UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2014

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.

(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.

(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar

São Paulo, S.P.

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

To Shareholders, Board Members and Management of:

Telefônica Brasil S.A.

São Paulo – SP

Introduction

We have reviewed the individual and consolidated interim accounting information of Telefônica Brasil S.A. and subsidiaries, contained in the ITR (Quarterly Information Form), referring to the quarter ended on June 30, 2014, which comprises the balance sheet of June 30, 2014 and the respective statements of income, of comprehensive income for the period so three and six months then ended and of changes in shareholders’ equity and of cash flows for the three-month period then ended, including the notes.

The management is responsible for the preparation of the individual interim financial information in accordance with Technical Pronouncement CPC 21 (R1) – Interim Statements, and the consolidated interim financial information in accordance with CPC 21 (R1) and international standard IAS 34 – Interim Financial Reporting, issued by the International Accounting Standards Board – IASB, as well as for the presentation of the information in accordance with the standards issued by CVM (Comissão de Valores Mobiliários – Brazilian SEC), applicable to the preparation of Interim Information – ITR. Our responsibility is to express a conclusion on the interim accounting information based on our review.

Scope of review

We have conducted our review according to the Brazilian and International standards of review for interim information (NBC TR 2410 - Revisão de Informações Intermediárias Executada pelo Auditor da Entidade and ISRE 2410 - “Review of Interim Financial Information Performed by the Independent Auditor of the Entity”, respectively). A review of interim information consists of queries, especially to those responsible for financial and accounting matters and the application of analytical procedures and other review procedures.

The scope of a review is significantly smaller than the scope of an audit conducted in accordance with audit standards and, consequently, it did not allow us to obtain assurance that we were aware of all significant matters which could be identified in an audit. Consequently, we did not express an audit opinion.

Conclusion on the individual interim information

Based on our review, we are not aware of any fact which could lead us to believe that the individual interim financial information included in the quarterly information referred to above were not prepared, in all relevant aspects, in accordance with CPC 21 (R1), applicable to the preparation of the Quarterly Information – ITR, and presented according to the standards issued by CVM.

Conclusion on the consolidated interim financial information

Based on our review, we are not aware of any fact which could lead us to believe that the consolidated interim financial information included in the quarterly information referred to above were not prepared, in all relevant aspects, in accordance with CPC 21 (R1), and IAS 34, applicable to the preparation of the Quarterly Information – ITR, and presented according to the standards issued by CVM.

Other matters

Interim information of value added

We have also reviewed, the interim statement of value added (SVA), individual and consolidated, related to the three-month period ended on June 30, 2014, prepared under the Entity’s management responsibility, the presentation of which, in the interim information, is required according to the standards issued by CVM applicable to the preparation of Quarterly Information – ITR, and considered as supplementary information by the IFRSs, which do not require the presentation of the SVA. These statements were submitted to the same review procedures previously described and, based on our review, we are not aware of any fact which could lead us to believe that they were not prepared, in all material aspects, in accordance with the individual and consolidated interim financial information as a whole.

Audit and review of previous year’s comparative amounts

The individual and consolidated Quarterly Information (ITR), mentioned in the first paragraph include the financial information corresponding to income, comprehensive income, changes in shareholders’ equity, cash flow and value added of the quarter ended June 30, 2013, obtained from the Quarterly Information (ITR) of that semester and from the balance sheet as of December 31, 2013, obtained from the financial statements of December 31, 2013, presented for comparison purposes. The review of the Quarterly Information of the quarter ended on March 31, 2013 and the exam of the financial statements of the period ended on December 31, 2013 were conducted under the responsibility of the independent auditors, who issued review and audit reports dated July 22, 2013 and February 25, 2014, with no changes.

São Paulo, July 29, 2014.

Clóvis Ailton Madeira

Accountant CRC 1SP-106.895/O-1

Grant Thornton Auditores Independentes

CRC 2SP-025.583/O-1

TELEFÔNICA BRASIL S. A.
Balance sheets
At June 30, 2014 and December 31, 2013
(In thousands of reais )

		Company		Consolidated				Company		Consolidated
ASSETS	Note	06/30/14	12/31/13	06/30/14	12/31/13	LIABILITIES AND EQUITY	Note	06/30/14	12/31/13	06/30/14	12/31/13

CURRENT ASSETS		14,997,864	15,595,493	15,520,311	15,899,396	CURRENT LIABILITIES		13,452,213	13,825,053	13,435,015	13,731,007
Cash and cash equivalents	3	4,498,739	6,311,299	5,486,721	6,543,936	Personnel, social charges and benefits	13	439,929	427,067	444,361	431,403
Trade accounts receivable, net	4	5,959,002	5,541,023	6,174,988	5,802,859	Trade accounts payable	14	6,786,883	6,948,957	6,841,317	6,914,009
Inventories	5	490,046	469,586	510,334	505,615	Taxes, charges and contributions	15	1,213,244	1,269,105	1,265,613	1,315,164
Taxes recoverable	6.1	1,836,497	2,168,797	1,868,234	2,191,962	Loans, financing, and finance lease	16.1	1,808,723	1,236,784	1,808,723	1,236,784
Judicial deposits and garnishments	7	191,406	166,928	191,406	166,928	Debentures	16.2	301,827	286,929	301,827	286,929
Derivative transactions	32	228,347	89,499	228,347	89,499	Dividends and interest on equity	17	504,674	1,187,556	504,674	1,187,556
Prepaid expenses	8	776,504	254,743	779,639	257,286	Provisions	18	655,215	561,403	655,215	561,403
Dividends and interest on equity	17	245,306	60,346	-	1,140	Derivative transactions	32	33,534	44,463	33,534	44,463
Other assets	9	772,017	533,272	280,642	340,171	Deferred revenue	19	784,186	812,843	786,905	817,551
						Share fraction grouping		389,075	389,220	389,075	389,220
NON-CURRENT ASSETS		54,493,567	53,982,379	53,959,629	53,604,442	Authorization license		58,531	58,531	58,531	58,531
Short-term investments pledged as collateral	3	109,327	106,239	109,327	106,455	Other liabilities	20	476,392	602,195	345,240	487,994
Trade accounts receivable, net	4	182,769	160,478	280,942	257,086
Taxes recoverable	6.1	405,200	368,388	405,200	368,388	NONCURRENT LIABILITIES		11,564,467	12,858,377	11,570,174	12,878,389
Deferred taxes	6.2	430,468	-	610,557	210,294	Personnel, social charges and benefits	13	15,991	18,698	15,991	18,698
Judicial deposits and garnishments	7	4,305,248	4,123,584	4,331,094	4,148,355	Taxes, charges and contributions	15	143,663	52,252	167,221	75,074
Derivative transactions	32	91,460	329,652	91,460	329,652	Deferred taxes	6.2	-	722,634	-	722,634
Prepaid expenses	8	22,539	24,879	23,614	25,364	Loans, financing, and finance lease	16.1	2,208,168	3,215,156	2,208,168	3,215,156
Other assets	9	129,052	127,567	129,268	127,793	Debentures	16.2	4,017,470	4,014,686	4,017,470	4,014,686
Investments	10	1,204,249	1,076,696	78,108	86,349	Provisions	18	4,327,848	4,042,789	4,348,097	4,062,410
Property, plant and equipment, net	11	18,874,234	18,377,905	18,945,461	18,441,647	Derivative transactions	32	18,764	24,807	18,764	24,807
Intangible assets, net	12	28,739,021	29,286,991	28,954,598	29,503,059	Deferred revenue	19	244,546	252,351	245,152	253,661
						Post-employment benefit plan obligations	31	387,554	370,351	387,554	370,351
						Other liabilities	20	200,463	144,653	161,757	120,912

						EQUITY		44,474,751	42,894,442	44,474,751	42,894,442
						Capital	21	37,798,110	37,798,110	37,798,110	37,798,110
						Capital reserves	21	2,686,897	2,686,897	2,686,897	2,686,897
						Income reserves	21	1,287,496	1,287,496	1,287,496	1,287,496
						Premium on acquisition of noncontrolling interests	21	(70,448)	(70,448)	(70,448)	(70,448)
						Other comprehensive income	21	9,755	16,849	9,755	16,849
						Retained earnings	21	2,762,941	-	2,762,941	-
						Proposed additional dividend	21	-	1,175,538	-	1,175,538

TOTAL ASSETS		69,491,431	69,577,872	69,479,940	69,503,838	TOTAL LIABILITIES AND EQUITY		69,491,431	69,577,872	69,479,940	69,503,838

TELEFÔNICA BRASIL S. A.
Income statements
Three- and six-month periods ended June 30, 2014 and 2013
(In thousands of reais)

		Company				Consolidated
		Three-month periods ended		Six-month periods ended		Three-month periods ended		Six-month periods ended
	Note	06/30/14	06/30/13	06/30/14	06/30/13	06/30/14	06/30/13	06/30/14	06/30/13

OPERATING REVENUE, NET	22	8,124,243	3,134,380	16,318,292	6,284,351	8,616,594	8,491,505	17,228,524	17,046,989

Cost of sales and services	23	(3,886,561)	(2,023,992)	(8,081,761)	(4,089,330)	(4,116,069)	(4,373,630)	(8,512,413)	(8,780,092)

GROSS PROFIT		4,237,682	1,110,388	8,236,531	2,195,021	4,500,525	4,117,875	8,716,111	8,266,897

OPERATING INCOME (EXPENSES)		(2,947,656)	(27,118)	(5,883,938)	(190,588)	(3,143,451)	(2,991,990)	(6,238,743)	(5,791,131)
Selling expenses	23	(2,554,420)	(769,520)	(5,037,917)	(1,542,386)	(2,566,999)	(2,380,240)	(5,077,012)	(4,556,248)
General and administrative expenses	23	(441,710)	(141,165)	(929,161)	(323,496)	(455,553)	(549,133)	(943,522)	(1,161,662)
Equity pickup	10	177,918	1,005,949	323,353	1,801,316	454	(1,615)	1,459	(2,061)
Other operating income	24	110,656	49,664	224,832	152,130	118,566	188,737	247,862	346,925
Other operating expenses	24	(240,100)	(172,046)	(465,045)	(278,152)	(239,919)	(249,739)	(467,530)	(418,085)

OPERATING INCOME BEFORE FINANCIAL INCOME (EXPENSES)		1,290,026	1,083,270	2,352,593	2,004,433	1,357,074	1,125,885	2,477,368	2,475,766

Financial income	25	329,196	151,640	850,513	263,076	354,511	383,876	892,524	748,996
Financial expenses	25	(465,495)	(222,760)	(1,091,744)	(389,502)	(466,559)	(457,208)	(1,092,902)	(839,059)

INCOME BEFORE TAXES		1,153,727	1,012,150	2,111,362	1,878,007	1,245,026	1,052,553	2,276,990	2,385,703

Income and social contributions taxes	26	838,926	(97,895)	542,061	(153,577)	747,627	(138,298)	376,433	(661,273)

NET INCOME FOR THE PERIOD		1,992,653	914,255	2,653,423	1,724,430	1,992,653	914,255	2,653,423	1,724,430

Basic and diluted earnings per share – common (R$)		1.66	0.76	2.22	1.44
Basic and diluted earnings per share – preferred (R$)		1.83	0.84	2.44	1.58

TELEFÔNICA BRASIL S. A.
Statements of changes in equity
Six-month periods ended June 30, 2014 and 2013
(In thousands of reais)
			Capital reserves			Income reserves
	Capital	Premium on acquisition of noncontrolling interests	Special goodwill reserve	Other capital reserves	Treasury stock	Legal reserve	Tax grants	Retained earnings	Proposed additional dividend	Other comprehensive income	Total equity

Balances at December 31, 2012	37,798,110	(70,448)	63,074	2,735,930	(112,107)	1,100,000	-	-	3,148,769	17,792	44,681,120

Additional dividend proposed for year 2012	-	-	-	-	-	-	-	-	(3,148,769)	-	(3,148,769)
Prescribed dividends and interest on equity	-	-	-	-	-	-	-	59,045	-	-	59,045
Other comprehensive income	-	-	-	-	-	-	-	(430)	-	(4,857)	(5,287)
Net income for the period	-	-	-	-	-	-	-	1,724,430	-	-	1,724,430

Balances at June 30, 2013	37,798,110	(70,448)	63,074	2,735,930	(112,107)	1,100,000	-	1,783,045	-	12,935	43,310,539

Prescribed dividends and interest on equity	-	-	-	-	-	-	-	57,780	-	-	57,780
Income tax return adjustment – government grants	-	-	-	-	-	-	1,699	(1,699)	-	-	-
Other comprehensive income	-	-	-	-	-	-	-	14,694	-	3,914	18,608
Net income for the year	-	-	-	-	-	-	-	1,991,515	-	-	1,991,515
Income allocation:
Legal reserve	-	-	-	-	-	185,797	-	(185,797)	-	-	-
Interim interest on equity	-	-	-	-	-	-	-	(1,738,000)	-	-	(1,738,000)
Interim dividends	-	-	-	-	-	-	-	(746,000)	-	-	(746,000)
Proposed additional dividend	-	-	-	-	-	-	-	(1,175,538)	1,175,538	-	-

Balances at December 31, 2013	37,798,110	(70,448)	63,074	2,735,930	(112,107)	1,285,797	1,699	-	1,175,538	16,849	42,894,442

Additional dividend proposed for year 2013	-	-	-	-	-	-	-	-	(1,175,538)	-	(1,175,538)
Unclaimed dividends and interest on equity	-	-	-	-	-	-	-	109,518	-	-	109,518
Other comprehensive income	-	-	-	-	-	-	-	-	-	(7,094)	(7,094)
Net income for the period	-	-	-	-	-	-	-	2,653,423	-	-	2,653,423

Balances at June 30, 2014	37,798,110	(70,448)	63,074	2,735,930	(112,107)	1,285,797	1,699	2,762,941	-	9,755	44,474,751

Outstanding shares (thousands)											1,123,269
Book value per shares (VPA)											39.59

TELEFÔNICA BRASIL S. A.
Statements of comprehensive income
Three- and six-month periods ended June 30, 2014 and 2013
(In thousands of reais)

	Company				Consolidated
	Three-month period ended		Six-month period ended		Three-month period ended		Six-month period ended
	06/30/14	06/30/13	06/30/14	06/30/13	06/30/14	06/30/13	06/30/14	06/30/13

Net income for the year	1,992,653	914,255	2,653,423	1,724,430	1,992,653	914,255	2,653,423	1,724,430

Unrealized losses in investments available for sale	(3,276)	(1,169)	(4,571)	(12,427)	(3,276)	(1,169)	(4,571)	(12,427)
Taxes	1,114	228	1,554	4,225	1,114	228	1,554	4,225
	(2,162)	(941)	(3,017)	(8,202)	(2,162)	(941)	(3,017)	(8,202)

Accumulated adjustments of conversion of foreign currency transactions	(2,366)	6,883	(5,129)	4,393	(2,366)	6,883	(5,129)	4,393

Other net comprehensive income to be reclassified to P&L in subsequent years	(4,528)	5,942	(8,146)	(3,809)	(4,528)	5,942	(8,146)	(3,809)

Actuarial gains (losses) and limitation effect of the surplus plan assets	-	-	-	-	-	-	-	(651)
Taxes	-	-	-	-	-	-	-	221
	-	-	-	-	-	-	-	(430)

Gains (losses) on derivative transactions	(438)	-	1,594	-	(438)	2,876	1,594	(1,588)
Taxes	149	-	(542)	-	149	(978)	(542)	540
	(289)	-	1,052	-	(289)	1,898	1,052	(1,048)

Interest held in comprehensive income of subsidiaries	-	1,898	-	(1,478)	-	-	-	-

Other net comprehensive income that will not be reclassified to P&L in subsequent years	(289)	1,898	1,052	(1,478)	(289)	1,898	1,052	(1,478)

Comprehensive income for the year, net of taxes	1,987,836	922,095	2,646,329	1,719,143	1,987,836	922,095	2,646,329	1,719,143

TELEFÔNICA BRASIL S. A.
Statements of cash flows
Six-month periods ended June 30, 2014 and 2013
(In thousands of reais)

	Company		Consolidated
	06/30/14	06/30/13	06/30/14	06/30/13
Cash provided by operating activities

Income before taxes	2,111,362	1,878,007	2,276,990	2,385,703

Non-cash items

Non-cash expenses (income)	3,554,577	15,633	3,910,428	3,763,903
Depreciation and amortization	2,622,196	1,345,096	2,632,390	2,845,289
Foreign exchange variations on loans	40,752	13,494	40,752	40,991
Monetary gains	37,539	25,301	24,393	41,087
Equity pickup	(323,353)	(1,801,316)	(1,459)	2,061
Loss (gain) on write-off/disposal of goods	25,958	(57,629)	25,734	(139,517)
Estimated impairment losses of trade accounts receivable	396,685	154,474	428,270	402,103
Provision (reversal) of suppliers	152,807	(8,610)	157,752	28,586
Estimated losses (write-offs and reversals) for impairment of inventory items	(11,391)	3,033	(10,795)	11,506
Pension plan and other post-employment benefits	15,762	13,296	15,755	13,159
Provisions for tax, labor, civil and regulatory demands	240,591	165,638	240,605	228,597
Interest expenses	342,533	163,238	342,533	270,317
Provision (reversal) for divestiture	13,959	(3,821)	13,959	12,954
Provision for loyalty program	539	-	539	6,770
Investment losses	-	3,439	-	-

Changes in operating assets and liabilities:	(2,642,275)	(322,353)	(2,406,811)	(1,780,927)
Trade accounts receivable	(836,955)	(147,746)	(824,255)	(376,767)
Inventories	(9,069)	(5,645)	6,076	(126,500)
Taxes recoverable	41,344	12,527	32,772	(298,088)
Prepaid expenses	(412,834)	(109,238)	(414,016)	(501,776)
Other current assets	(243,376)	6,691	54,898	112,327
Other noncurrent assets	9,966	(73,467)	(27)	(9,792)
Personnel, social charges and benefits	10,155	(50,467)	10,251	(47,772)
Trade accounts payable	(250,889)	3,826	(158,907)	114,575
Taxes, charges and contributions	98,570	305,800	98,582	442,467
Interest paid	(378,298)	(140,161)	(378,298)	(264,450)
Income and social contribution taxes paid	(415,724)	-	(544,113)	(703,097)
Outros passivos circulantes	(191,195)	(91,030)	(210,135)	(45,169)
Other non-current liabilities	(63,970)	(33,443)	(79,639)	(76,885)
Total cash arising from operating activities	3,023,664	1,571,287	3,780,607	4,368,679

Net cash generated from (used in) investing activities

Future capital contribution in subsidiaries	-	(65,250)	-	-
Acquisition of fixed and intangible assets (net of donations)	(2,638,508)	(1,011,834)	(2,654,154)	(3,016,567)
Cash from disposal of fixed assets	5,887	34,273	7,034	423,090
Redemptions (short-term investments) in guarantee	-	-	-	(250,000)
Redemption (realization) of judicial deposits	(80,864)	(56,876)	(67,963)	(160,028)
Dividends and interest on equity received	1,140	1,320,449	1,140	-
Total cash from (used in) investing activities	(2,712,345)	220,762	(2,713,943)	(3,003,505)

Cash (from) used in financing activities

Payment of loans, financing, and debentures	(433,825)	(214,237)	(433,825)	(438,563)
Loans and debentures raised	93,884	1,300,128	93,884	1,318,124
Net payment of derivative agreements	(31,710)	(5,671)	(31,710)	(14,960)
Payment referring to group of shares	(145)	(161)	(145)	(161)
Dividends and interest on equity paid	(1,752,083)	(1,583,900)	(1,752,083)	(1,583,900)
Total cash (from) used in financing activities	(2,123,879)	(503,841)	(2,123,879)	(719,460)

Increase (decrease) in cash and cash equivalents	(1,812,560)	1,288,208	(1,057,215)	645,714

Cash and cash equivalents at beginning of year	6,311,299	3,079,282	6,543,936	7,133,485
Cash and cash equivalents at end of year	4,498,739	4,367,490	5,486,721	7,779,199

Variations in cash and cash equivalents for year	(1,812,560)	1,288,208	(1,057,215)	645,714

TELEFÔNICA BRASIL S. A.
Statements of value added
Six-month periods ended June 30, 2014 and 2013
(In thousands of reais)
	Company		Consolidated
	06/30/14	06/30/13	06/30/14	06/30/13

Revenue	22,161,113	8,273,164	23,282,986	23,204,275
Goods and services sold	22,242,223	8,298,542	23,372,651	23,297,628
Other income	315,575	129,096	338,605	308,750
Provision for impairment of trade accounts receivable	(396,685)	(154,474)	(428,270)	(402,103)

Input products acquired from third parties	(8,426,931)	(3,824,313)	(8,933,262)	(8,693,073)
Cost of goods and products sold and services rendered	(4,642,720)	(2,806,557)	(5,131,097)	(5,362,048)
Materials, energy, third-party services and other expenses	(3,767,164)	(1,078,901)	(3,784,242)	(3,459,368)
Loss/recovery of assets	(17,047)	61,145	(17,923)	128,343

Gross value added	13,734,182	4,448,851	14,349,724	14,511,202

Retentions	(2,622,196)	(1,345,096)	(2,632,390)	(2,845,289)
Depreciation and amortization	(2,622,196)	(1,345,096)	(2,632,390)	(2,845,289)

Net value added produced	11,111,986	3,103,755	11,717,334	11,665,913

Value added received in transfer	1,173,923	2,064,392	894,041	746,935
Equity pickup	323,353	1,801,316	1,459	(2,061)
Financial income	850,570	263,076	892,582	748,996

Total value added to be distributed	12,285,909	5,168,147	12,611,375	12,412,848

Distribution of value added	(12,285,909)	(5,168,147)	(12,611,375)	(12,412,848)

Personnel, social charges and benefits	(1,121,388)	(414,881)	(1,132,390)	(1,137,340)
Direct compensation	(734,372)	(286,309)	(741,825)	(741,963)
Benefits	(328,675)	(92,063)	(331,555)	(326,341)
FGTS	(58,341)	(36,509)	(59,010)	(69,036)
Taxes, charges and contributions	(6,155,457)	(2,164,389)	(6,465,265)	(7,409,165)
Federal	(1,296,643)	(657,442)	(1,554,253)	(2,566,156)
State	(4,829,955)	(1,482,458)	(4,834,375)	(4,797,996)
Municipal	(28,859)	(24,489)	(76,637)	(45,013)
Debt remuneration	(1,951,865)	(603,837)	(1,955,483)	(1,775,701)
Interest	(1,090,420)	(368,367)	(1,091,378)	(815,736)
Rent	(861,445)	(235,470)	(864,105)	(959,965)
Equity remuneration	(2,653,423)	(1,724,430)	(2,653,423)	(1,724,430)
Retained profits	(2,653,423)	(1,724,430)	(2,653,423)	(1,724,430)
Others	(403,776)	(260,610)	(404,814)	(366,212)
Labor, civil, tax, and regulatory provisions, net	(403,776)	(260,610)	(404,814)	(366,212)

Telefônica Brasil S. A.

Notes to Quarterly Information

June 30, 2014

(In thousands of reais)

1.    Operations

a. Background information

Telefônica Brasil S.A. (Company or Telefônica Brasil) is a publicly-traded corporation operating in telecommunication services and in the performance of activities that are necessary or useful in the rendering of such services, in conformity with the concessions and authorizations it has been or granted.  The Company, headquartered at Avenida Engenheiro Luiz Carlos Berrini, nº 1376, in the city and State of São Paulo, Brazil, is a member of Telefónica Group, the telecommunications industry leader in Spain, also being present in various European and Latin American countries.

At June 30, 2014 and December 31, 2013, Telefónica S.A., holding company of the Group, held a total of 73.81% direct and indirect interest in the Company, being 91.76% of common shares and 64.60% of preferred shares (See Note 21).

b. Operations

The Company is primarily engaged in the rendering of land-line telephone and data services in the state of São Paulo, under Fixed Switched Telephone Service Concession Arrangement (STFC) and Multimedia Communication Service (SCM) authorization, respectively.  Also, the Company is authorized to render STFC services in Regions I and II of the General Service Concession Plan (PGO) and other telecommunications services, such as SCM (data communication, including broadband internet), SMP (Personal Communication Services) and SEAC (Conditional Access Audiovisual Services) (especially by means of DTH and cable technologies).

Service concessions and authorizations are granted by Brazil’s Telecommunications Regulatory Agency (ANATEL), under the terms of Law No. 9472 of July 16, 1997 - General Telecommunications Law (“Lei Geral das Telecomunicações” - LGT), amended by Laws No. 9986 of July 18, 2000 and No. 12485 of September 12, 2011. Operation of such concessions and authorizations is subject to supplementary regulations and plans issued.

STFC service concession arrangement

The Company is the grantee on an STFC concession to render land-line services in the local network and national long distance calls originated in sector 31 of Region III, which comprises the state of São Paulo (except for cities within sector 33), as established in the General Service Concession Plan (PGO).

The Company’s current STFC service concession arrangement is effective until December 31, 2025, and may be subject to reviews on December 31, 2015 and December 31, 2020.

In accordance with the service concession arrangement, every two years, during the arrangement’s 20-year term, the Company shall pay a fee equivalent to 2% of its prior-year STFC revenue, net of applicable taxes and social contributions.

Telefônica Brasil S. A.

Notes to Quarterly Information

June 30, 2014

(In thousands of reais)

Authorizations and frequencies to SMP

Frequency authorizations granted by ANATEL for mobile telephone services may be renewed only once, over a 15-year period, through payment, every two years after the first renewal, of fees equivalent to 2% of the Company’s prior-year revenue, net of taxes and social contributions, related to the application of the Basic and Alternative Plans of Service.

The Company operates SMP services, in accordance with the authorizations it has been given. Information on operation areas (regions) and expirations of radiofrequency authorizations is the same as in Note 1.c - “Operations”, disclosed in the financial statements as at December 31, 2013.

c. Corporate restructuring

In order to streamline the Company’s organizational structure, to rationalize the services provided by its subsidiaries and to concentrate service provision in two operating entities, namely the Company and its wholly-owned subsidiary Telefônica Data S.A. (TData or Subsidiary), the Company carried out a corporate restructuring approved by ANATEL, under the terms of Act No. 3043 of May 27, 2013, as published in the Federal Official Gazette (DOU) of May 29, 2013, subject to the conditions thereunder.

The Board of Directors’ meeting held on June 11, 2013 approved the terms and conditions of the corporate restructuring process involving the Company’s wholly-owned subsidiaries and subsidiaries.

Company Annual General Meeting held on July 1, 2013 approved the aforementioned corporate restructuring, which included spin-offs and mergers of subsidiaries and of companies directly or indirectly controlled by the Company, so that the economic activities other than telecommunications services, including the provision of Value Added Services as defined in article 61 of the General Telecommunications Law (LGT) (with such activities being jointly and generally referred to as SVAs), provided by the various wholly-owned subsidiaries/subsidiaries were concentrated in TData and the telecommunication services were consolidated by the Company.

All of the spin-offs or split-ups, as the case may be, and the merger of the net assets of the companies involved in the restructuring process took place on the same date and had the same reporting date (April 30, 2013), as follows: the Company merged (i) the net assets of TData, arising from its spin-off, corresponding to the activities related to the provision of service of Multimedia Communication Service (SCM); (ii) the net assets of Vivo S.A. (Vivo), arising from its split-up, corresponding to the use of Personal Communication Services (SMP), Multimedia Communication Services (SCM) and STFC in local, domestic and international long distance calls in regions I and II of the General Service Concession Plan (PGO), and the net assets of SVAs and other services other than telecommunications services were merged into TData and Vivo’s operations were ceased; (iii) the net assets of ATelecom S.A. (ATelecom), arising from its split-up, corresponding to the activities related to the provision of Conditional Access Audiovisual Services (SEAC) (through DTH technology) and SCM, and the net assets of SVAs and other services other than telecommunications services were merged into TData, thus ATelecom's operations were ceased; and (iv) Telefônica Sistema de Televisão S.A. (TST), which concentrated the activities related to the provision of SEAC and SCM services before its merger into the Company, due to the full merger of Lemontree Participações S.A. (Lemontree), GTR-T Participações e Empreendimentos S.A. (GTR-T), Ajato Telecomunicações Ltda (Ajato), Comercial Cabo TV São Paulo S.A. (CaTV) e TVA Sul Paraná S.A. (Sul Paraná), thus TST, Lemontree, GTR-T, Ajato, CaTV and Sul Paraná had its operations ceased.

Telefônica Brasil S. A.

Notes to Quarterly Information

June 30, 2014

(In thousands of reais)

The merger of companies and net assets previously described did not result in any capital increase or issue of new Company shares; accordingly, the corporate restructuring did not result in any changes in ownership interest currently held by Company shareholders.

There is no question of replacing shares of noncontrolling shareholders of the spun-off companies with shares of the merging company, since the Company was, upon the merger of net assets and/or companies, as the case may be, the sole shareholder of the companies spun off/ merged.  Accordingly, an equity valuation report at market price was not prepared for calculating the noncontrolling share replacement ratio as defined in article 264 of Law No. 6404/76, and article 2, paragraph 1, item VI of CVM Rule No. 319/99, based on recent understandings expressed by the Brazilian Securities and Exchange Commission (CVM) regarding consultations in connection with similar restructuring processes and based on CVM Rule No. 559 of November 18, 2008.

The corporate restructuring was described in detail in Note 1b) - “Corporate restructuring” disclosed in the financial statements as at December 31, 2013.

d. Share trading on stock exchanges

The Company is listed in the Brazilian Securities and Exchange Commission (CVM) as a publicly-held company under Category A (issuers authorized to trade any marketable securities) and has shares traded on the São Paulo Stock Exchange (BM&FBovespa). It is also listed in the US Securities and Exchange Commission (SEC), and its level II American Depositary Shares (ADS), backed by preferred shares only, are traded on the New York Stock Exchange (NYSE).

e. Agreement between Telefónica S.A. and Telecom Italia

TELCO S.p.A. (in which Telefónica S.A. held a 46.18% interest) has a 22.4% interest with voting rights in Telecom Italia., and is the majority shareholder of this company.

Telefónica S.A. holds indirect control in Telefônica Brasil, and Telecom Italia, S.p.A. holds an indirect interest in TIM S.A. (TIM), a Brazilian telecommunications company.  Neither Telefónica S.A., nor Telefônica Brasil or any other affiliate of Telefónica S.A. interfere in, are involved with or have decision-making powers over TIM operations in Brazil, also being lawfully and contractually forbidden to exercise any type of political power derived from indirect interest held as concerns operations in Brazil, directly related to TIM operations. TIM (Brazil) and Telefônica Brasil compete in all markets in which they operate in Brazil under permanent competitive stress and, in this context, as well as in relation to the other economic players in the telecommunications industry, maintain usual and customary contractual relations with one another (many of which are regulated and inspected by ANATEL) and/or which, as applicable, are informed to ANATEL and Brazil’s Administrative Council for Economic Defense (CADE), concerning the commitments assumed before these agencies so as to ensure total independence of their operations.

On September 24, 2013, Telefónica S.A., entered into an agreement with the other shareholders of the Italian company TELCO S.p.A. whereby Telefónica S.A. subscribed and paid up capital in TELCO, S.p.A. through a contribution of 324 million euros, receiving shares without voting rights of TELCO, S.p.A as consideration. As a result of this capital increase, the share capital of Telefónica S.A. voting in TELCO, S.p.A. remaining unchanged (remaining at 46.18%), although their economic participation rose to 66%. Thus, the governance of TELCO S.p.A., as well as the obligations of Telefónica S.A. to abstain from participating in or influencing the decisions that impact the industries where they both operate, remained unchanged.

Telefônica Brasil S. A.

Notes to Quarterly Information

June 30, 2014

(In thousands of reais)

In the same document, Italian shareholders of TELCO S.p.A. granted Telefónica S.A. an option to purchase all of their shares in TELCO S.p.A. Exercising this call option was subject to obtaining the required previous approvals from antitrust authorities and telecommunications regulatory agencies as applicable (including Brazil and Argentina), beginning eligible after January 1, 2014, whenever the Shareholders’ Agreement remains in full force and effect, except (i) between June 1 and June 30, 2014 and between January 15 and February 15, 2015; and (ii) during certain periods in case the Italian shareholders of TELCO, S.p.A. request the entity’s spin-off.

On December 4, 2013, the CADE announced the following decisions:

1)     Approve, subject to the limitations described below, the acquisition, by Telefónica S.A., of the total interest held by Portugal Telecom, SGPS SA and PT Móveis – Serviços de Telecomunicações, SGPS, SA (PT) in Brasilcel NV, which controlled Brazilian mobile telecommunications operator Vivo Participações S.A. (Vivo Part.).

The transaction has been approved by ANATEL and its completion (requiring no prior approval from CADE at the time) took place immediately after approval from ANATEL, on September 27, 2010.

The limitations imposed by CADE on its decision are as follow:

a)  A new shareholder share control over Vivo Part. with Telefónica S.A., adopting the same conditions applied to PT when it held an interest in Brasilcel NV.; or

b)  Telefónica S.A. shall cease to have, either directly or indirectly, an equity interest in TIM Participações S.A.

2)     Impose a R$ 15 million fine on Telefónica S.A. for violating the will and purpose of the agreement executed by and between Telefónica S.A. and CADE, as a requirement to approve the initial purchase transaction of Telecom Italia in 2007, due to the subscription and payment, by Telefónica S.A., of TELCO S.p.A. nonvoting shares in the context of its recent capital increase.  This decision also requires Telefónica S.A. to dispose of its nonvoting shares held in TELCO S.p.A.

The deadline for compliance with the conditions and obligations imposed by CADE in both decisions were classified as confidential by CADE.

At December 13, 2013, Telefónica S.A. published a material news release regarding the decisions made by CADE in the meeting held on December 4, 2013, stating that it considered the measures imposed by that agency to be unreasonable, thus started applicable legal proceedings in July, 2014.

In this context, and in order to strengthen its firm commitment to the obligations previously assumed by Telefónica S.A. to keep away from Telecom Italia's business in Brazil, Telefónica S.A. pointed out, in a material news release that Mr.  César Alierta Izuel and Mr. Julio Linares López had decided to resign with immediate effect, from the position of Directors at Telecom Itália S.p.A. .Additionally, Mr. Julio Linares López decided to resign, with immediate effect, from his position on the list presented by TELCO S.p.A. for a potential re-election to the Board of Directors of Telecom Itália, S.p.A.

Telefônica Brasil S. A.

Notes to Quarterly Information

June 30, 2014

(In thousands of reais)

Likewise, Telefónica S.A., notwithstanding the rights defined in the Shareholders’ Agreement of TELCO S.p.A, stated in a material news release it decided not to exercise, for now, its right to appoint or suggest two Directors at Telecom Itália, S.p.A.

On June 16, 2014, the Italian shareholders of TELCO, S.p.A. decided to exercise their rights to request the spin-off ensured by the Shareholders' Agreement of the company. The implementation of this spin-off was approved at the Annual General Meeting of TELCO, S.p.A. on July 9, 2014, and is subject to the previous authorization by competente authorities, incuding CADE and ANATEL in Brazil. Whenever authorized, the spin-off will be implemented through the transfer of all current interest held by TELCO, S.p.A. in the Telecom Itália, S.p.A. capital, to four (4) new companies, which are wholly owned by one of the current shareholders of TELCO, S.p.A., and which are designed to hold interest in the capital of Telecom Itália, S.p.A., proportionally to the current economic interest of their respective future controlling shareholder in the capital of TELCO, S.p.A.

Regulatory approvals in Brazil to the spin-off of TELCO, S.p.A. mentioned above have been required from relevant  agencies as the applicable corporate documents are completed in Italy.

2.    BASIS OF PREPARATION AND PRESENTATION OF QUARTERLY INFORMATION

2.a) Basis of presentation

The Company’s Quarterly Information (ITR) for the six-month period ended June 30, 2014 is presented in thousands of reais (unless otherwise stated) and was prepared under a going concern assumption.

This quarterly information compares the six-month periods ended June 30, 2014 and 2013, except for balance sheets that compare the positions at June 30, 2014 with December 31, 2013.

In order to better present and compare the figures of the consolidated income statements for the six-month periods ended June 30, 2014 and 2013, certain reclassifications were made among the groups of “Cost of sales and services”, “Selling expenses”, “General and administrative expenses” and “Other operating income (expenses)”, for the period ended June 30, 2013, as follows:

	Income statement at 06/30/13, disclosed at 06/30/13	Reclassifications	Income statement at 06/30/13, disclosed at 06/30/14
Operating revenue, net	17,046,989	-	17,046,989
Cost of sales and services	(8,798,819)	18,727	(8,780,092)
Gross profit	8,248,170	18,727	8,266,897
Selling expenses	(4,517,671)	(38,577)	(4,556,248)
General and administrative expenses	(1,177,126)	15,464	(1,161,662)
Other operating income	405,903	(58,978)	346,925
Other operating expenses	(481,449)	63,364	(418,085)
Equity pickup	(2,061)	-	(2,061)
Income before financial income (expenses)	2,475,766	-	2,475,766
Financial income	748,996	-	748,996
Financial expenses	(839,059)	-	(839,059)
Income before taxes	2,385,703	-	2,385,703
Income and social contribution taxes	(661,273)	-	(661,273)
Net income for the period	1,724,430	-	1,724,430

Telefônica Brasil S. A.

Notes to Quarterly Information

June 30, 2014

(In thousands of reais)

On account of the net assets received in the corporate restructuring process occurred on July 1, 2013, described in Note 1c), the individual information of the income statements at June 30, 2014 and 2013 is not comparable.

The individual quarterly information (Company) was prepared and is presented in accordance with accounting practices adopted in Brazil, which comprise the rules issued by the Brazilian Securities and Exchange Commission (CVM) and CPC 21 - Interim Financial Reporting, issued by the Brazilian FASB (CPC), which are in accordance with the International Financial Reporting Standards (IFRS), issued by the International Accounting Standards Board (IASB), except for investments in subsidiaries, which are measured by the equity method, while for IFRS purposes it would be measured at cost or fair value.

The consolidated quarterly information (Consolidated) was prepared and is presented in accordance with CPC 21 and IAS 34 - Interim Financial Reporting, issued by the IASB, and CVM rules.

At the meeting held on July 21, 2014, the Executive Board authorized the issue of this quarterly information, which was ratified by the Board of Directors at a meeting held on July 29, 2014.

This Quarterly Information (ITR) was prepared in accordance with accounting principles, practices and criteria consistent with those adopted in the preparation of the financial statements for the financial year ended December 31, 2013, in addition to the new pronouncements, interpretations and amendments that became effective from January 1, 2014, as follows:

IFRS 10, IFRS 12 and IAS 27 Investment Entities:  These amendments became effective for annual periods beginning on or after January 1, 2014, providing an exception to the consolidation requirements for a reporting entity that meets the definition of an investment entity under IFRS 10. This exception requires an investment entity to account for its investments in subsidiaries at fair value in P&L.  The application of these amendments does not entail impacts on the Company’s financial position, given that its subsidiary is not qualified as an investment entity.

IAS 32 Offsetting Financial Assets and Financial Liabilities:  This amendment became effective for annual periods beginning on or after January 1, 2014 and clarifies the meaning of “currently has a legally enforceable right to set off the recognized amounts” and the criteria that would qualify for settlement the settlement mechanisms of clearing house systems that are not simultaneous.  The application of this amendment does not entail significant impacts on the Company’s financial position.

IAS 36 Recoverable Amount Disclosures for Non Financial Assets (Impairment of Assets): This amendment became effective for annual periods beginning on or after January 1, 2014 and eliminates unintended consequences of IFRS 13 Fair Value Measurement on disclosures required by IAS 36. In addition, these amendments require the disclosure of recoverable amounts of assets or Cash Generating Units (CGU) for which a provision for impairment has been recognized over the period. The application of this amendment does not impact the Company’s disclosures.

IAS 39 Novation of Derivatives and Continuation of Hedge Accounting:  This amendment became effective for annual periods beginning on or after January 1, 2014 and introduces a relief regarding discontinuance of hedge accounting where a derivative, which is designated as hedging instrument, is novated if specific conditions are met. The application of this amendment does not entail significant impacts on the Company’s financial position.

Telefônica Brasil S. A.

Notes to Quarterly Information

June 30, 2014

(In thousands of reais)

IFRIC 21 Levies:  This amendment became effective for annual periods beginning on or after January 1, 2014 and provides guidance on when to recognize a liability for a tax or levy when the obligating event occurs. For a levy that is triggered upon reaching a minimum threshold, the interpretation clarifies that no liability is recognized before the specified minimum threshold is reached. The application of this standard does not entail significant impacts on the Company’s financial position.

On the preparation date of this quarterly information, the following IFRS amendments had been published; however, their application was not compulsory:

IFRS 2 Share Based Payments:  These amendments changed the settings relating to the purchase conditions and its implementation is effective beginning on or after July 1, 2014. The Company does not believe that these amendments may significantly impact its financial position.

IFRS 3 Business Combination:  The amendments changed the accounting for contingent consideration in a business combination. Contingent consideration on acquisition of a business that is not classified as equity is subsequently measured at fair value through profit or loss, whether or not included in the scope of IFRS 9 Financial Instruments.  These changes are effective for new business combinations after July 1, 2014. The Company consider the application of these changes to any business combinations that occur beginning on or after 1 July 2014.

IFRS 8 Operating Segments:  These amendments are related to the aggregation of operating segments, which can be combined / aggregated whether they are in accordance with the criteria of the rule, in other words, if the segments have similar economic characteristics and are similar in other qualitative aspects. If they are combined, the entity shall disclose the economic characteristics used to assess whether the segments are similar. These amendments will become effective beginning on or after July 1, 2014. Considering the fact that the Company and its subsidiary operate in a sole operating segment, significant impact on their financial position is not expected.

IFRS 9 Financial Instruments: IFRS 9, as issued, is the first step in IASB’s project to replace IAS 39 and applies to classification and measurement of financial assets and liabilities as defined by IAS 39. Initially, the pronouncement would become effective for annual periods beginning on or after January 1, 2013, but Amendments to IFRS 9: Mandatory Effective Date of IFRS 9 and Transition Disclosures, issued in December 2011, postponed the effective date of IFRS 9 to January 1, 2018. In the subsequent steps, IASB will tackle issues such as hedge accounting and provision for impairment of financial assets. Adoption of the first step of IFRS 9 will affect the classification and measurement of the Company’s financial assets, but will have no impact on the classification and measurement of its financial liabilities. The Company will quantify such effects together with the effects from other phases of IASB’s project once the final consolidated standard is issued.

IFRS 13 Fair Value Measurement: This amendment is related to the application of the exception to financial assets portfolio, financial liabilities and other contracts.  It will become effective for annual periods beginning on or after July 1, 2014. The Company will evaluate the effect of the application on new transactions after July 1, 2014.

Telefônica Brasil S. A.

Notes to Quarterly Information

June 30, 2014

(In thousands of reais)

IAS 16 Property, Plant and Equipment and IAS 38 Intangible Assets: The amendments to IAS 16.35 (a) and IAS 38.80 (a) clarifies that a revaluation can be made as follows: i) adjust the gross carrying amount of the asset at market value or, ii) determine the market value and adjust the gross carrying amount proportionally, so that the resulting carrying amount is equal to the market value.  IASB also clarified that the accumulated depreciation / amortization is the difference between the gross carrying amount and the book value of the asset (i.e. gross carrying amount - accumulated depreciation / amortization = book value). The amendment to IAS 16.35 (b) and IAS 38.80 (b) clarifies that the accumulated depreciation / amortization is eliminated so that the gross carrying amount and the book value is equal to market value. These amendments will become effective beginning on or after 1 July 2014 retrospectively.  Implementation of these amendments has no impact on the financial or operating positions of the Company at the time. Whereas the reassessment of property and equipment and intangible assets is not allowed in Brazil, the Company does not expect impact on its financial position.

IAS 24 Related Party Disclosures: The amendment clarifies that an entity's providing management services to other entity that provides key management personnel to provide management services is a subject relating to related party disclosures.  In addition, an entity that uses a management entity shall disclose the expenses incurred by management services.  The amendments will become effective beginning on or after 1 July 2014 retrospectively.  The Company does not expect these amendments significantly impact its financial position.

IAS 40 Investment Property: This amendment clarifies the relationship between the definitions of IFRS 3 and IAS 40 on the classification of the investment property or owner-occupied property.  The description of ancillary services in IAS 40 that differentiates between investment properties and owner-occupied property (IFRS 3) is used to determine whether the transaction is a purchase of an asset or a business combination. This amendment will become effective beginning on or after 1 July 2014 prospectively.  The Company will evaluate any possible impact in case of transactions occur after the effective date.

The Company does not early adopt any pronouncement, interpretation or amendment that has been issued, whose application is not compulsory.

2.b) Subsidiaries (wholly-owned and jointly-controlled subsidiaries)

Information on investees at June 30, 2014 and December 31, 2013 is described below:

Telefônica Data S.A. (TData): Wholly-owned subsidiary of the Company and headquartered in Brazil, this entity is engaged in the rendering and operation telecommunications services; provide value added services (SVAs); provide integrated business solutions in telecommunications and related activities; manage the provision of technical assistance and maintenance services of telecommunications equipment and network, consulting services regarding telecommunications solutions and related activities, and design, implementation and installation of telecommunication-related projects; sell and lease telecommunications equipment, products and services, value-added services or any other related services, provided or supplied by third parties; provide third parties with telecommunications infrastructure; manage and/or develop activities that are necessary or useful for performing such services in accordance with applicable law; provide business trading services in general and provide technical support services in IT, including consulting, installation and maintenance of goods, applications and services, licensing or sub licensing of any kind of software, and storage and management of data and information.

Telefônica Brasil S. A.

Notes to Quarterly Information

June 30, 2014

(In thousands of reais)

Aliança Atlântica Holding B.V. (Aliança): Jointly-controlled subsidiary, headquartered in Amsterdam, Netherlands, this entity has a 50% interest held by Telefônica Brasil and cash generated from sale of Portugal Telecom shares in June 2010.

Companhia AIX de Participações (AIX): Jointly-controlled subsidiary, with 50% interest held by Telefônica Brasil, this entity is engaged in holding interest in Refibra Consortium, and in performing activities related to the direct and indirect operation of activities related to the construction, completion and operation of underground networks or optical fiber ducts.

Companhia ACT de Participações (ACT): Jointly-controlled subsidiary, with 50% interest held by Telefônica Brasil, this entity is engaged in holding interest in Refibra Consortium, and in performing activities related to the rendering of technical support services for the preparation of projects and completion of networks, by means of studies required to make them economically feasible, and monitor the progress of Consortium-related activities.

Upon consolidation, all asset and liability balances, revenues and expenses arising from transactions and interest held in equity between the Company and its Subsidiary were eliminated.

3. CASH AND CASH EQUIVALENTS

	Company		Consolidated
	06/30/14	12/31/13	06/30/14	12/31/13
Cash and bank checking accounts	48,920	101,094	49,295	101,921
Short-term investments	4,449,819	6,210,205	5,437,426	6,442,015
Total	4,498,739	6,311,299	5,486,721	6,543,936

Highly liquid short-term investments basically correspond to Bank Deposit Certificates (CDB), pegged to the Interbank Deposit Certificate (CDI) rate variation, and are kept at first-tier financial institutions.

In addition, the Company had short-term investments pledged as collateral for loans and legal proceedings in the consolidated amounts of R$ 109,327 at June 30, 2014 (R$ 106,455 at December 31, 2013) recorded in noncurrent assets.

4. TRADE ACCOUNTS RECEIVABLE, NET

	Company		Consolidated
	06/30/14	12/31/13	06/30/14	12/31/13
Billed amounts	4,538,625	4,084,617	5,009,016	4,581,188
Unbilled amounts	1,778,057	1,777,871	1,906,652	1,890,485
Interconnection amounts	923,739	872,678	911,912	859,894
Gross accounts receivable	7,240,421	6,735,166	7,827,580	7,331,567
Impairment losses	(1,098,650)	(1,033,665)	(1,371,650)	(1,271,622)
Total	6,141,771	5,701,501	6,455,930	6,059,945

Current	5,959,002	5,541,023	6,174,988	5,802,859
Noncurrent	182,769	160,478	280,942	257,086

Telefônica Brasil S. A.

Notes to Quarterly Information

June 30, 2014

(In thousands of reais)

The aging list of trade accounts receivable, net of estimated impairment losses, is as follows:

	Company		Consolidated
	06/30/14	12/31/13	06/30/14	12/31/13
Falling due	4,354,894	4,131,549	4,634,390	4,398,791
Overdue from 1 to 30 days	878,523	756,787	907,731	795,389
Overdue from 31 to 60 days	320,036	266,192	323,442	289,783
Overdue from 61 to 90 days	203,751	162,436	199,088	166,105
Overdue from 91 to 120 days	75,005	59,244	82,850	62,122
Overdue above 120 days	309,562	325,293	308,429	347,755
Total	6,141,771	5,701,501	6,455,930	6,059,945

At June 30, 2014 and December 31, 2013, no customer represented more than 10% of trade accounts receivable, net.

Changes in estimated impairment losses on accounts receivable are as follows:

	Company	Consolidated
Balance at December 31, 2013	(1,033,665)	(1,271,622)
Additions, net (Note 23)	(396,685)	(428,270)
Write-offs	331,700	328,242
Balance at June 30, 2014	(1,098,650)	(1,371,650)

At June 30, 2014, the consolidated balance of noncurrent trade accounts receivable included R$ 182,770 (R$ 160,478 at December 31, 2013), referring to the new business model for resale of goods to legal entities, whose days sales outstanding is up to 24 months.  At June 30, 2014, the impact of the present value adjustment amounted to R$ 21,411 (R$ 18,174 at December 31, 2013).

TData has a product called “Soluciona TI,” which consists of leasing IT equipment to small- and medium-sized enterprises, for which TData receives fixed installments over the lease term.  Considering the contractual terms, the Company classified this product as Finance Lease.  At June 30, 2014, the consolidated balance of noncurrent trade accounts receivable included R$ 98,172 (R$ 96,608 at December 31, 2013) relating to this product.

The consolidated balance of current and noncurrent trade accounts receivable, relating to finance lease of “Soluciona TI” product, comprises the following effects:

	Consolidated
	06/30/14	12/31/13
Present value receivable	347,362	335,376
Unrealized financial income	6,118	7,058
Nominal value receivable	353,480	342,434
Estimated impairment losses	(113,511)	(99,791)
Net amount receivable	239,969	242,643

Current	141,797	146,035
Noncurrent	98,172	96,608

Telefônica Brasil S. A.

Notes to Quarterly Information

June 30, 2014

(In thousands of reais)

At June 30, 2014, the aging list of trade accounts receivable referring to “Soluciona TI” product is as follows:

	Consolidated
	Nominal value receivable	Present value receivable
Falling due within 1 year	249,190	249,190
Falling within 5 years	104,290	98,172
Total	353,480	347,362

There are no unsecured net book values resulting in benefits to the lessor nor contingent payments recognized as revenue over the year.

5.   INVENTORIES

	Company		Consolidated
	06/30/14	12/31/13	06/30/14	12/31/13
Consumer materials	70,321	55,431	71,686	58,492
Materials for resale (a)	465,791	459,949	491,201	498,803
Other inventories	6,482	6,481	6,482	6,481
Gross total	542,594	521,861	569,369	563,776
Estimated impairment losses and obsolescence	(52,548)	(52,275)	(59,035)	(58,161)
Total	490,046	469,586	510,334	505,615

(a) This includes, among others, mobile telephones, simcards (chip) and IT equipment in stock.

Changes in estimated impairment losses and inventory obsolescence are as follows:

	Company	Consolidated
Balance at December 31, 2013	(52,275)	(58,161)
Additions	(10,745)	(12,563)
Reversals	10,472	11,689
Balance at June 30, 2014	(52,548)	(59,035)

The cost of sales includes additions/reversals of estimated impairment losses and inventory obsolescence (Note 23).

Telefônica Brasil S. A.

Notes to Quarterly Information

June 30, 2014

(In thousands of reais)

6.   DEFERRED TAXES AND TAXES RECOVERABLE

6.1 Taxes recoverable

	Company		Consolidated
	06/30/14	12/31/13	06/30/14	12/31/13
State VAT - ICMS (a)	1,865,240	1,908,754	1,873,394	1,911,703
Income and social contribution taxes recoverable (b)	266,454	374,096	270,706	377,704
Taxes and contribution withheld at source (c)	42,764	174,015	57,536	188,659
Contribution Taxes on Gross Revenue for Social Integration Program (PIS) and for Social Security Financing (COFINS)	50,943	62,449	52,900	63,816
Other	16,296	17,871	18,898	18,468
Total	2,241,697	2,537,185	2,273,434	2,560,350

Current	1,836,497	2,168,797	1,868,234	2,191,962
Noncurrent	405,200	368,388	405,200	368,388

(a) This includes credits arising from acquisition of property and equipment (subject to offsetting in 48 months), in ICMS refund request, which was paid under invoices later cancelled, for the rendering of services, tax replacement, rate difference, among others.
(b) These mainly refer to prepayments of income and social contribution taxes, which will be offset against federal taxes to be determined in the future.
(c) These refer to credits on Withholding Income Tax (IRRF) on short-term investments, interest on equity and others, which are used as deduction in operations for the period and social contribution tax withheld at source on services provided to public agencies.

6.2 Deferred taxes

Deferred income and social contribution tax assets are computed considering expected generation of taxable profit, which were based on a technical feasibility study, approved by the Board of Directors.

Significant components of deferred income and social contribution taxes are as follows:

	Company		Consolidated
	06/30/14	12/31/13	06/30/14	12/31/13
Deferred tax assets
Income and social contribution tax losses (a)	-	122,321	82,493	262,915
Income and social contribution taxes on temporary differences (c)
Provisions for tax, civil and labor claims	1,436,810	1,322,244	1,442,081	1,327,288
Post-employment benefits	149,387	143,537	149,387	143,537
Estimated impairment losses on accounts receivable	261,662	241,203	268,623	245,556
Estimated losses modem and other property and equipment items	184,393	164,518	186,706	166,174
Profit sharing	54,946	71,287	55,332	71,948
Accelerated accounting depreciation	155,009	154,181	155,009	154,181
Estimated impairment losses on inventory	10,134	10,884	12,340	12,885
Provision for loyalty program	31,383	31,199	31,383	31,199
Customer portfolio and trademarks (Note 26)	311,141	-	311,141	-
Trade accounts payable and other provisions	518,999	338,458	600,383	398,956
Income and social contribution taxes on temporary differences	157,453	157,988	156,767	157,313
Total	3,271,317	2,757,820	3,451,645	2,971,952

Telefônica Brasil S. A.

Notes to Quarterly Information

June 30, 2014

(In thousands of reais)

Deferred tax liabilities
Merged tax credit (b)	(337,535)	(337,535)	(337,535)	(337,535)
Income and social contribution taxes on temporary differences (c)
Technological innovation law	(284,772)	(308,490)	(284,772)	(308,490)
Customer portfolio (Note 26)	-	(461,870)	-	(461,870)
Trademarks and patents (Note 26)	-	(479,548)	-	(479,548)
License	(879,731)	(719,780)	(879,731)	(719,780)
Effects of goodwill generated upon merger of Vivo Part.	(568,338)	(568,338)	(568,338)	(568,338)
Vivo Part. goodwill	(587,113)	(480,366)	(587,113)	(480,366)
Income and social contribution taxes on temporary differences	(183,360)	(124,527)	(183,599)	(128,365)
Total	(2,840,849)	(3,480,454)	(2,841,088)	(3,484,292)

Total noncurrent deferred tax assets (liabilities), net	430,468	(722,634)	610,557	(512,340)

Deferred tax assets (liabilities), net
Represented in balance sheet as follows:

Noncurrent deferred tax assets (liabilities), net	430,468	-	610,557	210,294
Noncurrent deferred tax liabilities, net	-	(722,634)	-	(722,634)

Deferred taxes were determined considering future realization, as follows:

a)   Income and social contribution tax losses: this represents the amount recorded by the Company and its subsidiary which, in accordance with Brazilian tax legislation, may be offset to the limit of 30% of the tax bases computed for the following years, with no expiry date.

b)   Merged tax credit: represented by tax benefits arising from corporate restructuring of goodwill for expected future profitability, whose tax use follows the limit set forth in tax legislation.

c)    Income and social contribution taxes on temporary differences: amounts will be realized upon payment of provisions, effective impairment loss on trade accounts receivable, or realization of inventories, as well as upon reversal of other provisions.

Changes in deferred income and social contribution tax assets and liabilities are as follows:

	Company			Consolidated
Deferred assets	Income and social contribution tax losses	Income and social contribution taxes on temporary differences	Total	Income and social contribution tax losses	Income and social contribution taxes on temporary differences	Total
Balance at December 31, 2013	122,321	2,635,499	2,757,820	262,915	2,709,037	2,971,952
Provision	-	656,425	656,425	-	680,793	680,793
Write-offs and realizations	(122,321)	(20,607)	(142,928)	(180,422)	(20,678)	(201,100)
Balance at June 30, 2014	-	3,271,317	3,271,317	82,493	3,369,152	3,451,645

Deferred liabilities					Company	Consolidated
Balance at December 31, 2014					(3,480,454)	(3,484,292)
Provision					(326,543)	(322,944)
Write-offs and realizations					965,136	965,136
Other comprehensive income (loss)					1,012	1,012
Balance at June 30, 2014					(2,840,849)	(2,841,088)

Telefônica Brasil S. A.

Notes to Quarterly Information

June 30, 2014

(In thousands of reais)

Deferred income and social contribution taxes related to items directly reversed from or posted to equity for the year are as follows:

	Company		Consolidated
	06/30/14	06/30/13	06/30/14	06/30/13
Unrealized losses in investments available for sale	1.554	4.225	1.554	4.225
Actuarial gains (losses) and limitation effect of the surplus plan assets	-	-	-	221
Gains (losses) on derivative transactions	(542)	-	(542)	540
Total	1.012	4.225	1.012	4.986

Law No. 12973/2014

On May 13, 2014, Law No, 12973/14 was published, resulting from the signing into law of Provisional Executive Order (MP) No. 627/13. This law regulates the tax effects stemming from the alignment of the Brazilian accounting standards with the international standards defined by the IFRS, and ceases the Transition Tax Regime (RRT) set forth by Law No. 11941/09.

As permitted by the legislation, the Company will only adopt its provisions when such law becomes effective, from January 1, 2014 onwards. This option will be reported to the Brazilian Internal Revenue Service (RFB) through the Federal Tax Debt and Credit Return (DCTF).

7.   JUDICIAL DEPOSITS AND GARNISHMENTS

In some situations, in connection with a legal requirement or presentation of guarantees, judicial deposits are made to secure the continuance of the proceedings under discussion. These judicial deposits may be required for proceedings whose likelihood of loss was analyzed by the Company, grounded on the opinion of its legal advisors as a probable, possible or remote loss:

	Company		Consolidated
	06/30/14	12/31/13	06/30/14	12/31/13
Judicial deposits
Labor	1,033,305	1,030,468	1,039,113	1,036,055
Tax	2,489,019	2,348,179	2,506,423	2,364,913
Civil and regulatory (*)	851,347	815,735	852,124	816,743
Total	4,373,671	4,194,382	4,397,660	4,217,711
Garnishments	122,983	96,130	124,840	97,572
Total	4,496,654	4,290,512	4,522,500	4,315,283

Current	191,406	166,928	191,406	166,928
Noncurrent	4,305,248	4,123,584	4,331,094	4,148,355

(*) At December 31, 2013, the Company reclassified the amount of R$ 37,237 between the groups “Judicial deposits and garnishments” and “Concession licenses” in current assets and liabilities, respectively.

At June 30, 2014, the Company and its subsidiary had a number of tax-related judicial deposits, reaching the consolidated amount of R$ 2,506,423 (R$ 2,364,913 at December 31, 2013). Detailed information on the matters from which the main deposits stem, is in Note 18.

Telefônica Brasil S. A.

Notes to Quarterly Information

June 30, 2014

(In thousands of reais)

A brief description of the main tax-related judicial deposits is as follows:

•         Contribution Tax on Gross Revenue for Social Integration Program (PIS) and for Social Security Financing (COFINS)

The Company and its subsidiary are involved in disputes related to: (i) proceeding filed for overpayment of tax credits, not recognized by tax authorities; (ii) tax debt arising from underpayment due to differences in ancillary statements (DCTF); and (iii) disputes referring to changes in rates and increase in tax bases introduced by Law No. 9718/98.

At June 30, 2014, the consolidated balance of judicial deposits amounted to R$ 32,060 (R$ 31,162 at December 31, 2013).

•         Social Contribution Tax for Intervention in the Economic Order (CIDE)

The Company is involved in legal disputes for the exemption of CIDE levied on offshore remittances of funds arising from agreements for the transfer of technology, brand and software licensing, etc.

At June 30, 2014, the consolidated balance of judicial deposits amounted to R$ 149,022 (R$ 144,684 at December 31, 2013).

•         Telecommunications Inspection Fund (FISTEL)

ANATEL collects Installation Inspection Fee (TFI) on extension of licenses granted and on radio base stations, mobile stations and radio links. Such collection results from the understanding of ANATEL that said extension would be a triggering event of TFI and that mobile stations, even if owned by third parties, are also subject to TFI. The Company and its subsidiary challenge aforesaid fee in court.

At June 30, 2014, the consolidated balance of judicial deposits amounted to R$ 895,749 (R$ 864,487 at December 31, 2013).

•         Withholding Income Tax (IRRF)

The Company is involved in disputes related to: (i) exemption of IRRF payment on offshore remittances for out-coming traffic; (ii) exemption of IRRF payment on interest on equity; and (iii) IRRF levied on earnings from rent and royalties, wage labor and fixed-income investments.

At June 30, 2014, the consolidated balance of judicial deposits amounted to R$ 61,227 (R$ 59,343 at December 31, 2013).

•         Corporate Income Tax (IRPJ)

The Company is involved in disputes related to: (i) debts stemming from offsetting of IRPJ overpayments not recognized by the Brazilian IRS; and (ii) requirement of IRPJ estimates and lack of payment - debts in the integrated system of economic and tax information (SIEF); and (iii) underpaid IRPJ amounts.

At June 30, 2014, the consolidated balance of judicial deposits amounted to R$ 29,305 (R$ 28,456 at December 31, 2013).

Telefônica Brasil S. A.

Notes to Quarterly Information

June 30, 2014

(In thousands of reais)

•         Contribution to Empresa Brasil de Comunicação (EBC)

Sinditelebrasil (Union of Telephony and Mobile and Personal Services) filed an injunction challenging the Contribution to Foster Public Radio Broadcasting payable to EBC, introduced by Law No. 11652/08. The Company and its subsidiary, as union members, made judicial deposits referring to that contribution.

At June 30, 2014, the consolidated balance of judicial deposits amounted to R$ 644,306 (R$ 514,127 at December 31, 2013).

•         Occupational Accident Insurance (SAT) and Funds to Third Parties (Social Security Tax - INSS)

The Company is involved in disputes related to: (i) SAT and funds to third parties (INCRA and SEBRAE); (ii) joint responsibility for contract labor; (iii) difference in SAT rate (from 1% to 3%); and (iv) gifts.

At June 30, 2014, the consolidated balance of judicial deposits amounted to R$ 99,892 (R$ 96,736 at December 31, 2013).

•         Unemployment Compensation Fund (FGTS)

The Company filed an injunction in order to represent its right not to pay surtax of 0.5% and 10% for FGTS introduced by Supplementary Law No. 110/2001 levied on deposits made by employers (the proceedings did not result in any reduction of FGTS deposits mad by the Company on behalf of its employees).

At June 30, 2014, the consolidated balance of judicial deposits amounted to R$ 73,443 (R$ 70,697 at December 31, 2013).

•         Tax on Net Income (ILL)

The Company filed an injunction in order to represent its right to offset amounts unduly paid for ILL purposes against future IRPJ payments.

On December 19, 2013 the Company settled the debt under discussion by including it in the Federal Tax Recovery Program (REFIS), using the judicial deposit then restricted. The Company is now awaiting conversion into income by the Federal Government.

At June 30, 2014, the consolidated balance of judicial deposits amounted to R$ 53,123 (R$ 51,648 at December 31, 2013).

•         Universal Telecommunication Services Fund (FUST)

The Company and its subsidiary filed writ of mandamus in order to have their right declared not to include expenses with interconnection (ITX) and Industrial Use of Dedicated Line (EILD) in FUST tax base, according to Abridgment No. 7 of December 15, 2005, as it does not comply with the provisions contained in sole paragraph of article 6 of Law No. 9998, of August 17, 2000.

At June 30, 2014, the consolidated balance of judicial deposits amounted to R$ 381,039 (R$ 371,373 at December 31, 2013).

Telefônica Brasil S. A.

Notes to Quarterly Information

June 30, 2014

(In thousands of reais)

•         State Value-Added Tax (ICMS)

The Company is involved in disputes related to: (i) ICMS stated but not paid; (ii) ICMS not levied on communication in default; (iii) fine for late voluntary payment of ICMS; (iv) ICMS supposedly levied on access, adhesion, enabling, availability and use of services, as well as supplementary services and additional facilities; (v) right to credit from the acquisition of property and equipment items and electric energy; and (vi) activation cards for prepaid services.

At June 30, 2014, the consolidated balance of judicial deposits amounted to R$ 38,611 (R$ 38,259 at December 31, 2013).

•      Other taxes, charges and contributions

The Company is involved in disputes related to: (i) Service Tax (ISS) on non-core services; (ii) Municipal Real Estate Tax (IPTU) not subject to exemption; (iii) municipal inspection, operation and publicity charges; (iv) land use fee; (v) social security contributions related to supposed failure to withhold 11% on several invoices, bills and receipts or service providers engaged for labor assignment; and (vi) Public Price for Numbering Resource Management (PPNUM) by ANATEL.

 At June 30, 2014, the consolidated balance of judicial deposits amounted to R$ 48,646 (R$ 93,941 at December 31, 2013).

8.   PREPAID EXPENSES

	Company		Consolidated
	06/30/14	12/31/13	06/30/14	12/31/13
Fistel rate (a)	533,344	-	533,344	-
Advertising and publicity	102,487	167,873	102,487	167,873
Rent	60,116	35,168	60,116	35,168
Insurance	26,830	29,212	28,034	29,733
Financial charges	7,334	11,568	7,334	11,568
Software maintenance, taxes and other	68,932	35,801	71,938	38,308
Total	799,043	279,622	803,253	282,650

Current	776,504	254,743	779,639	257,286
Noncurrent	22,539	24,879	23,614	25,364

(a) This refers to Inspection and Operation Fees for year 2013 which were paid in March 2014 and will be amortized until the end of the year.

9.   OTHER ASSETS

	Company		Consolidated
	06/30/14	12/31/13	06/30/14	12/31/13
Advances to employees and suppliers	81,346	64,101	81,946	64,991
Créditos com partes relacionadas	612,520	297,198	95,639	97,748
Subsidy on handset sales	28,763	55,716	28,763	55,716
Credit with suppliers	100,578	139,563	101,054	139,563
Private Pension plan surplus (Note 31)	19,211	17,769	19,357	17,909
Other realizable assets	58,651	86,492	83,151	92,037
Total	901,069	660,839	409,910	467,964

Current	772,017	533,272	280,642	340,171
Noncurrent	129,052	127,567	129,268	127,793

Telefônica Brasil S. A.

Notes to Quarterly Information

June 30, 2014

(In thousands of reais)

10. INVESTMENTS

A summary of significant financial data of Company investees is as follows.

a)  Information on investees

	June 30, 2014				December 31, 2013
	Wholly-owned subsidiary	Jointly-controlled subsidiaries			Wholly-owned subsidiary	Jointly-controlled subsidiaries
	TData	ACT	AIX	Aliança Atlântica	TData	ACT	AIX	Aliança Atlântica
Assets
Current	1,751,598	11	11,867	127,187	1,090,339	11	10,515	139,414
Noncurrent	414,540	-	12,254	-	420,253	-	12,441	-
Total assets	2,166,138	11	24,121	127,187	1,510,592	11	22,956	139,414

Liabilities
Current	1,207,509	1	3,035	105	688,480	1	2,950	2,200
Noncurrent	44,546	-	4,364	-	43,823	-	6,076	-
Equity	914,083	10	16,722	127,082	778,289	10	13,930	137,214
Total liabilities	2,166,138	11	24,121	127,187	1,510,592	11	22,956	139,414

Equity Investment
June 30, 2014	100.00%	50.00%	50.00%	50.00%	100.00%	50.00%	50.00%	50.00%
December 31, 2013	100.00%	50.00%	50.00%	50.00%	100.00%	50.00%	50.00%	50.00%

b)  Changes in investments

	Balances at December 31, 2013	Equity pickup	Dividends and interest on equity declared and approved	Other comprehensive income	Balances at June 30, 2014
Investments	853,866	323,353	(186,100)	(5,129)	985,990
Wholly-owned subsidiaries	778,289	321,894	(186,100)	-	914,083
TData	778,289	321,894	(186,100)	-	914,083

Jointly-controlled subsidiaries	75,577	1,459	-	(5,129)	71,907
Aliança	68,607	63	-	(5,129)	63,541
AIX	6,965	1,396	-	-	8,361
ACT	5	-	-	-	5

Goodwill (a)	212,058	-	-	-	212,058

Other investments	10,772	-	-	(4,571)	6,201
Other investments (b)	10,772	-	-	(4,571)	6,201
Total investment in subsidiary	1,076,696	323,353	(186,100)	(9,700)	1,204,249
Aliança	68,607	63	-	(5,129)	63,541
AIX	6,965	1,396	-	-	8,361
ACT	5	-	-	-	5
Other investments (b)	10,772	-	-	(4,571)	6,201
Total investments in the consolidated	86,349	1,459	-	(9,700)	78,108

(a)     Goodwill from split-off of “Spanish e Figueira”, which was reversed to the Company upon merger of Telefonica Data Brasil Holding S.A. (TDBH) in 2006.

(b)     Other investments are measured at fair value.

Telefônica Brasil S. A.

Notes to Quarterly Information

June 30, 2014

(In thousands of reais)

11. PROPERTY, PLANT AND EQUIPMENT, NET

a) Breakdown

June 30, 2014

	Company			Consolidated
	Cost of property and equipment	Accumulated depreciation	Net balance	Cost of property and equipment	Accumulated depreciation	Net balance
Switching equipment	16,737,279	(14,384,059)	2,353,220	16,744,509	(14,390,994)	2,353,515
Equipamentos e meios de transmissão	35,329,997	(26,435,175)	8,894,822	35,330,650	(26,435,617)	8,895,033
Terminal equipment/modem	10,304,238	(8,836,565)	1,467,673	10,342,645	(8,859,286)	1,483,359
Infrastructure	13,166,851	(9,730,940)	3,435,911	13,177,730	(9,739,804)	3,437,926
Land	314,558	-	314,558	314,558	-	314,558
Other property and equipment items	3,197,214	(2,642,822)	554,392	3,331,275	(2,747,014)	584,261
Provisions for loss	(162,513)	-	(162,513)	(164,873)	-	(164,873)
Assets and construction in progress	2,016,171	-	2,016,171	2,041,682	-	2,041,682
Total	80,903,795	(62,029,561)	18,874,234	81,118,176	(62,172,715)	18,945,461

December 31, 2013

	Company			Consolidated
	Cost of property and equipment	Accumulated depreciation	Net balance	Cost of property and equipment	Accumulated depreciation	Net balance
Switching equipment	16,544,122	(14,179,182)	2,364,940	16,551,351	(14,186,061)	2,365,290
Transmission equipment and media	34,246,583	(25,814,277)	8,432,306	34,247,236	(25,814,693)	8,432,543
Terminal equipment/modem	10,732,328	(9,276,479)	1,455,849	10,763,473	(9,295,416)	1,468,057
Infrastructure	12,949,046	(9,482,838)	3,466,208	12,959,925	(9,491,430)	3,468,495
Land	314,558	-	314,558	314,558	-	314,558
Other property and equipment items	3,181,239	(2,582,931)	598,308	3,277,142	(2,682,185)	594,957
Provisions for loss	(168,124)	-	(168,124)	(169,979)	-	(169,979)
Assets and construction in progress	1,913,860	-	1,913,860	1,967,726	-	1,967,726
Total	79,713,612	(61,335,707)	18,377,905	79,911,432	(61,469,785)	18,441,647

b) Changes

	Company
	Switching equipment	Transmission equipment and media	Terminal equipment/modem	Infrastructure	Land	Other property and equipment items	Provisions for loss (a)	Assets and construction in progress	Total
Balances at December 31, 2013	2,364,940	8,432,306	1,455,849	3,466,208	314,558	598,308	(168,124)	1,913,860	18,377,905
Additions	6,470	48,618	92,717	16,738	-	32,801	-	2,094,453	2,291,797
Write-offs, net	(732)	(19,455)	(2,210)	(891)	-	(1,133)	6,095	(8,764)	(27,090)
Depreciation (b)	(216,736)	(673,444)	(441,849)	(262,213)	-	(104,265)	-	-	(1,698,507)
Net transfers	199,278	1,106,797	363,166	216,069	-	28,681	(484)	(1,983,378)	(69,871)
Balances at June 30, 2014	2,353,220	8,894,822	1,467,673	3,435,911	314,558	554,392	(162,513)	2,016,171	18,874,234

	Consolidated
	Switching equipment	Transmission equipment and media	Terminal equipment/modem	Infrastructure	Land	Other property and equipment items	Provisions for loss (a)	Assets and construction in progress	Total
Balances at December 31, 2013	2,365,290	8,432,543	1,468,057	3,468,495	314,558	594,957	(169,979)	1,967,726	18,441,647
Additions	6,470	48,618	99,980	16,738	-	43,175	(505)	2,084,864	2,299,340
Write-offs, net	(732)	(19,455)	(2,210)	(891)	-	(1,133)	6,095	(9,687)	(28,013)
Depreciation (b)	(216,791)	(673,470)	(445,633)	(262,485)	-	(109,274)	-	-	(1,707,653)
Net transfers	199,278	1,106,797	363,165	216,069	-	56,536	(484)	(2,001,221)	(59,860)
Balances at June 30, 2014	2,353,515	8,895,033	1,483,359	3,437,926	314,558	584,261	(164,873)	2,041,682	18,945,461

(a)  The Company and its subsidiary recognized a provision for potential obsolescence of materials used in PE maintenance, based on levels of historical use and expected future use.

(b) The addition from depreciation costs and expenses are stated under “Depreciation and amortization” in Note 23.

Telefônica Brasil S. A.

Notes to Quarterly Information

June 30, 2014

(In thousands of reais)

c) Depreciation rates

In accordance with CPC 27, jointly with a specialized company, the Company reviewed the useful lives applied to its property and equipment through the direct comparative method of market data. This method indicated the need to change the useful life and annual depreciation rates of certain items in the following classes of assets:

Annual depreciation rates
Description	Previous	Reviewed
Switching equipment	12.50 / 14.29	10.00 / 10.00
Transmission equipment and media	10.00 / 12.50 / 12.50 / 14.29	5.00 / 5.00 / 10.00 / 10.00
Infrastructure	2.86 / 4.00 / 4.00	2.50 / 2.50 / 5.00
Other property and equipment items	14.29 / 20.00	10.00 / 25.00

Since this event relates to changes in accounting estimates, the effects of these changes were recorded prospectively from May 2014. As stated in the table above, these changes represented both an extension and a decrease, as the case may be, in the useful life terms in relation to those earlier adopted, generating a reduction in depreciation expense of R$ 264,498 for the six-month period ended June 30, 2014.

The Company’s and its subsidiary’s property and equipment are depreciated on a straight-line basis, at the following annual rates:

Annual depreciation rates
Description	Previous	Reviewed
Switching equipment	10.00 to 33.33	10.00 to 20.00
Transmission equipment and media	5.00 to 20.00	5.00 to 20.00
Terminal equipment/modem	10.00 to 66.67	10.00 to 66.67
Infrastructure	2.86 to 66.67	2.50 to 66.67
Other property and equipment items	10.00 to 20.00	10.00 to 20.00

d) Property and equipment items given in guarantee

At June 30, 2014, the Company had property and equipment items given in guarantee for lawsuits, amounting to R$ 146,217 (R$ 187,025 at December 31, 2013).

e) Capitalization of borrowing costs

At June 30, 2014 and December 31, 2013, the Company did not capitalize borrowing costs, as there were no qualifying assets.

f) Reversible assets

The service concession arrangement establishes that all assets owned by the Company and that are indispensable to the provision of the services described in the referred to arrangement are considered reversible assets and are deemed to be part of the service concession assets. These assets will be automatically returned to ANATEL upon termination of the service concession arrangement, according to the regulation in force. At June 30, 2014, the residual balance of reversible assets was R$ 7,259,847 (R$ 6,988,202 at December 31, 2013), comprising switching and transmission equipment, terminals for public use, external network equipment, energy equipment, and system and operation support equipment.

Telefônica Brasil S. A.

Notes to Quarterly Information

June 30, 2014

(In thousands of reais)

12. INTANGIBLE ASSETS, NET

a) Breakdown

	Company		Consolidated
	06/30/14	12/31/13	06/30/14	12/31/13
Goodwill	10,013,222	10,013,222	10,225,280	10,225,280
Other intangible assets	18,725,799	19,273,769	18,729,318	19,277,779
Total	28,739,021	29,286,991	28,954,598	29,503,059

Breakdown of goodwill as of June 30, 2014 and December 31, 2013 is as follows:

Origin	Company	Consolidated
Ajato Telecomunicação Ltda.	149	149
Spanish e Figueira (merged into TDBH) (a)	-	212,058
Santo Genovese Participações Ltda. (b)	71,892	71,892
Telefônica Televisão Participações S.A. (c)	780,693	780,693
Vivo Participações S. A. (d)	9,160,488	9,160,488
Total	10,013,222	10,225,280

a) Goodwill from split-off of “Spanish e Figueira”, which was reversed to the Company upon merger of Telefonica Data Brasil Holding S.A (TDBH) in 2006.

(b) Goodwill generated upon acquisition of equity control of Santo Genovese Participações (parent company of Atrium Telecomunicações Ltda.), in 2004.

(c) Goodwill generated upon acquisition of Telefônica Televisão Participações (formerly named Navytree) merged in 2008, economically based on a future profitability study.

(d)  Goodwill generated upon acquisition/merge of Vivo Part. in 2011.

As a consequence of the mergers of companies related to goodwill described above, occurred on July 1, 2013, the Company’s goodwill amounts (except for item (a) in the table above) were reclassified from the group of “Investments” to “Intangible assets, net”. These goodwill amounts are classified as intangible assets with indefinite useful life and are not amortized, but annually tested for impairment. It was not necessary to recognize impairment losses for the periods above.

b) Breakdown of other intangible assets

June 30, 2014

	Company			Consolidated
	Cost of intangible assets	Accumulated amortization	Net balance	Cost of intangible assets	Accumulated amortization	Net balance
Software	10,783,793	(8,854,480)	1,929,313	10,820,531	(8,887,699)	1,932,832
Customer portfolio	1,990,278	(756,119)	1,234,159	1,990,278	(756,119)	1,234,159
Trademarks and patents	1,601,433	(233,084)	1,368,349	1,601,433	(233,084)	1,368,349
License	17,281,687	(3,139,673)	14,142,014	17,281,687	(3,139,673)	14,142,014
Other intangible assets	152,026	(151,825)	201	152,026	(151,825)	201
Software in progress	51,763	-	51,763	51,763	-	51,763
Total	31,860,980	(13,135,181)	18,725,799	31,897,718	(13,168,400)	18,729,318

Telefônica Brasil S. A.

Notes to Quarterly Information

June 30, 2014

(In thousands of reais)

December 31, 2013

	Company			Consolidated
	Cost of intangible assets	Accumulated amortization	Net balance	Cost of intangible assets	Accumulated amortization	Net balance
Software	10,458,207	(8,474,583)	1,983,624	10,494,388	(8,506,754)	1,987,634
Customer portfolio	1,990,278	(631,836)	1,358,442	1,990,278	(631,836)	1,358,442
Trademarks and patents	1,601,433	(190,980)	1,410,453	1,601,433	(190,980)	1,410,453
License	17,238,795	(2,764,229)	14,474,566	17,238,795	(2,764,229)	14,474,566
Other intangible assets	152,026	(151,690)	336	152,026	(151,690)	336
Software in progress	46,348	-	46,348	46,348	-	46,348
Total	31,487,087	(12,213,318)	19,273,769	31,523,268	(12,245,489)	19,277,779

c) Changes in other intangible assets

	Company
	Software	Customer portfolio	Trademarks and patents	License	Other intangible assets	Software in progress	Total
Balances at December 31, 2013	1,983,624	1,358,442	1,410,453	14,474,566	336	46,348	19,273,769
Additions	211,873	-	-	-	-	104,109	315,982
Write-offs, net	(124)	-	-	-	-	-	(124)
Amortization (a)	(381,722)	(124,283)	(42,104)	(375,445)	(135)	-	(923,689)
Net transfers	115,662	-	-	42,893	-	(98,694)	59,861
Balances at June 30, 2014	1,929,313	1,234,159	1,368,349	14,142,014	201	51,763	18,725,799

	Consolidated
	Software	Customer portfolio	Trademarks and patents	License	Other intangible assets	Software in progress	Total
Balances at December 31, 2013	1,987,634	1,358,442	1,410,453	14,474,566	336	46,348	19,277,779
Additions	212,431	-	-	-	-	104,109	316,540
Write-offs, net	(124)	-	-	-	-	-	(124)
Amortization (a)	(382,770)	(124,283)	(42,104)	(375,445)	(135)	-	(924,737)
Net transfers	115,661	-	-	42,893	-	(98,694)	59,860
Balances at June 30, 2014	1,932,832	1,234,159	1,368,349	14,142,014	201	51,763	18,729,318

(a)  The additions from depreciation costs and expenses are stated under “Depreciation and amortization” in Note 23.

d) Amortization rates

In accordance with CPC 4, jointly with a specialized company, the Company reviewed the useful lives applied to its finite-lived intangible assets through the direct comparative method of market data. This method indicated the need to change the useful life and annual amortization rates of software from 10.00 to 20.00.

Since this event relates to a change in accounting estimates, the effects of such change were recorded prospectively from May 2014, generating an increase in amortization expense of R$ 1,623 for the six month-period ended June 30, 2014.

The Company’s and its subsidiary’s finite-lived intangible assets are amortized on a straight-line basis, at the following annual rates:

	Annual amortization rates
Description	Previous	Reviewed
Software	10.00 to 20.00	10.00 to 20.00
Customer portfolio	11.76	11.76
Trademarks and patents	5.13	5.13
Licenses	3.60 to 6.67	3.60 to 6.67
Other intangible assets	10.00 to 20.00	20.00

Telefônica Brasil S. A.

Notes to Quarterly Information

June 30, 2014

(In thousands of reais)

13. PERSONNEL, SOCIAL CHARGES AND BENEFITS

	Company		Consolidated
	06/30/14	12/31/13	06/30/14	12/31/13
Salaries and compensations	21,538	20,384	22,075	21,124
Personnel and social benefits	287,180	226,448	289,940	228,099
Profit sharing	131,211	180,235	132,346	182,180
Share-based payment plans (a)	15,991	18,698	15,991	18,698
Total	455,920	445,765	460,352	450,101

Current	439,929	427,067	444,361	431,403
Noncurrent	15,991	18,698	15,991	18,698

(a) Noncurrent liabilities refer to balances of share-based payment plans, Note 30.

14. TRADE ACCOUNTS PAYABLE

	Company		Consolidated
	06/30/14	12/31/13	06/30/14	12/31/13
Sundry suppliers	6,026,748	6,050,031	6,295,043	6,328,081
Amounts to be transferred	340,756	473,550	126,895	160,552
Interconnection / interlink	419,379	425,376	419,379	425,376
Total	6,786,883	6,948,957	6,841,317	6,914,009

15. TAXES, CHARGES AND CONTRIBUTIONS

	Company		Consolidated
	06/30/14	12/31/13	06/30/14	12/31/13
Income taxes	116,541	846	142,803	22,893
Income and social contribution taxes payable (a)	116,541	846	142,803	22,893
Indirect taxes	1,240,366	1,320,511	1,290,031	1,367,345
State VAT (ICMS)	916,776	992,600	917,900	992,813
PIS and COFINS	174,613	195,660	215,923	235,573
Fust and Funttel	33,477	35,982	33,391	35,982
ISS, CIDE and other taxes	115,500	96,269	122,817	102,977
Total	1,356,907	1,321,357	1,432,834	1,390,238

Current	1,213,244	1,269,105	1,265,613	1,315,164
Noncurrent	143,663	52,252	167,221	75,074

(a) Income and social contribution taxes payable are stated net of payments based on estimates.

Telefônica Brasil S. A.

Notes to Quarterly Information

June 30, 2014

(In thousands of reais)

16. LOANS AND FINANCING, FINANCE LEASE AND DEBENTURES

16.1 – Loans and financing and finance lease

Loans and financing and finance lease are state at fair value when applicable:

	Information at June 30, 2014			Company/Consolidated
	Currency	Annual interest rate	Maturity	06/30/14	12/31/13
Financiamento – BNDES	URTJLP (a)	TJLP+ 0% to 9%	06/15/2020	2,057,892	2,441,897
Financiamento – BNDES	UMBND (b)	ECM (c) + 2.38%	07/15/2019	477,852	505,525
Financiamento – BNDES	R$	2.5% to 8.7%	01/15/2021	254,520	171,683
Empréstimo – Mediocrédito	US$			-	3,547
Loans - BEI	US$	4.18% to 4.47%	03/02/2015	829,248	885,176
Financing - BNB	R$	10.00%	10/30/2016	173,471	224,958
BBVA commission		0.43%	02/28/2015	257	276
Finance lease	R$		08/31/2033	223,651	218,878
Total				4,016,891	4,451,940

Current				1,808,723	1,236,784
Noncurrent				2,208,168	3,215,156

(a)  Long-term interest reference unit (URTJLP) used by the Brazilian Development Bank (BNDES) as the contractual currency in financing agreements.

(b) Currency unit based on a currency basket (UMBND) used by BNDES as a contractual currency in financing agreements based on funds raised in foreign currency.

(c) The Currency Basket Charge (ECM) is a rate quarterly disclosed by BNDES.

Loans and financing

National Bank for Economic and Social Development (BNDES)

•      In October 2007, a credit facility was approved for the Company to finance investment in products and services that are produced domestically. All of these funds have been withdrawn and investment thereof has been proven and accepted by BNDES.

•      In August 2007, a R$ 1,530,459 credit facility was taken out from BNDES. All of these funds have already been withdrawn (in installments) for the purpose of financing investment projects for implementation and expansion of the wireless capacity all over Brazil. The agreement is effective for seven years. Principal will be repaid in 60 consecutive monthly installments as from September 15, 2009, after a two-year grace period.

•      On October 14, 2011, a R$ 3,031,110 credit facility was taken out, which was adjusted to R$ 2,152,098 in 2013 in view of new negotiations of credit lines and products with the bank. These funds were used in investments in expansion and improvement of the current network, implementation of the infrastructure required for new technologies, from 2011 to 2013, and construction of a data center in the city of Tamboré (São Paulo State) and social projects.

This agreement is effective for eight years, whose grace period matures on July 15, 2014, when only interest will be paid, on a quarterly basis. After this period, interest and amortization of principal shall be repaid in 60 consecutive monthly installments. Up to June 30, 2014, the amount of R$ 2,059,717 (R$ 2,059,717 at December 31, 2013) had been released.

Telefônica Brasil S. A.

Notes to Quarterly Information

June 30, 2014

(In thousands of reais)

As the interest rates applied to two of the five subloan of this financing are lower than those prevailing in the market (TJLP and TJLP + 1.48%), this operation falls within the scope of IAS 20/CPC 7. Accordingly, the government grant by BNDES was adjusted to present value and deferred over the useful life of the financed asset item, resulting in a balance amounting to R$ 34,562 at June 30, 2014 (R$ 19,950 at December 31, 2013).

•      In January 2010, a R$ 319,927 credit facility was approved through the Investment Maintenance Program (BNDES PSI). Funds borrowed were used to improve the network capacity through acquisition of domestic equipment previously registered with BNDES (subject to Finame), and released as that investment is evidenced. Up to December 31, 2012, the amount of R$ 184,489 was released and the remaining balance of R$ 135,438 was canceled.

As the interest rates applied are lower than those prevailing in the market (4.5% to 5.5% fixed), this operation falls within the scope of IAS 20/CPC 7. Accordingly, the government grant by BNDES was adjusted to present value and deferred over the useful life of the financed asset item, resulting in a balance amounting to R$ 16,180 at June 30, 2014 (R$ 18,745 at December 31, 2013).

•      In November 2010 and in March 2011, credit facilities amounting to R$ 41,950 were approved. On December 28, 2012, more than R$ 9,493 were approved, repayable in 36 months, with six-month grace period for principal, fully released as the investments made are proved. Through June 30, 2014, R$ 51,443 (R$ 51,443 at December 31, 2013) had been released.

As the interest rates applied are lower than those prevailing in the market (2.5% to 5.5% fixed), this operation falls within the scope of IAS 20/CPC 7. Accordingly, the government grant by BNDES was adjusted to present value, resulting in a balance amounting to R$ 1,412 at June 30, 2014 (R$ 1,858 at December 31, 2013).

•      In December 2010, a R$ 5,417 credit facility was approved through the Investment Maintenance Program (BNDES PSI).

As the interest rates applied are lower than those prevailing in the market (5.5% fixed), this operation falls within the scope of IAS 20/CPC 7. Accordingly, the government grant by BNDES was adjusted to present value, resulting in a balance amounting to R$ 265 at June 30, 2014 (R$ 287 at December 31, 2013).

•      On December 28, 2012, R$ 21,783 and R$ 331,698 financing facilities were approved at the rate of 2.5% p.a., for 60 months, with a 24-month grace period for principal, and released as the investments made are proved. Through June 30, 2014, R$ 112,068 (R$ 18,184 at December 31, 2013) had been released.

•      On August 1, 2013, financing facilities totaling R$ 4,030 were approved at annual interest rate of 3.5%, for 60 months, with a 24-month grace period for principal, and released as the investments made are proved. Through June 30, 2014, R$ 4,030 (R$ 4,030 at December 31, 2013) had been released.

Telefônica Brasil S. A.

Notes to Quarterly Information

June 30, 2014

(In thousands of reais)

At June 30, 2014, the balance of the agreements with BNDES (URTJLP, UMBND and R$) totaled R$ 2,790,264 (R$ 3,119,105 at December 31, 2013).

“Médiocrédito”

Loan taken out in 1993 by Telecomunicações Brasileiras S.A. (Telebrás) from Instituto Centrale per il Credito a Médio Termine (Mediocredito Centrale) amounting to US$ 45,546, with semiannual repayments. This loan was taken in order to build rural telephony via satellite in Mato Grosso State. In February 2014, this agreement was fully settled by the Company.

At December 31, 2013, this agreement amounted to R$ 3,547.

Banco Europeu de Investimentos - BEI

A credit facility of € 250 million was taken out (equivalent to US$ 365 million at contract date). Funds were released in two installments, the first of which on December 19, 2007, and the second on February 28, 2008. The agreement will be effective for seven years, with principal amount repayment in two installments, on December 19, 2014 and March 2, 2015. Interest is collected on a semiannual basis, according to each release date. This financing is secured with a swap agreement that converts the currency risk into a percentage of CDI variation.

At June 30, 2014, this agreement amounted to R$ 829,248 (R$ 885,176 at December 31, 2013).

Banco do Nordeste – BNB

On January 29, 2007 and October 30, 2008, credit facilities amounting to R$ 247,240 and R$ 389,000, respectively, were taken out. Funds borrowed were used to expand coverage and increase mobile network capacity in the Northeastern region of Brazil. This agreement will be effective for ten years, with principal to be repaid in 96 installments, after a two-year grace period.

At June 30, 2014, this agreement amounted to R$ 173,471 (R$ 224,958 at December 31, 2013).

Finance lease

Finance leases, whereby all risks and rewards of ownership of the leased item are substantially transferred to the Company, are capitalized at the inception of the lease at fair value of the leased asset or, if lower, the present value of minimum lease payments. Initial direct costs incurred in the transaction are added to costs, where applicable.

The Company has entered into agreements classified as finance lease as a lessee, for:  i) lease of towers and rooftops, deriving from a sale and finance leaseback transaction; ii) lease of IT equipment; and iii) lease of infrastructure and transmission media deriving from construction projects in conjunction with another operator, based on optical network associated to the power transmission grid, connecting cities in the Northern region of Brazil to the domestic backbone of the Company.  The net book value of referred to assets remained unaltered through sale thereof and a liability corresponding to the present value of the mandatory minimum payments under said agreements was recognized.

Amounts recorded in property and equipment are depreciated over the shorter of the estimated economic useful lives of assets and the expected lease term.

Telefônica Brasil S. A.

Notes to Quarterly Information

June 30, 2014

(In thousands of reais)

The consolidated balance of amounts payable referring to aforementioned transactions comprises the following effects:

	Consolidated
	06/30/14	12/31/13
Nominal value payable	645,701	646,159
Unrealized financial expense	(422,050)	(427,281)
Present value payable	223,651	218,878

Current	19,877	19,342
Noncurrent	203,774	199,536

Consolidated aging list of finance lease payable at June 30, 2014 is as follows:

	Consolidated
	Nominal value payable	Present value payable
Within 1 year	22,840	19,877
From 1 to 5 years	99,299	69,333
Above 5 years	523,562	134,441
Total	645,701	223,651

There are no unsecured net book values resulting in benefits to the lessor nor contingent payments recognized as revenue over the year.

16.2 – Debentures

	Information at June 30, 2014			Company/Consolidated
	Currency	Charges	Maturity	06/30/14	12/31/13
Debentures (4th issue) - series 1 and 2	R$	106.00% to 106.80% of CDI	10/15/2015	749,243	748,233
Debentures (4th issue) - series 3	R$	IPCA+7.00%	10/15/2014	100,360	95,351
Debentures (1st issue) - Minas Comunica	R$	IPCA+0.50%	07/05/2021	79,225	76,722
Debentures (3rd issue)	R$	100.00% of CDI + 0.75%	09/10/2017	2,067,167	2,060,444
Debentures (4th issue)	R$	100.00% of CDI + 0.68%	04/25/2018	1,325,057	1,322,900
Issue cost	R$			(1,755)	(2,035)
Total				4,319,297	4,301,615

Current				301,827	286,929
Noncurrent				4,017,470	4,014,686

4th issue debentures – 1st, 2nd and 3rd series

On September 4, 2009, the Board of Directors approved the 4th public issue by that company of junior unsecured registered nonconvertible debentures, maturing over a ten-year period.

Total issue amounted to R$ 810 million, basic offering of which corresponded to R$ 600 million, plus R$ 210 million due to full exercise of the additional debentures option. Total 810,000 (eight hundred ten thousand) debentures were issued in three series: 98,000 debentures in the 1st series, 640,000 in the 2nd series and 72,000 in the 3rd series. The number of debentures allocated to each series was mutually agreed with the lead coordinator of the offer after completion of the book-building procedure.

Telefônica Brasil S. A.

Notes to Quarterly Information

June 30, 2014

(In thousands of reais)

Funds obtained through this issue were used for payment of the full principal amount of the debt represented by the 6th issue of promissory notes and to support the working capital.

On October 15, 2012, the Company reset the terms for the 1st series at 106.00% of CDI as approved by the Board of Directors in a meeting held on July 24, 2012. The total amount reset was R$ 93,150 and the Company redeemed debentures held by dissenting debenture holders in the amount of R$ 4,850, and kept them in treasury for later cancellation.

On October 15, 2013, the Company reset all terms for the 2nd series as approved by the Board of Directors in a meeting held on September 19, 2013. The total amount reset was R$ 640 million at 106.80% CDI, and a new term was scheduled, namely, October 15, 2015.

Transaction costs related to these issues, amounting to R$ 22 at June 30, 2014 (R$ 55 at December 31, 2013) were allocated in a reducing account in liabilities as costs to be incurred and are recognized as financial expenses, according to the contractual maturities of this issue. The effective rate of this issue, considering transaction costs, is 112.13% of CDI.

3rd series is expected to be reset on October 15, 2014.

At June 30, 2014, total balance was R$ 849,603 (R$ 843,584 at December 31, 2013).

Debentures (1st issue) - Minas Comunica

Abiding by the SMP Service Agreement, in compliance with Public Selection No. 001/07, the state of Minas Gerais, through the State Department for Economic Development, has undertaken to subscribe debentures within the scope of the “Minas Comunica” Program, using proceeds from the Fund for Universal Access to Telecommunications Services (Fundo de Universalização do Acesso a Serviços de Telecomunicações) - FUNDOMIC.  Under the terms of this program, SMP services would be available to 134 locations in the areas registered under Nos. 34, 35 and 38.

Also under the program, 5,550 junior unsecured registered nonconvertible debentures, with no stock certificates issued, would be issued in up to five series.

In consideration for the certification by the State Department of Economic Development of the service to be provided to 15 locations, 621 debentures were issued in the 1st series of the 1st issue, amounting to R$ 6,210. In March 2008, for the service in 42 locations, 1,739 debentures were issued in the 2nd series of the 1st issue, amounting to R$ 17,390. At December 31, 2008, for the service in 77 locations, 3,190 debentures were issued in the 3rd series of the 1st issue, amounting to R$ 31,900, thus completing the program to provide services to 134 locations in the state of Minas Gerais.

At June 30, 2014, total balance was R$ 79,225 (R$ 76,722 at December 31, 2013).

3rd issue of Debentures

On July 24, 2012, the Company’s Board of Directors approved a proposal to raise funds from local financial market though issue of junior nonconvertible debentures of the Company, amounting up to R$ 2 billion, with a maximum seven-year term and firm underwriting.

Telefônica Brasil S. A.

Notes to Quarterly Information

June 30, 2014

(In thousands of reais)

On September 10, 2012, total 200,000 (two hundred thousand) junior unsecured registered nonconvertible debentures were issued in a single series, with par value of R$ 10,000.00 (ten thousand reais), totaling R$ 2 billion, under the terms of CVM Rule No. 476, of January 16, 2009, for public distribution with limited placement efforts.

 Remuneration is 100.00% of CDI, plus a spread of 0.75% p.a., based on 252 working days. These debentures yield interest with semiannual payments, with interest accrual period of five years, maturing on September 10, 2017. The par value of the debentures will be fully repaid in a lump sum, at maturity date.

Debentures are not subject to scheduled reset.

Funds obtained through this limited offering were allocated to direct investments in 4G wireless telephony services, more specifically to settle the price of the authorization obtained in the 4G auction, and for sustaining liquidity and rescheduling of other debts already assumed by the Company.

Transaction costs in connection with this issue, amounting to R$ 674 at June 30, 2014 (R$ 780 at December 31, 2013), were allocated to a contra-liabilities account as deferred cost and are recognized as financial expenses, under the contractual terms of this issue.

At June 30, 2014, total balance was R$ 2,067,167 (R$ 2,060,444 at December 31, 2013).

4th issue of Debentures

On April 11, 2013, Company Board of Directors approved a proposal to raise funds in the local market by issuing junior nonconvertible debentures in the amount of R$ 1.3 billion, so as to maintain the Company’s liquidity to honor its future financial commitments.

The net proceeds from this issue will be fully used in amortizing future debts, in capital expenditures for the projects developed and in improving the Company’s financial liquidity.

Total 130,000 debentures were issued, with par value of R$ 10,000.00. The debentures have a five-year (5) maturity as from their issue date, April 25, 2013, thereby maturing at April 25, 2018. The par value of debentures will not be monetarily restated.  The balance due of debentures par value will be subject to interest corresponding to 100% of the one-day extra-group accumulated variation of average daily rates of interbank deposits (DI), expressed as an yearly percentage, based on 252 working days, calculated and published daily by CETIP S.A. – Organized Markets (CETIP), plus spread of 0.68% p.a., based on 252 working days (Remuneration). The Remuneration shall be calculated exponentially and cumulatively on a pro rata temporis by working days elapsed since the issue date or the remuneration payment date immediately before that, as the case may be, until the effective payment date. Banco Itaú BBA S.A. was the lead coordinator. The transaction costs associated with this issue amounted R$ 1,059 at June 30, 2014 (R$ 1,200 at December 31, 2013).

At June 30, 2014, total balance was R$ 1,325,057 (R$ 1,322,900 at December 31, 2013).

Telefônica Brasil S. A.

Notes to Quarterly Information

June 30, 2014

(In thousands of reais)

16.3 - Repayment schedule

At June 30, 2014, breakdown of noncurrent loans and financing, finance lease and debentures by year of maturity is as follows:

Year	Total
2015	916,084
2016	538,562
2017	2,493,917
2018	1,804,528
2019	320,151
2020 onwards	152,396
Total	6,225,638

16.4 - Covenants

There are loans and financing and debentures, presented in tables of Notes 16.1 and 16.2, respectively, which have specific clauses for penalty in case of breach of contract. The breach of contract provided for in the agreements entered into with the institutions listed above is characterized as noncompliance with covenants, noncompliance with contractual clauses, resulting in the accelerated settlement of the contract.

Part of loans and financing taken out from BNDES, whose balance at June 30, 2014 amounted to R$ 2,532,971 (R$ 2,943,462 at December 31, 2013), has financial and economic ratios that should be considered on a semiannual an annual basis. At this same date, all economic and financial ratios provided for under the agreements in effect were met.

Four issue debentures, series 1, 2 and 3, net of issue costs, amounted to R$ 849,581 at June 30, 2014 (R$ 843,529 at December 31, 2013) and have economic and financial ratios that should be calculated on a quarterly basis.  At this same date, all economic and financial ratios provided for under the agreements in effect were met.

Third issue debentures, single series, the net balance of the issue costs at June 30, 2014 was R$ 2,066,493 (R$ 2,059,664 at December 31, 2013), have economic and financial indices that must be determined quarterly.   At this same date, all economic and financial ratios provided for under the agreements in effect were met.

Fourth issue debentures, single series, the net balance of the issue costs at June 30, 2014 was R$ 1,323,998 (R$ 1,321,700 at December 31, 2013), have economic and financial ratios to be calculated quarterly.  At this same date, all economic and financial ratios provided for under the agreements in effect were met.

Debentures of Minas Comunica Program, amounting to R$ 79,225 at June 30, 2014 (R$ 76,722 at December 31, 2013), includes covenants as for in-court and out-of-court reorganization, liquidation, spin-off, insolvency, voluntary bankruptcy or bankruptcy, lack of payment, noncompliance with non-fiduciary commitments and compliance with certain financial ratios.  At this same date, all these covenants were met.

Telefônica Brasil S. A.

Notes to Quarterly Information

June 30, 2014

(In thousands of reais)

16.5 - Guarantees

At June 30, 2014, guarantees were given for part of loans and financing of the Company, as follows:

Banks	Loans/financing balance	Guarantees
National Bank for Economic and Social Development (BNDES)	R$2,057,892 (URTJLP) R$477,852 (UMBND) R$254,520 (PSI)

•       Agreement (2007) R$51,426: Guarantee in receivables referring to 15% of the higher of debt balance or 4 (four) times the highest installment.

•        Agreement (PSI) R$254,520: disposal of financed asset items.

•       Agreement (2011) R$2,484,318: Guarantee in receivables referring to 15% of the higher of debt balance or 4 (four) times the highest installment.

European Investment Bank - BEI	R$829,248	• Commercial risk guaranteed by Banco BBVA Spain.
Banco do Nordeste do Brasil S.A. - BNB	R$173,471

 •       Bank guarantee provided by Banco Bradesco S.A. amounting to approximately 100% of the financing obtained.

•       Establishing a liquid fund comprising short-term investments at amounts equivalent to 3 (three) repayment installments by reference to the average post-grace period installment.

16.6 - Changes

Changes in loans and financing, debentures and finance lease are as follows:

	Company/Consolidated
	Loans and financing	Debentures	Finance lease	Total
Balance at December 31, 2013	4,233,062	4,301,615	218,878	8,753,555
Loans taken out	93,884	-	-	93,884
Financial charges	120,475	215,784	6,274	342,533
Monetary restatement and exchange gains/losses	(81,732)	6,808	-	(74,924)
Write-offs (payments)	(572,449)	(204,910)	(1,501)	(778,860)
Balance at June 30, 2014	3,793,240	4,319,297	223,651	8,336,188

17. DIVIDENDS AND INTEREST ON EQUITY (IOE)

Dividend and interest on equity receivable and payable are as follows:

a)  Breakdown of receivables:

	Company		Consolidated
	06/30/14	12/31/13	12/31/13
Aliança	-	1,140	1,140
TData	245,306	59,206	-
Total	245,306	60,346	1,140

b)  Changes in receivables:

	Company	Consolidated
Balance at 12.31.13	60,346	1,140
Additional dividends for 2013	186,100	-
Dividends received	(1,140)	(1,140)
Balance at 06.30.14	245,306	-

Telefônica Brasil S. A.

Notes to Quarterly Information

June 30, 2014

(In thousands of reais)

For the cash flow statement, interest on equity and dividends received from the subsidiary are allocated to the Investing Activity.

c)  Breakdown of payables:

	Company/Consolidated
	06/30/14	12/31/13
Telefónica Internacional S.A.	-	192,990
SP Telecomunicações Participações Ltda	-	121,135
Telefónica S.A.	-	159,590
Telefónica Chile S.A.	-	382
Non-controlling shareholders	504,674	713,459
Total	504,674	1,187,556

d)  Changes in payables:

Company/consolidated
Balance at 12.31.13	1,187,556
Additional dividends for 2013	1,175,538
Allocation of dividends and interest on equity	(109,518)
Payment of dividends and interest on equity	(1,752,083)
Withholding income tax on shareholders exempted from interest on equity	3,181
Balance at 06.30.14	504,674

Interest on equity and dividends not claimed by shareholders expire within three years from the date payment commences. Should dividends and interest on equity expire, these amounts are recorded against equity for subsequent distribution.

For the cash flow statement, interest on shareholders´ equity and dividends paid to shareholders is recognized in the Financing Activity group.

18.  PROVISIONS

a)  Breakdown/Changes:

	Company
	Provisions for contingencies
	Labor	Tax	Civil and regulatory	Contingent liabilities (PPA) (a)	Provision for divestitures (b)	Total
Balances at 12.31.2013	988,180	2,133,934	970,403	275,677	235,998	4,604,192
Additions	89,821	151,398	223,862	-	19,517	484,598
Write-offs – payment	(58,002)	(35,636)	(54,533)	-	-	(148,171)
Write-offs - reversal	(19,746)	(19,981)	(67,460)	(10,716)	(5,558)	(123,461)
Monetary restatement	19,309	81,103	55,817	9,676	-	165,905
Balances at 06.30.14	1,019,562	2,310,818	1,128,089	274,637	249,957	4,983,063

At 06.30.2014
Circulante	93,009	-	562,206	-	-	655,215
Noncurrent	926,553	2,310,818	565,883	274,637	249,957	4,327,848

At 12.31.2013
Current	92,712	-	468,691	-	-	561,403
Noncurrent	895,468	2,133,934	501,712	275,677	235,998	4,042,789

Telefônica Brasil S. A.

Notes to Quarterly Information

June 30, 2014

(In thousands of reais)

	Consolidated
	Provisions for contingencies
	Labor	Tax	Civil and regulatory	Contingent liabilities (PPA) (a)	Provision for divestitures (b)	Total
Balances at 12.31.2013	988,180	2,148,800	970,403	275,677	240,753	4,623,813
Additions	89,821	151,412	223,862	-	19,517	484,612
Write-offs – payment	(58,002)	(35,636)	(54,533)	-	-	(148,171)
Write-offs - reversal	(19,746)	(19,981)	(67,460)	(10,716)	(5,558)	(123,461)
Monetary restatement	19,309	81,717	55,817	9,676	-	166,519
Balances at 06.30.14	1,019,562	2,326,312	1,128,089	274,637	254,712	5,003,312

At 06.30.2014
Current	93,009	-	562,206	-	-	655,215
Noncurrent	926,553	2,326,312	565,883	274,637	254,712	4,348,097

At 12.31.2013
Current	92,712	-	468,691	-	-	561,403
Noncurrent	895,468	2,148,800	501,712	275,677	240,753	4,062,410

(a)  Refers to contingent liabilities arising from PPA generated in acquisition of the controlling interest of Vivo Participações S.A. in 2011.

(b)  Refer to costs to be incurred to return the sites (locations for installation of base radio, equipment and real estate) to their respective owners in the same conditions as they were at the time of execution of the initial lease agreement.

The Company, as an entity and also as successor to the merged companies, and its subsidiaries are a party in labor, tax and civil claims filed in different courts. The management of the Company and its subsidiaries, based on the opinion of its legal counsel, recognized provisions for those cases in which an unfavorable outcome is considered probable.

18.1 Provisions and labor contingencies

	Amounts involved
	Company		Consolidated
Nature/Risk level	06/30/14	12/31/13	06/30/14	12/31/13
Probable contingencies	1,019,562	988,180	1,019,562	988,180
Possible contingencies	358,826	313,536	358,826	313,536

Provisions and labor contingencies involve labor claims filed by former employees and employees at outsourced companies (the later alleging joint or subsidiary liability) claiming for, among other issues, overtime, salary equalization, post-retirement salary supplements, job hazard premium, additional for unhealthy work conditions and claims related to outsourced services.

The Company is also defendant in labor claims filed by retired former employees regarding the Medical Care Plan for Retired Employees (PAMA), which require, among other issues, the annulment of the change occurred in such plan. The claims await decision by the Regional Labor Court of São Paulo. Based on the opinion of its legal advisors and the current jurisdictional benefits, management considers this claim as a possible risk. No amount has been allocated for these claims, since in the case of loss, it is not possible to estimate the corresponding amount payable by the Company.

Additionally, the Company is party to public civil actions filed by the Department of Labor, in respect to the decision to restrain the Company from continuing to hire outsourced companies to carry out the Company’s main activities. No amounts were allocated to the possible likelihood of an unfavorable outcome related to these public civil actions in the table above, since in these phases, in the event of loss, it is not possible to estimate the Company’s monetary loss.

Telefônica Brasil S. A.

Notes to Quarterly Information

June 30, 2014

(In thousands of reais)

18.2 Provisions and tax contingencies

	Amounts involved
	Company		Consolidated
Nature/Risk level	06/30/14	12/31/13	06/30/14	12/31/13
Probable contingencies	2,310,818	2,133,934	2,326,312	2,148,800
Federal	2,228,071	2,027,232	2,243,565	2,042,098
State	65,201	91,923	65,201	91,923
Local	17,546	14,779	17,546	14,779

Possible contingencies	17,047,894	16,080,392	17,201,619	16,246,407
Federal	4,081,458	3,904,297	4,092,149	3,913,929
State	7,620,180	7,007,705	7,684,432	7,088,859
Local	626,838	579,556	628,180	580,853
ANATEL	4,719,418	4,588,834	4,796,858	4,662,766

Provisions for probable tax contingencies

Federal taxes

At June 30, 2014, the Company and subsidiary were party to administrative and judicial proceedings relating to: (i) additional contributions to the FGTS on deposits made by employees (the issue does not result in the reduction of part of FGTS deposits made by the Company on behalf of its employees); (ii) claims resulting from the non-ratification of compensation and refund requests, formulated by the Company; (iii) social contributions relating to a supposed failure to pay 11% on the value of invoices, billing and receipts from service providers hired for the transfer of labor; (iv) CIDE levied on the remittance of funds abroad relating to technical services, administrative assistance and to services of similar nature, as well as royalties; (v) fixed: non-inclusion of interconnection and EILD expenses in the FUST base and Wireless carriers: non-inclusion of revenues from interconnection in the FUST tax base; (vi) contribution to Empresa Brasileira de Comunicação, created by Law No. 11652/08; (vii) TFI/TFF on mobile stations; (viii) IRRF on Interest on shareholders´ Equity; (ix) Price for Numbering Resources Management (PPNUM) by ANATEL instituted by Resolution No. 451/06; (x) IRPJ/PIS/COFINS resulting from the non-ratification of offset and refund requests made by the Company and its subsidiaries; (xi) Social Investment Fund (Finsocial) offset amounts; (xii) failure to pay withholding social contribution levied on services rendered, remuneration, salaries and other salary bases; (xiii) COFINS - Requirement resulting from non-inclusion of financial income into the tax base; (xiv) additional charges to the PIS and COFINS tax base, as well as additional charges to COFINS required by Law No. 9718/98; and (xv) Tax on Net Income (ILL).

At June 30, 2014, total consolidated provisions amounted to R$ 2,243,565 (R$ 2,042,098 at December 31, 2013).

State taxes

At June 30, 2014, the Company or its subsidiary were parties to administrative and judicial proceedings in progress referring to (i) ICMS tax credits on electric power and tax credits without documentation (ii) ICMS not levied on telecommunication services; (iii) disallowance of ICMS tax incentives for cultural projects; (iv) environmental administrative fine; (v) disallowance of ICMS credit referring to Agreement 39; and (vi) co-billing.

At June 30, 2014, total consolidated provisions amounted to R$ 65,201 (R$ 91,923 at December 31, 2013).

Telefônica Brasil S. A.

Notes to Quarterly Information

June 30, 2014

(In thousands of reais)

Municipal taxes

At June 30, 2014, the Company or its subsidiary is a party to various municipal tax proceedings referring to (i) IPTU; (ii) ISS levied on real estate lease services and mean and supplementary activities; and (iii) surveillance, control, and monitoring rate (TVCF).

At June 30, 2014, total consolidated provisions amounted to R$ 17,546 (R$ 14,779 at December 31, 2013).

Possible tax contingencies

According the understanding of Management and its legal counsel, there is the likelihood of loss in federal, state and municipal proceedings, in addition to the proceedings with ANATEL, as follows:

Federal taxes

At June 30, 2014, the Company and its subsidiary were parties to various administrative and judicial proceedings, at the federal level, which are ongoing in various court levels.

Key proceedings refer to: (i) protest letters due to non-ratification of compensation requests made by the Company; (ii) social security contribution (INSS) on compensation payment for salary devaluation arising from losses caused by “Plano Verão” (Summer Plan) and “Plano Bresser” (Bresser Plan), SAT (Occupational Accident Insurance), Social Security and payables to third parties (INCRA and SEBRAE), supply of meals to employees, 11% retention (labor assignment); (iii) IRRF on the funds remittance abroad related to technical services and to administrative support and similar services, as well as royalties; (iv) PIS levied on roaming; (v) CPMF levied on operations resulting from the technical cooperation agreement with the National Treasury Department (STN) (offsetting through the Integrated System of Federal Government Financial Administration - SIAFI) and on foreign-exchange contracts required by the Brazilian Central Bank; (vi) IRPJ and CSLL related to deductions on revenues from reversal of provisions; (vii) IRPJ and CSLL - disallowance of costs and sundry expenses not evidenced; (viii) deductions of COFINS from loss in swap transactions; (ix) PIS / COFINS accrual basis versus cash basis; (x) IRPJ payable in connection with allocation of excess funds to Northeast Investment Fund (FINOR), Amazon Region Investment Fund (FINAM) or Economic Recovery Fund of Espírito Santo State (FUNRES); and (xi) IRPJ on derivative operations; (xii) IRPJ and CSLL – disallowance of expenses related to the goodwill paid in the acquisition of Celular CRT S.A., goodwill arising from the privatization process and corporate restructuring of Vivo S.A. and goodwill arising from merger of Navytree and TDBH.

At June 30, 2014, total consolidated provisions amounted to R$ 4,092,149 (R$ 3,913,929 at December 31, 2013).

State taxes

At June 30, 2014, the Company and its subsidiary were parties to various administrative and judicial proceedings related to ICMS, at the state level, which are ongoing in various court levels.

Telefônica Brasil S. A.

Notes to Quarterly Information

June 30, 2014

(In thousands of reais)

Key proceedings refer to: (i) provision of facility, utility and convenience services and rental of the “Speedy” service modem; (ii) international calls (DDI); (iii) undue credit related to the acquisition of items intended to property and equipment and lack of proportionate credit reversal referring to the acquisition of property and equipment items; (iv) amounts unduly appropriated as ICMS tax credits; (v) service provided outside São Paulo state with ICMS paid to São Paulo State; (vi) co-billing, (vii) tax substitution with a fictitious tax base (tax guideline); (viii) use of credits related to acquisition of electric power; (ix) secondary activities, value added and supplementary services (Agreement 69/98); (x) tax credits related to opposition/challenges referring to telecommunications services not provided or mistakenly charged (Agreement 39/01); (xi) shipment of goods with prices lower than acquisition prices (unconditional discounts); (xii) deferred collection of ICMS - interconnection (DETRAF – Traffic and Service Provision Document); (xiii) credits derived from tax benefits granted by other states; (xiv) disallowance of tax incentives related to cultural projects; (xv) transfers of assets among business units owned by the Company; (xvi) communications service tax credits used in provision of services of the same nature; (xvii) card donation for prepaid service activation; (xviii) reversal of credit from return and free lease in connection with assignment of networks (used by the Company itself and exemption from public bodies); (xix) DETRAF fine, (xx) ICMS on own consumption; (xxi) ICMS on exemption of public bodies; (xxii) issue of invoices with negative ICMS amounts; and (xxiii) new tax register bookkeeping without previous authorization by tax authorities.

At June 30, 2014, total consolidated provisions amounted to R$ 7,684,432 (R$ 7,088,859 at December 31, 2013).

Municipal taxes

At June 30, 2014, the Company and its subsidiary were parties to various administrative and judicial proceedings, at the municipal level, which are ongoing in various court levels.

Key proceedings refer to: (i) ISS – secondary activities, value added and supplementary services; (ii) withholding ISS; (iii) IPTU; (iv) Land Use Fee; (v) municipal fees; (vi) tariff for Use of Mobile Network (TUM), infrastructure lease; (vii) advertising services; (viii) services provided by third parties; (ix) business management consulting services provided by Telefónica Internacional (TISA); and (x) ISS tax levied on caller ID services and on cell phone activation and (xi) ISS on continuous rendered service, provision, reversal and cancelled invoices.

At June 30, 2014, total consolidated provisions amounted to R$ 628,180 (R$ 580,853 at December 31, 2013).

ANATEL

Universal Telecommunication Services Fund (FUST)

Injunction was filed in order to have the right declared not to include expenses with interconnection and Industrial Use of Dedicated Line in FUST tax base for landline phone carriers and not to include revenues from ITX and EILD in FUST tax base for mobile phone carriers, according to Abridgment No. 7, of December 15, 2005, as it does not comply with the provisions contained in sole paragraph of article 6 of Law No. 9998, awaiting judgment in 2nd court level.

A number of delinquency notices referring to debit entry issued by ANATEL at the administrative level to set up the tax credit related to interconnection, EILD and other revenues that are not earned from the provision of telecommunications services.

Telefônica Brasil S. A.

Notes to Quarterly Information

June 30, 2014

(In thousands of reais)

At June 30, 2014, total consolidated provisions amounted to R$ 2,217,695 (R$ 2,185,034 at December 31, 2013).

Telecommunications Technology Development Fund (FUNTTEL)

At June 30, 2014, the Company and its subsidiary were parties to administrative and judicial proceedings which are waiting to be tried at the lower administrative court and the court of appeals. Such proceedings concern the collection of contributions to FUNTTEL on other revenues (not related to telecom services), as well as on income and expenses transferred to other operators (interconnection).

At June 30, 2014, total consolidated provisions amounted to R$ 690,364 (R$ 664,386 at December 31, 2013).

Telecommunications Inspection Fund (FISTEL)

Upon extension of the effective license period to use telephone switches in connection with use of STFC (landline phone carriers) and extension of the right to use radiofrequency in connection with wireless service (wireless carriers), ANATEL charges the Installation Inspection Fee (TFI).

This collection is based on ANATEL’s understanding that such extension would represent a taxable event for TFI. The Company understands that such collection is unjustified, and separately challenged the aforesaid fee in court.

At June 30, 2014, total consolidated provisions amounted to R$ 1,886,491 (R$ 1,811,104 at December 31, 2013), without the respective judicial deposit.

Public Price for Numbering Resource Management (PPNUM)

The Company, along with other wireless carriers in Brazil, is challenging in court the tariff charged by ANATEL for use by such carriers of the numbering resources managed by the agency. In view of the collections, the Company made a judicial deposit referring to the amounts due. On April 23, 2009, the carriers received a favorable sentence and the lawsuit is currently waiting to be tried at the court of appeals.

At June 30, 2014, total consolidated provisions amounted to R$ 2,308 (R$ 2,242 at December 31, 2013).

18.3 Provisions, civil and regulatory contingencies

	Amounts involved
	Company		Consolidated
Nature/Risk level	06/30/14	12/31/13	06/30/14	12/31/13
Probable contingencies	1,128,089	970,403	1,128,089	970,403
Civil	676,127	599,868	676,127	599,868
Regulatory	451,962	370,535	451,962	370,535

Possible contingencies	3,661,166	3,366,707	3,631,379	3,366,707
Civil	1,878,361	1,681,450	1,848,574	1,681,450
Regulatory	1,782,805	1,685,257	1,782,805	1,685,257

Telefônica Brasil S. A.

Notes to Quarterly Information

June 30, 2014

(In thousands of reais)

Provisions for probable civil contingencies

•           The Company is party to proceedings that involve right to receive supplementary amounts from shares calculated in relation to the network expansion plan after 1996 (supplement of shares proceedings). These proceedings involve various phases: 1st level, Court of Justice and Supreme Court of Justice. At June 30, 2014, considering the degree of risk involved, consolidated provision amounted to R$ 41,163 (R$ 37,191 at December 31, 2013).

•           The Company is party to proceedings of a civil nature, in the administrative and judicial spheres, the subject of which are rights relating to the provision of services. These proceedings are filed by individual consumers, civil associations representing consumer rights, PROCON, as well as the State and Federal Public Prosecutor’s Offices. Similarly, the Company is defendant or plaintiff in other proceedings the subject of which relates to matters other than those under the normal course of business. At June 30, 2014, total consolidated provisions amounted to R$ 531,092 (R$ 469,149 at December 31, 2013).

•           The Company is also involved in various lawsuits filed by individual consumers, with similar characteristics, which individually are not considered to be material, based on provision analysis, the historical average of losses in similar proceedings. At June 30, 2014, total consolidated provisions amounted to R$ 103,872 (R$ 93,528 at December 31, 2013).

Provisions for probable regulatory contingencies

The Company is party to administrative proceedings against ANATEL, which were filed based on alleged noncompliance with obligations set forth in industry regulations, as well as in legal claims discussing sanctions by ANATEL at the administrative level. At June 30, 2014, the consolidated provisioned amount was R$ 451,962 (R$ 370,535 at December 31, 2013).

Possible civil contingencies

According to the Company’s management and legal counsel, the likelihood of loss of the following proceedings is possible:

•      Telephony Community Plan (PCT): This refers to the Civil Public Proceeding in which the Company is involved referring to PCT, about the right for indemnification of the acquirers of expansion plans, not receiving shares for financial investments made in the city of Mogi das Cruzes, whose total consolidated amount approximates to R$ 311,071 at June 30, 2014 (R$ 281,059 at December 31, 2013). São Paulo Court of Justice (TJSP) changed its decision, and judged this matter groundless. Mogi das Cruzes Telephony Association (claimant) filed a special appeal against TJSP decision, which is awaiting judgment.

•      Collective Action filed by SISTEL Participants' Association (ASTEL) in the state of São Paulo, in which SISTEL associates in the stated of São Paulo challenge the changes made in the Medical Care Plan for Retired Employees (PAMA) and claim for the reestablishment of the prior status quo.  This claim is still in its appeal stage, at the upper-court-level decision that modified the prior decision whereby this claim was deemed unfounded. The amount cannot be estimated, and the claims cannot be settled due to their unenforceability, in that it entails a return to the prior plan conditions.

Telefônica Brasil S. A.

Notes to Quarterly Information

June 30, 2014

(In thousands of reais)

•      Civil Public Claims filed by ASTEL, in the state of São Paulo, and by FENAPAS, both against SISTEL and other carriers, in order to annul spin-off of the private pension plan PBS, alleging, in short, the “windup of the supplementary private pension plan of SISTEL Foundation”, which led to various specific mirror PBS plans, corresponding to allocation of funds from technical surplus and tax contingencies existing at the time of the spin-off. The amount cannot be estimated, and the claims cannot be settled due to their unenforceability because this involves the return of the spun-off assets of SISTEL referring to telecommunication carries of the former Telebrás System.

•      The Public Prosecutor’s Office of São Paulo State began a public class action claiming moral and property damages suffered by all consumers of telecommunications services from 2004 to 2009 due to the bad quality of services and failures of the communications system. The Public Prosecutor’s Office suggested that the indemnification to be paid should be R$ 1 billion. The decision handed down on April 20, 2010 imposes the payment of indemnification for damages caused to all consumers who have filed a suit for such damages.

Conversely, in the event that the number of claiming consumers is not in line with the extent of damages, after the lapsing of one year, the judge determined that the amount of R$ 60 million should be deposited in the Special Expenses Fund to Recover Natural Rights Damages (Fundo Especial de Despesa de Reparação de Interesses Difusos Lesados). It is not possible to estimate the number of consumers who will individually file suits nor the amounts claimed thereby. The parties filed an appeal on the merits of the case. The judgment effects are in abeyance. No amount has been assigned to the possible likelihood of an unfavorable outcome in connection with this action, since, in the case of loss, estimating the corresponding amount payable by the Company is not practicable at this time. Likewise, establishing a provision for contingency equivalent to the amount sought is not possible.

•      The Company is involved in other civil claims, at several levels, related to service rendering. Such claims have been filed by individual consumers, civil associations representing consumer rights or by the Bureau of Consumer Protection (PROCON), as well as by the Federal and State Public Prosecutor’s Office. It is also involved in other claims of several types related to the normal course of business. Total contingency amounts to R$ 1,523,706  at June 30, 2014 (R$1,383,932 at December 31, 2013).

•      The Company has received fines regarding the noncompliance with SAC Decree. We currently have various actions (administrative and judicial proceedings). At June 30, 2014, a consolidated amount of R$ 13,797 (R$ 16,459 at December 31, 2013).

•      Intellectual Property: Lune Projetos Especiais Telecomunicação Comércio e Ind. Ltda (Lune), a Brazilian company, proposed the lawsuit on November 20, 2001 against 23 wireless carriers claiming to own the patent for caller ID and the trademark "Bina". The purpose of that lawsuit it to interrupt provision of such service by carriers and to seek indemnification equivalent to the amount paid by consumers for using the service.

Telefônica Brasil S. A.

Notes to Quarterly Information

June 30, 2014

(In thousands of reais)

An unfavorable sentence was passed determining that the Company should refrain from selling mobile phones with Caller ID service (Bina), subject to a daily fine of R$ 10,000.00 (ten thousand reais) in case of noncompliance. Furthermore, according to the sentence passed, the Company must pay indemnification for royalties to be calculated in settlement. Motions for Clarification were opposed by all parties and Lune’s motions for clarification were accepted since an injunctive relief in this stage of the proceedings was deemed applicable. Bill of review appeal in view of the current decision which granted a stay of execution suspending that unfavorable decision until final judgment of the review. Bill of review for appeal at sentence phase pending decision. We believe that the likelihood of an unfavorable outcome has been assessed by legal advisors as possible. There is no way to determine the extent of potential liabilities with respect to this claim.

•      Validity of prepaid plan: The Company and other wireless carriers are defendants in several lawsuits filed by the Public Prosecutor’s Office and consumer associations to challenge imposition of a period to use prepaid minutes. The plaintiffs allege that the prepaid minutes should not expire after a specific period. Conflicting decisions were handed down by courts on the matter, even though we believe that our criteria for the period determination comply with ANATEL standards. Based on the legal counsel’s opinion, collective actions against Teleming (merged into Vivo S.A.) have a remote likelihood of loss.

Possible regulatory contingencies

According to the Company’s management and legal counsel, the likelihood of loss of the following civil proceedings is possible:

•      The Company is party to administrative proceedings filed by ANATEL alleging noncompliance with the obligations set forth in industry regulations, as well as legal claims which discuss the sanctions applied by ANATEL at the administrative level, rating the likelihood of loss as possible, at June 30, 2014, amounting to R$1,782,805 (R$ 1,685,257 at December 31, 2013).

•      Administrative proceedings discussing payment of 2% charge on revenue from interconnection services due to the extension of right of use of SMP-related radiofrequencies. Under clause 1.7 of the Authorization Terms that grant right of use of SMP-related radiofrequencies, the extension of right of use of such frequencies entails payment every two years, during the extension period (15 years), of a 2% charge calculated on net revenue from the basic and alternative service plans of the service company, determined in the year before that of payment.

However, ANATEL determined that the 2% charge should be calculated on revenue from service plans and also on revenue from interconnection services, which is not provided for by clause 1.7 of the referred to Authorization Terms.

Considering, based on the provisions of the Authorization Terms, that revenue from interconnection services should not be included in the calculation of the 2% charge for radiofrequency use right extension, the Company filed administrative proceedings challenging these charges, based on ANATEL’s position.

Telefônica Brasil S. A.

Notes to Quarterly Information

June 30, 2014

(In thousands of reais)

18.4 Guarantees

The Company and its subsidiaries granted guarantees for tax, civil and labor proceedings, as follows:

	Consolidated
	At June 30, 2014			At December 31, 2013
	Real estate and equipment	Judicial deposits and garnishments	Surety bonds	Real estate and equipment	Judicial deposits and garnishments	Surety bonds
Civil, labor, and tax liabilities	146,217	4,522,500	2,359,139	187,025	4,352,520	2,263,773
Total	146,217	4,522,500	2,359,139	187,025	4,352,520	2,263,773

In addition to the guarantees presented above, at June 30, 2014, the Company and its subsidiaries had amounts under short-term investment frozen by the courts (except for loan-related investments), amounting to R$ 52,026 - consolidated (R$ 46,451 at December 31, 2013).

19. DEFERRED REVENUE

	Company		Consolidated
	06/30/14	12/31/13	06/30/14	12/31/13
Revenue from activation (a)	105,238	114,503	108,563	120,521
Services and goods (b)	634,918	673,810	634,918	673,810
Disposal of fixed assets (c)	124,428	123,063	124,428	123,063
Government grants (d)	52,419	40,840	52,419	40,840
Loyalty program (e)	92,303	91,763	92,303	91,763
Equipment donations (f)	8,790	11,076	8,790	11,076
Other income	10,636	10,139	10,636	10,139
Total	1,028,732	1,065,194	1,032,057	1,071,212

Current	784,186	812,843	786,905	817,551
Noncurrent	244,546	252,351	245,152	253,661

a)      Refers to the deferral of activation revenue (fixed) recognized in income over the estimated period of duration of the customer plan.

b)      Refers to the balances of agreements of prepaid services revenue and multi-element operations, which are recognized in income to the extent that services are provided to customers.

c)      Refers to net balance of the residual value from disposal of non-strategic towers and rooftops to be transferred to income upon compliance with conditions for recognition in books.

d)      Refers to government grant deriving from funds raised with BNDES in a specific credit line (PSI Program), used in the acquisition of domestic equipment and registered at BNDES (Finame) and applied in projects to expand the network capacity, which have been amortized by the useful life of equipment.

e)      Refers to the loyalty point program maintained by the Company, which allows customers to accumulate points when paying their bills referring to use of services offered. The balance represents the Company’s estimate of customers’ exchanging points for goods and/or services in the future.

f)       Refers to the balances of network equipment donations from suppliers, which are amortized by the useful life of the referred to equipment.

Telefônica Brasil S. A.

Notes to Quarterly Information

June 30, 2014

(In thousands of reais)

20. OTHER LIABILITIES

	Company		Consolidated
	06/30/14	12/31/13	06/30/14	12/31/13
Third-party retained amounts	88,002	231,784	90,042	236,510
Amounts refundable to subscribers	36,261	52,418	40,069	56,746
Obligations with related parties	293,640	257,519	110,740	105,164
License renewal charges	193,956	154,211	193,956	154,211
Other creditors	64,996	50,916	72,190	56,275
Total	676,855	746,848	506,997	608,906

Current	476,392	602,195	345,240	487,994
Noncurrent	200,463	144,653	161,757	120,912

21. EQUITY

a) Capital

Paid-in capital as of June 30, 2014 and December 31, 2013, amounted to R$ 37,798,110. Subscribed and paid-in capital is divided into shares without par value, as follows:

	Common shares		Preferred shares		Overall total
Shareholder	Number	%	Number	%	Number	%, including treasury stock	%, except for treasury stock

Telefónica Internacional S.A.	58,859,918	15.43%	271,707,098	36.52%	330,567,016	29.37%	29.43%
Telefónica S.A.	97,976,194	25.68%	179,862,845	24.17%	277,839,039	24.68%	24.73%
SP Telecomunicações Participações Ltda	192,595,149	50.47%	29,042,853	3.90%	221,638,002	19.69%	19.73%
Telefónica Chile S.A.	696,110	0.18%	11,792	0.00%	707,902	0.06%	0.06%
Total group companies	350,127,371	91.76%	480,624,588	64.60%	830,751,959	73.81%	73.96%
Other shareholders	31,208,300	8.18%	261,308,985	35.12%	292,517,285	25.99%	26.04%
Total de ações em circulação	381,335,671	99.93%	741,933,573	99.72%	1,123,269,244	99.79%	100.00%

Treasury stock	251,440	0.07%	2,081,246	0.28%	2,332,686	0.21%	0.00%

Total shares	381,587,111	100.00%	744,014,819	100.00%	1,125,601,930	100.00%	100.00%

Book value per outstanding share R$:
At June 30, 2014					39.59
At December 31, 2013					38.19

According to its bylaws, the Company is authorized to increase its capital up to the limit of 1,350,000,000 (one billion three hundred and fifty million) shares, common or preferred. The capital increase and consequent issue of new shares are to be approved by the Board of Directors, subject to the authorized capital limit. However, the Brazilian Corporation Law – Law No. 6404/76, article 166, IV – establishes that capital may be increased through a Special Shareholders’ Meeting resolution held to decide about amendments to the Articles of Incorporation, if authorized capital increase limit has been reached.

Capital increases do not necessarily have to observe the proportion between the numbers of shares of each type. However, the number of preferred shares, nonvoting or with restricted voting, must not exceed 2/3 of the total shares issued.

Preferred shares are nonvoting, except in the cases described in Articles 9 and 10 of its bylaws, but have priority in the reimbursement of capital, without premium, and are entitled to dividends 10% higher than those paid on common shares, as per article 7 of the Company’s Articles of Incorporation and clause II, paragraph 1, article 17, of Law No. 6404/76.

Telefônica Brasil S. A.

Notes to Quarterly Information

June 30, 2014

(In thousands of reais)

Preferred shares are also entitled to full voting right whenever the Company fails to pay minimum dividends to which they are entitled for 3 (three) consecutive fiscal years. This right will be retained until payment of dividends.

b) Premium paid on acquisition of interest from non-controlling shareholders

In accordance with the accounting practices adopted in Brazil prior to the adoption of the IFRS/CPC, goodwill was recorded when shares were acquired at a higher value than their book value, generated by the difference between the book value of shares acquired and the transaction’s fair value. With the adoption of IAS 27R (IFRS 10 since 2013)/CPC 35 and 36, the effects of all acquisition of shares from non-controlling shareholders are recorded under equity when there is no change in the shareholding. Consequently, these transactions no longer generate goodwill or income, and the goodwill previously generated from acquisition from non-controlling shareholders were adjusted based on the Company’s equity. The balance of this account at June 30, 2014 and December 31, 2013 was R$70,448.

c) Capital reserves

Special goodwill reserve

This represents the tax benefit generated by the merger of Telefonica Data do Brasil Ltda. which will be capitalized in favor of the controlling shareholders after the tax credits are realized under the terms of CVM Ruling No. 319/99. The balance of this account at June 30, 2014 and December 31, 2013 was R$63,074.

Other capital reserves

Other capital reserves are issue or capitalization in excess, in relation to the basic share value on the issue date. The balance of this account at June 30, 2014 and December 31, 2013 was R$2,735,930.

Treasury stock

These represent the Company’s treasury shares arising from: i) merger of TDBH (in 2006); ii) merger of Vivo Part. (in 2011), and iii) repurchase of common and preferred shares. As of June 30, 2014 and December 31, 2013, balance in this account amounted to R$ 112,107.

d) Income reserves

Legal reserve

This reserve is compulsorily set up by the Company at the ratio of 5% of net income for the year, limited to 20% of paid-in capital. Legal reserve will only be used to increase capital and offset accumulated losses. The balance of this account at June 30, 2014 and December 31, 2013 was R$1,285,797.

Tax incentive reserve

This reserve refers to the a 75% income tax reduction benefit to be applied on Profit from Tax Incentive Operations (PTIO) in the following areas: North of Minas Gerais State, Vale do Jequitinhonha and the states of Acre, Amapá, Amazonas, Maranhão, Mato Grosso, Pará, Rondônia and Roraima.

Telefônica Brasil S. A.

Notes to Quarterly Information

June 30, 2014

(In thousands of reais)

Pursuant to article 195-A of Law No. 6404/76, the portion of profit subject to the incentive was also excluded from dividend calculation, and may be used only in the event of capital increase or loss absorption.

The balance of this account at June 30, 2014 and December 31, 2013 was R$1,699.

e) Dividends and interest on equity

On February 25, 2014, the Company's Board of Directors approved the allocation of interim dividend amounting to R$1,043,000, based on income recorded in the fourth quarterly balance of 2013, equivalent to R$ 0.871008413012 per common share, and R$ 0.958109254313 per preferred share, to common and preferred shareholders enrolled with the Company through the end of March 10, 2014. Payment of these dividends started on March 27, 2014.

On April 23, 2014, the Annual General Meeting approved the allocation of additional proposed dividends in year 2013, not yet paid, amounting to R$ 132,538, equivalent to R$ 0.110682844154 per common share and R$ 0.121751128569 per preferred shares, to holders of common and preferred shares registered at the end of the AGM day.

According to article 287, item II, item “a” of Law No. 6404, of December 15, 1976, dividends and interest on equity not claimed by shareholders expire in three years as from the initial payment date. The Company reverses the amount of dividends and interest on equity prescribed to equity upon their expiration.

f) Other comprehensive income

•      Financial instruments available for sale: This refers to variations in fair value of financial assets available for sale. Balance at June 30, 2014 was (R$ 7,787) and (R$ 2,658 at December 31, 2013).

•      Derivative transactions: Derivative transactions refer to the effective part of cash flow hedges until balance sheet date. The balance at June 30, 2014 was R$7,662 (R$6,610 at December 31, 2013).

•      Currency translation difference of investments abroad: Refers to currency translation differences arising from the conversion of financial statements of Aliança (jointly controlled subsidiary). Balance at June 30, 2014 was R$ 9,880 (R$ 12,897 at December 31, 2013).

Following is the breakdown of other comprehensive income:

	Consolidated
	Financial instruments available for sale	Derivative transactions	Currency translation difference of investments abroad	Total
Balances at 12.31.2013	(2,658)	6,610	12,897	16,849
Foreign exchange variations	(5,129)	-	-	(5,129)
Futures contracts	-	1,052	-	1,052
Financial assets available for sale – losses	-	-	(3,017)	(3,017)
Balances at 06.30.2014	(7,787)	7,662	9,880	9,755

Telefônica Brasil S. A.

Notes to Quarterly Information

June 30, 2014

(In thousands of reais)

22. NET OPERATING REVENUE

	Company
	Three-month periods ended		Six-month periods ended
	6.30.14	6.30.13	6.30.14	6.30.13
Telephony services	6,474,466	2,719,378	13,032,783	5,473,667
Network	655,258	338,901	1,442,190	673,262
Data and SVAs	4,053,635	1,366,308	7,953,602	2,718,933
TV services	165,846	-	323,828	-
Other services	242,311	179,327	486,560	362,409
Sale of goods and devices	736,893	-	1,555,800	-
Gross operating revenue	12,328,409	4,603,914	24,794,763	9,228,271

Taxes	(2,927,934)	(1,008,134)	(5,923,931)	(2,014,191)
Discounts and returns	(1,276,232)	(461,400)	(2,552,540)	(929,729)
Deductions from gross operating revenue	(4,204,166)	(1,469,534)	(8,476,471)	(2,943,920)

Net operating revenue	8,124,243	3,134,380	16,318,292	6,284,351

	Consolidated
	Three-month periods ended		Six-month periods ended
	6.30.14	6.30.13	6.30.14	6.30.13
Telephony services	6,474,453	6,500,952	13,032,757	13,050,410
Network	655,258	927,920	1,442,190	1,984,187
Data and SVAs	4,543,240	4,005,424	8,861,945	7,859,538
TV services	165,846	139,912	323,828	293,911
Other services (a)	300,239	326,924	604,219	649,274
Sale of goods and devices	802,871	901,030	1,665,474	1,789,618
Gross operating revenue	12,941,907	12,802,162	25,930,413	25,626,938

Taxes	(3,045,792)	(3,131,685)	(6,144,126)	(6,250,638)
Discounts and returns	(1,279,521)	(1,178,972)	(2,557,763)	(2,329,311)
Deductions from gross operating revenue	(4,325,313)	(4,310,657)	(8,701,889)	(8,579,949)

Net operating revenue	8,616,594	8,491,505	17,228,524	17,046,989

(a) The consolidated amounts referring to infrastructure-related swap contracts, under the concept of agent and principal (CPC 30 and IAS 18), which were not recognized as costs and revenues for the six-month periods ended June 30, 2014 and 2013, were R$70,176 and R$33,906, respectively (Note 23).

No customer contributed more than 10% of gross operating revenue for the six-month periods ended June 30, 2014 and 2013.

All amounts in net income are included in income and social contribution tax bases.

Telefônica Brasil S. A.

Notes to Quarterly Information

June 30, 2014

(In thousands of reais)

23. OPERATING COSTS AND EXPENSES

	Company
	Three-month periods ended
	6.30.14				6.30.13
	Cost of sales	Selling expenses	General and administrative expenses	Total	Cost of sales	Selling expenses	General and administrative expenses	Total
Personnel	(115,093)	(386,020)	(101,711)	(602,824)	(62,140)	(90,952)	(40,668)	(193,760)
Materials	(12,619)	(11,735)	(605)	(24,959)	(9,915)	(238)	(242)	(10,395)
Third-party services	(828,859)	(1,412,858)	(195,689)	(2,437,406)	(428,521)	(443,197)	(73,376)	(945,094)
Interconnection and network	(790,137)	-	-	(790,137)	(816,890)	-	-	(816,890)
Publicity and advertising	-	(241,487)	-	(241,487)	-	(30,735)	-	(30,735)
Rentals, insurance, condominium fees and means of connection	(368,794)	(30,830)	(45,586)	(445,210)	(103,498)	(2,837)	(11,108)	(117,443)
Taxes, charges and contributions	(426,199)	(641)	(21,007)	(447,847)	(59,478)	(2,850)	1,878	(60,450)
Estimated impairment of accounts receivable	-	(200,237)	-	(200,237)	-	(74,322)	-	(74,322)
Depreciation and amortization	(878,081)	(233,893)	(71,525)	(1,183,499)	(543,204)	(120,096)	(13,387)	(676,687)
Cost of sales	(457,586)	-	-	(457,586)	-	-	-	-
Other operating costs and expenses	(9,193)	(36,719)	(5,587)	(51,499)	(346)	(4,293)	(4,262)	(8,901)
Total	(3,886,561)	(2,554,420)	(441,710)	(6,882,691)	(2,023,992)	(769,520)	(141,165)	(2,934,677)

	Company
	Six-month periods ended
	6.30.14				6.30.13
	Cost of sales	Selling expenses	General and administrative expenses	Total	Cost of sales	Selling expenses	General and administrative expenses	Total
Personnel	(222,903)	(756,687)	(226,268)	(1,205,858)	(130,734)	(201,350)	(137,642)	(469,726)
Materials	(21,988)	(24,880)	(972)	(47,840)	(20,760)	(488)	(911)	(22,159)
Third-party services	(1,644,503)	(2,815,030)	(368,576)	(4,828,109)	(877,758)	(874,626)	(134,480)	(1,886,864)
Interconnection and network	(1,663,197)	-	-	(1,663,197)	(1,656,020)	-	-	(1,656,020)
Publicity and advertising	-	(444,522)	-	(444,522)	-	(52,551)	-	(52,551)
Rentals, insurance, condominium fees and means of connection	(737,041)	(61,433)	(94,917)	(893,391)	(209,809)	(5,370)	(20,414)	(235,593)
Taxes, charges and contributions	(857,445)	(1,360)	(48,384)	(907,189)	(115,039)	(4,106)	(278)	(119,423)
Estimated impairment of accounts receivable	-	(396,685)	-	(396,685)	-	(154,474)	-	(154,474)
Depreciation and amortization	(1,978,887)	(468,086)	(175,223)	(2,622,196)	(1,078,802)	(239,911)	(26,383)	(1,345,096)
Cost of sales	(945,685)	-	-	(945,685)	-	-	-	-
Other operating costs and expenses	(10,112)	(69,234)	(14,821)	(94,167)	(408)	(9,510)	(3,388)	(13,306)
Total	(8,081,761)	(5,037,917)	(929,161)	(14,048,839)	(4,089,330)	(1,542,386)	(323,496)	(5,955,212)

	Consolidated
	Three-month periods ended
	6.30.14				6.30.13
	Cost of sales	Selling expenses	General and administrative expenses	Total	Cost of sales	Selling expenses	General and administrative expenses	Total
Personnel	(117,469)	(389,368)	(102,970)	(609,807)	(113,904)	(316,468)	(137,027)	(567,399)
Materials	(13,371)	(11,735)	(605)	(25,711)	(12,026)	(17,326)	(2,155)	(31,507)
Third-party services	(1,008,573)	(1,401,461)	(208,273)	(2,618,307)	(878,065)	(1,368,682)	(223,741)	(2,470,488)
Interconnection and network	(788,186)	-	-	(788,186)	(937,210)	-	-	(937,210)
Publicity and advertising	-	(241,487)	-	(241,487)	-	(211,298)	-	(211,298)
Rentals, insurance, condominium fees and means of connection (a)	(370,252)	(30,830)	(45,582)	(446,664)	(352,507)	(30,680)	(43,464)	(426,651)
Taxes, charges and contributions	(431,452)	(641)	(20,982)	(453,075)	(449,915)	(3,545)	17,788	(435,672)
Estimated impairment of accounts receivable	-	(220,410)	-	(220,410)	-	(199,017)	-	(199,017)
Depreciation and amortization	(883,389)	(233,893)	(71,554)	(1,188,836)	(1,091,165)	(206,526)	(150,322)	(1,448,013)
Cost of sales	(494,395)	-	-	(494,395)	(522,888)	-	-	(522,888)
Other operating costs and expenses	(8,982)	(37,174)	(5,587)	(51,743)	(15,950)	(26,698)	(10,212)	(52,860)
Total	(4,116,069)	(2,566,999)	(455,553)	(7,138,621)	(4,373,630)	(2,380,240)	(549,133)	(7,303,003)

Telefônica Brasil S. A.

Notes to Quarterly Information

June 30, 2014

(In thousands of reais)

	Consolidated
	Six-month periods ended
	6.30.14				6.30.13
	Cost of sales	Selling expenses	General and administrative expenses	Total	Cost of sales	Selling expenses	General and administrative expenses	Total
Personnel	(231,492)	(760,035)	(227,534)	(1,219,061)	(248,669)	(657,598)	(354,615)	(1,260,882)
Materials	(23,490)	(24,880)	(972)	(49,342)	(24,944)	(25,799)	(4,211)	(54,954)
Third-party services	(1,991,598)	(2,818,737)	(381,488)	(5,191,823)	(1,763,722)	(2,547,281)	(432,926)	(4,743,929)
Interconnection and network	(1,652,950)	-	-	(1,652,950)	(1,887,966)	-	-	(1,887,966)
Publicity and advertising	-	(444,522)	-	(444,522)	-	(372,034)	-	(372,034)
Rentals, insurance, condominium fees and means of connection (a)	(739,816)	(61,433)	(94,930)	(896,179)	(708,704)	(63,529)	(85,011)	(857,244)
Taxes, charges and contributions	(867,667)	(1,360)	(48,458)	(917,485)	(889,113)	(5,554)	(3,462)	(898,129)
Estimated impairment of accounts receivable	-	(428,270)	-	(428,270)	-	(402,103)	-	(402,103)
Depreciation and amortization	(1,988,985)	(468,086)	(175,319)	(2,632,390)	(2,154,138)	(425,822)	(265,329)	(2,845,289)
Cost of sales	(1,006,238)	-	-	(1,006,238)	(1,082,631)	-	-	(1,082,631)
Other operating costs and expenses	(10,177)	(69,689)	(14,821)	(94,687)	(20,205)	(56,528)	(16,108)	(92,841)
Total	(8,512,413)	(5,077,012)	(943,522)	(14,532,947)	(8,780,092)	(4,556,248)	(1,161,662)	(14,498,002)

(a) The consolidated amounts referring to infrastructure-related swap  contracts, under the concept of agent and principal (CPC 30 and IAS 18), which were not recognized as costs and revenues for the six-month periods ended June 30, 2014 and 2013, were R$70,176 and R$33,906, respectively (Note 22).

24. OTHER OPERATING INCOME (EXPENSES)

	Company
	Three-month periods ended		Six-month periods ended
	6.30.14	6.30.13	6.30.14	6.30.13
Fines and expenses recovered	89,611	36,352	183,305	72,353
Provisions for deactivation of assets and for labor, tax and civil claims, net	(208,536)	(164,764)	(403,776)	(260,610)
Net income (loss) from disposal/loss of assets	(1,680)	2,221	(14,566)	59,417
Other income (expenses)	(8,839)	3,809	(5,176)	2,818
Total	(129,444)	(122,382)	(240,213)	(126,022)

Other operating income	110,656	49,664	224,832	152,130
Other operating expenses	(240,100)	(172,046)	(465,045)	(278,152)
Total	(129,444)	(122,382)	(240,213)	(126,022)

	Consolidated
	Three-month periods ended		Six-month periods ended
	6.30.14	6.30.13	6.30.14	6.30.13
Fines and expenses recovered	97,437	89,046	206,253	174,580
Provisions for deactivation of assets and for labor, tax and civil claims, net	(208,844)	(220,693)	(404,814)	(366,212)
Net income (loss) from disposal/loss of assets (a)	(896)	75,397	(15,442)	129,523
Other income (expenses)	(9,050)	(4,752)	(5,665)	(9,051)
Total	(121,353)	(61,002)	(219,668)	(71,160)

Other operating income	118,566	188,737	247,862	346,925
Other operating expenses	(239,919)	(249,739)	(467,530)	(418,085)
Total	(121,353)	(61,002)	(219,668)	(71,160)

(a)  The consolidated amounts of the first half of 2013 include R$40,831 from disposal of 93 non - strategic transmission towers. After the sale of these assets, a lease agreement was entered into for a portion of the towers disposed of to continue the data transmissions necessary for rendering mobile telecommunications services.

Such transaction was treated as a sale and leaseback transaction, under IAS 17. The leaseback of each asset disposed of was reviewed by management and classified as operating or finance lease, considering the qualitative and quantitative requirements provided for in IAS 17. The risks and rewards of such towers were transferred to the buyers.

Telefônica Brasil S. A.

Notes to Quarterly Information

June 30, 2014

(In thousands of reais)

25. FINANCIAL INCOME (EXPENSES), NET

	Company
	Three-month periods ended		Six-month periods ended
	6.30.14	6.30.13	6.30.14	6.30.13
Financial income
Short-term investment yield	109,388	68,952	259,096	120,301
Gains on derivative transactions	66,574	37,145	208,043	45,828
Interest income	28,932	20,590	61,715	44,093
Monetary/exchange gains	102,698	27,023	265,235	43,670
Other financial income	21,604	(2,070)	56,424	9,184
	329,196	151,640	850,513	263,076

Financial expenses
Interest expenses	(194,719)	(119,131)	(403,291)	(214,460)
Losses on derivative transactions	(109,299)	(7,739)	(323,719)	(27,488)
Monetary/exchange losses	(88,124)	(65,594)	(229,084)	(106,839)
Pis/Cofins on interest on equity received	-	(20,073)	-	(20,073)
Other financial expenses	(73,353)	(10,223)	(135,650)	(20,642)
	(465,495)	(222,760)	(1,091,744)	(389,502)

Financial income (expenses), net	(136,299)	(71,120)	(241,231)	(126,426)

	Consolidated
	Three-month periods ended		Six-month periods ended
	6.30.14	6.30.13	6.30.14	6.30.13
Financial income
Short-term investment yield	129,065	133,733	289,496	251,534
Gains on derivative transactions	66,574	148,796	208,043	196,641
Interest income	28,611	44,348	61,472	128,903
Monetary/exchange gains	103,108	33,161	266,067	108,403
Other financial income	27,153	23,838	67,446	63,515
	354,511	383,876	892,524	748,996

Financial expenses
Interest expenses	(195,151)	(180,970)	(404,100)	(361,876)
Losses on derivative transactions	(109,299)	(10,449)	(323,719)	(107,796)
Monetary/exchange losses	(88,561)	(199,972)	(229,088)	(271,693)
Pis/Cofins on interest on equity received	-	(20,073)	-	(20,073)
Other financial expenses	(73,548)	(45,744)	(135,995)	(77,621)
	(466,559)	(457,208)	(1,092,902)	(839,059)

Financial income (expenses), net	(112,048)	(73,332)	(200,378)	(90,063)

26. INCOME AND SOCIAL CONTRIBUTION TAXES

The Company and its subsidiary recognize income and social contribution taxes on a monthly basis, on an accrual basis, and pay the taxes based on estimates, in accordance with interim trial balances. Taxes calculated on profit or losses for the periods covered by the financial statements are recorded in liabilities or assets, as applicable.

Telefônica Brasil S. A.

Notes to Quarterly Information

June 30, 2014

(In thousands of reais)

Reconciliation of tax expense and statutory tax rates

Reconciliation of the reported tax expense and the amounts calculated by applying the statutory tax rate of 34% (income tax of 25% and social contribution tax of 9%) is shown in the table below.

	Company
	Three-month periods ended		Six-month periods ended
	6.30.14	6.30.13	6.30.14	6.30.13
Income before taxes	1,153,727	1,012,150	2,111,362	1,878,007
Income and social contribution tax expense at 34%	(392,267)	(344,131)	(717,863)	(638,522)
Permanent and temporary differences
Equity pickup, net of effects of interest on equity received	60,492	268,242	109,940	538,667
Dividends expired	(3,722)	(3,490)	(3,722)	(3,490)
Nondeductible expenses, gifts and incentives	(31,041)	549	(57,130)	(1,440)
Deferred tax adjustment – Law No. 12973/14 (a)	1,195,989	-	1,195,989	-
Other (additions) exclusions	9,475	(19,065)	14,847	(48,792)
Tax debit (credit)	838,926	(97,895)	542,061	(153,577)

Effective rate	-72.7%	9.7%	-25.7%	8.2%
Current IRPJ and CSLL	(375,660)	(97,895)	(610,029)	(153,577)
Deferred IRPJ and CSLL	1,214,586	-	1,152,090	-

	Consolidated
	Three-month periods ended		Six-month periods ended
	6.30.14	6.30.13	6.30.14	6.30.13
Income before taxes	1,245,026	1,052,553	2,276,990	2,385,703
Income and social contribution tax expense at 34%	(423,309)	(357,868)	(774,177)	(811,139)
Permanent and temporary differences
Equity pickup, net of effects of interest on equity received	154	(550)	496	(701)
Dividends expired	(3,722)	(3,490)	(3,722)	(3,490)
Temporary differences of subsidiaries	-	(34)	-	(34)
Nondeductible expenses, gifts and incentives	(31,058)	(50,601)	(57,147)	(68,848)
Deferred taxes recognized in subsidiaries on income and social contribution tax losses and temporary differences for prior years	-	255,812	-	255,812
Deferred taxes not recognized in subsidiaries on income and social contribution tax losses	-	10,728	-	(24,295)
Deferred tax adjustment – Law No. 12973/14 (a)	1,195,989	-	1,195,989	-
Other (additions) exclusions	9,573	7,705	14,994	(8,578)
Tax debit (credit)	747,627	(138,298)	376,433	(661,273)

Effective rate	-60.0%	13.1%	-16.5%	27.7%
Current IRPJ and CSLL	(448,876)	(236,748)	(745,452)	(516,277)
Deferred IRPJ and CSLL	1,196,503	98,450	1,121,885	(144,996)

(a)  After enactment of Law No. 12973 (former Provisional Executive Order No. 627/13), issued on May 14, 2014, the Company reviewed the tax bases of certain intangible assets arising from business combinations, representing a positive net effect in P&L on deferred income and social contribution taxes amounting to R$1,195,989.

Breakdown of changes in the deferred income and social contribution tax assets and liabilities on temporary differences is shown in Note 6.2.

Telefônica Brasil S. A.

Notes to Quarterly Information

June 30, 2014

(In thousands of reais)

27. EARNINGS PER SHARE

Basic and diluted earnings per share were calculated by dividing income attributed to the Company’s shareholders by the weighted average number of outstanding common and preferred shares for the periods. No transactions were carried out that could have potential shares issued through the date of issue of the consolidated financial statements; therefore, there are no adjustments to diluting effects inherent to the potential issue of shares.

The table below shows the calculation of earnings per share of the Company:

	Company
	Three-month periods ended		Six-month periods ended
	6.30.14	6.30.13	6.30.14	6.30.13
Net income for the year attributed to shareholders:	1,992,653	914,255	2,653,423	1,724,430
Common shares	634,567	291,147	844,991	549,150
Preferred shares	1,358,086	623,108	1,808,432	1,175,280

Number of shares:	1,123,269	1,123,269	1,123,269	1,123,269
Weighted average number of outstanding common shares for the year	381,336	381,336	381,336	381,336
Weighted average number of outstanding preferred shares for the year	741,933	741,933	741,933	741,933

Basic and diluted earnings per share:
Common shares	1.66	0.76	2.22	1.44
Preferred shares	1.83	0.84	2.44	1.58

28. TRANSACTIONS AND BALANCES WITH RELATED PARTIES

28.a) Terms and conditions of transactions with related parties:

a)  Fixed and mobile telephone services provided by companies of Telefónica Group;

b) Expenses incurred are charged to the Company by Media Networks Latino América and Telefónica Del Peru;

c) Digital TV services provided by Media Networks Latino América;

d) Lease and maintenance of safety equipment provided by Telefônica Engenharia e Segurança do Brasil;

e) Corporate services passed through at the cost effectively incurred on those services;

f)  Systems development and maintenance services provided by Telefónica Global Tecnology;

g) International transmission infrastructure for a number of data circuit and roaming services provided by Telefónica International Wholesale Brazil, Telefónica International Wholesale Services Spain and Telefónica USA;

h) Administrative management services (financial, equity, accounting and human resources services) provided by Telefônica Serviços Empresariais do Brasil;

i) Logistics and courier services provided by Telefônica Transportes e Logística;

j)  Voice portal content provider services provided by Terra Networks Brasil;

k) Data communications and integrated solution services provided by Telefónica International Wholesale Services Spain and Telefónica USA;

Telefônica Brasil S. A.

Notes to Quarterly Information

June 30, 2014

(In thousands of reais)

l)  Long-distance calls and international roaming services provided by companies of Telefónica Group;

m) Refund of expenses from advisory service fees, expenses with salaries and other expenses paid by the Company to be refunded by companies of the Telefónica Group;

n)  Assignment of rights to use the brand paid to Telefónica;

o) Stock option plan to employees of Telefónica and TData linked to the acquisition of Telefónica S.A. shares;

p) Reimbursement of spending relating to digital businesss for Telefónica Internacional; and

q) Lease of buildings where Telefônica Serviços Empresariais do Brasil and Telefônica Transportes e Logística are based;

For the transactions above, the prices practiced and other sales conditions are agreed between the parties.

A summary of the balances and transactions with related parties is as follows:

		Balance sheet - assets
		6.30.14			12.31.13
		Current assets		Noncurrent assets	Current assets		Noncurrent assets
Companies	Nature of transaction	Accounts receivable, net	Other assets	Other assets	Accounts receivable, net	Other assets	Other assets
Parent companies
SP Telecomunicações Participações	m)	48	140	5,771	28	183	6,717
Telefónica Internacional	m)	-	-	35,336	-	154	38,386
Telefónica	m) / o)	-	62	179	-	1,361	179
		48	202	41,286	28	1,698	45,282
Other group’s companies
Telefónica Usa	k)	2,325	-	-	2,612	-	-
Telefónica Chile	l)	-	5,524	-	-	4,808	-
Telefónica de España	l)	-	-	-	230	-	-
Telefónica Peru	b) / l)	1,249	-	-	1,573	-	-
Telefônica Engenharia de Segurança do Brasil	a) / e) / m)	1,026	2,036	409	1,320	1,903	472
Telefónica International Wholesale Services Brazil	a) / e) / m)	4,909	176	210	6,966	139	344
Telefónica International Wholesale Services Spain	k)	43,284	-	-	48,267	-	-
Telefónica Moviles España	l)	8,131	-	-	6,335	-	-
Telefônica Serviços Empresariais do Brasil	a) / e) / m) / q)	2,162	15,648	1,924	2,579	15,284	2,837
Telefônica Transportes e Logistica	a) / e) / m) / q)	500	143	61	530	146	64
Terra Networks Brasil	a) / e) / m)	4,015	6,471	19	2,561	5,682	106
Other	a) / e) / l)	30,353	6,199	15,331	25,352	5,372	13,611
		97,954	36,197	17,954	98,325	33,334	17,434
Total		98,002	36,399	59,240	98,353	35,032	62,716

Telefônica Brasil S. A.

Notes to Quarterly Information

June 30, 2014

(In thousands of reais)

		Balance sheet - liabilities
		6.30.14			12.31.13
		Current liabilities		Noncurrent liabilities	Current liabilities		Noncurrent liabilities
Companies	Nature of transaction	Trade accounts payable and accounts payable	Other payables	Other payables	Trade accounts payable and accounts payable	Other payables	Other payables
Parent companies
SP Telecomunicações Participações	e) / m)	6,228	-	6,051	50,120	-	6,483
Telefónica Internacional	m) / p)	206,668	-	349	214,523	-	-
Telefónica	n)	5,774	79,160	2,175	1,772	84,754	2,035
		218,670	79,160	8,575	266,415	84,754	8,518
Other group’s companies
Telefónica Usa	g)	716	52	114	716	31	121
Telefónica Chile	l)	-	-	-	-	-	-
Telefónica de España	l)	-	-	-	441	-	-
Telefónica Peru	l)	-	-	-	-	-	-
Telefônica Engenharia de Segurança do Brasil	d)	2,111	-	8	3,550	-	8
Telefónica International Wholesale Services Brazil	g)	110,528	1,264	458	75,485	-	391
Telefónica International Wholesale Services Spain	g) / l)	13,452	19,225	-	17,842	9,986	-
Telefónica Moviles España	l)	7,647	-	-	5,468	-	-
Telefônica Serviços Empresariais do Brasil	h) / m)	8,831	17	545	11,701	36	-
Telefônica Transportes e Logistica	i)	22,223	-	259	25,163	1	270
Terra Networks Brasil	j)	1,038	-	266	883	-	266
Other	c) / f) / l)	67,895	161	636	49,281	146	636
		234,441	20,719	2,286	190,530	10,200	1,692
Total		453,111	99,879	10,861	456,945	94,954	10,210

		Income statement – revenues (costs and expenses)
		Six-month periods ended
		6.30.14		6.30.13
Companies	Nature of transaction	Revenues	Costs and expenses	Revenues	Costs and expenses
Parent companies
SP Telecomunicações Participações	e) / m)	-	(14,731)	-	(23,529)
Telefónica Internacional	m) / p)	-	48,808	7	(22,073)
Telefónica	m) / n)	6,355	(169,293)	2,146	(133,796)
		6,355	(135,216)	2,153	(179,398)
Other group’s companies
Telefónica Usa	g) / k)	1,430	(1,509)	1,577	(592)
Telefónica Chile	l)	-	331	-	-
Telefónica de España	l)	-	(59)	878	(1,342)
Telefónica Del Peru	b) / l)	-	(199)	127	(189)
Telefônica Engenharia de Segurança do Brasil	a) / d) / e) / m)	964	(3,816)	1,379	(3,513)
Telefónica International Wholesale Services Brazil	a) / e) / g) / m)	5,923	(97,494)	5,537	(87,562)
Telefónica International Wholesale Services Spain	g) / k) / l)	27,123	(22,093)	23,818	(11,098)
Telefónica Moviles España	l)	617	(1,703)	1,174	(4,151)
Telefônica Serviços Empresariais do Brasil	a) / e) / h) / m) / q)	2,318	(33,259)	2,884	(42,471)
Telefônica Transportes e Logistica	a) / e) / i) / m) / q)	671	(38,624)	570	(44,182)
Terra Networks Brasil	a) / g) / j) / m)	2,439	1,209	2,086	(383)
Other	a) / c) / e) / f) / l)	10,861	(29,158)	7,359	(23,524)
		52,346	(226,374)	47,389	(219,007)
Total		58,701	(361,590)	49,542	(398,405)

Telefônica Brasil S. A.

Notes to Quarterly Information

June 30, 2014

(In thousands of reais)

28.b) Management compensation

Consolidated management compensation paid by the Company to its Board of Directors and Statutory Officers for the six-month periods ended June 30, 2014 and 2013 amounted to approximately R$11,267 and R$21,724, respectively. Of this amount, R$8,650 (R$19,488 at June 30, 2013) correspond to salaries, benefits and social charges and R$2,617 (R$2,236 at June 30, 2013) to variable compensation.

These amounts were carried as labor costs, according to the function in the groups of Costs of Services Rendered, Selling Expenses and General and Administrative Expenses (Note 23).

For the six-month periods ended June 30, 2014 and 2013, our Directors and Officers did not receive any pension, retirement pension or other similar benefits.

29. INSURANCE COVERAGE

The policy of the Company and its subsidiary, as well as of Telefónica Group, includes maintenance of insurance coverage for all assets and liabilities involving significant and high-risk amounts, based on management’s judgment and following Telefónica S.A.’s corporate program guidelines. Risk assumptions adopted, given their nature, are not included in the financial statements audit scope and, as a result, were not reviewed by our independent auditors.

Maximum limits of claims (established pursuant the agreements of each company consolidated by the Company) for significant assets, liabilities or interests covered by insurance and their respective amounts are as follows:

Insurance line	Maximum indemnity limits
Operational risks (with loss of profit)	679,810
General civil liability	21,160

30. SHARE-BASED COMPENSATION PLANS

The Company's controlling shareholder, Telefónica S.A., has different share-based compensation plans, which were also offered to management and employees of its subsidiaries, among which are Telefônica Brasil and TData.

Fair value of options is estimated on the grant date, based on the binomial model for pricing options which considers terms and conditions of instruments granted.

The Company refunds Telefónica S.A. for the fair value of the benefit granted to management and employees on grant date.

Significant plans effective as of June 30, 2014 and December 31, 2013 are detailed below:

a)    Telefónica S.A. share incentive plan: Performance Share Plan (PSP)

The General Shareholders’ Meeting of Telefónica S.A., held on June 21, 2006, approved the adoption of a long-term incentive plan to executive officers of Telefónica S.A. and its subsidiaries, which consists of granting them, after fulfillment of the requirements set forth in the plan, with a given number of shares of Telefónica S.A., as variable compensation.

Telefônica Brasil S. A.

Notes to Quarterly Information

June 30, 2014

(In thousands of reais)

Initially, the plan is expected to remain effective for seven years. The plan is divided into five cycles, of three years each, each starting on July 1 (“Start Date”) and ending on June 30 of the third year following the Start Date (“End Date”). At the beginning of each cycle, the number of shares to be granted to plan beneficiaries will be determined based on fulfillment of objectives set. Shares will be granted, as the case may be, after the End Date of each cycle. Cycles are independent, with the first one starting on July 1, 2006 (with shares granted on July 1, 2009), and the fifth cycle, on July 1, 2010 (with shares granted, as the case may be, as from July 1, 2013).

Granting of shares is conditional upon:

•      Beneficiaries staying with the company for the three years of each cycle, subject to certain special conditions in relation to terminations.

•      The actual number of shares granted at the end of each cycle will depend on the level of success and maximum number of shares granted to each executive officer. The level of success is based on the comparison of the evolution of shareholder remuneration considering price and dividends (Total Shareholder Return - TSR) of Telefónica shares, vis-à-vis the evolution of TSRs corresponding to a number of companies quoted in the telecommunications industry, which correspond to the Comparison Group. Each employee enrolled with the plan is granted, at the beginning of each cycle, a maximum number of shares, and the actual number of shares granted at the end of the cycle is calculated by multiplying this number by the maximum level of success on the date. This will be 100% if the evolution of Telefonica's TSR is equal to or greater than the third quartile of the Comparison Group, and 30% if this evolution is equal to the average. If the evolution is maintained between the two values, a linear interpolation will be made, and, if below the median, nothing will be granted.

At June 30, 2013, the fifth cycle (5th cycle July 1, 2010) of this incentive plan ended. Due to a failure to reach TSR limits the shares were not distributed to the executives.

b)    Performance & Investment Plan (PIP)

The General Shareholders' Meeting of Telefónica S.A., held on May 18, 2011, approved a long-term program to acknowledge the commitment, differentiated performance and high potential of its executive officers at global level, by granting them Telefónica S.A. shares.

Participants of the plan need not pay for the shares initially granted to them and may increase the number of shares receivable by the end of the plan if they decide for a joint investment in their PIP. Co-investment requires that the participant buy and maintain, to the end of the cycle, a number equivalent to 25% of shares initially granted thereto by Telefónica S.A. On participant’s co-investment, Telefónica S.A. will increase initial shares by 25%.

Initially, the plan is expected to remain effective for three years. The cycle began on July 1, 2011 and will be effective until June 30, 2014. The number of shares is reported at the beginning of the cycle and, after three years from the grant date, shares are transferred to the participant if goals are achieved.

Granting of shares is conditional upon:

•      maintenance of active employment relationship within the Telefónica Group on the cycle consolidation date;

Telefônica Brasil S. A.

Notes to Quarterly Information

June 30, 2014

(In thousands of reais)

•      achievement, by Telefónica, of results representing fulfillment of the objectives established for the plan: the level of success is based on the comparison of the evolution or shareholder compensation, obtained through (TSR) to the evolution of the TSRs of the previously defined Comparison Group companies:

➢  100% are granted if the TSR of Telefónica S.A exceeds the TSR of companies representing 75% of capitalization on the Comparison Group stock exchange.

➢  30% are granted if the TSR of Telefónica S.A is equivalent to the TSR of companies representing 50% of capitalization on the Comparison Group stock exchange.

➢  determined by linear interpolation if the TSR of Telefónica S.A ranges from 50% to 75% of the capitalization of the Comparison Group stock exchange.

➢  no shares are granted if the TSR of Telefónica S.A is below the TSR of companies representing 50% of capitalization on the Comparison Group stock exchange.

The maximum number of shares attributed in the first three outstanding cycles at June 30, 2014 is as follows:

Cycles	Number of shares	Unit value in euros	Maturity date
1st cycle – July 1, 2011	380,663	8.28	June 30, 2014
2nd cycle – July 1, 2012	672,675	8.28	June 30, 2015
3rd cycle – July 1, 2013	477,010	10.39	June 30, 2016

c)    Global share incentive plan of Telefónica S.A.: Global Employee Share Plan (GESP)

The General Shareholders’ Meeting of Telefónica S.A. held on May 18, 2011, approved the share option incentive plan of Telefónica S.A. for Telefonica Group’s employees, on a global level, including employees of Telefonica Brasil and its subsidiary. Through this plan, they are offered the possibility of acquiring shares of Telefónica S.A., which agrees to freely grant participants with a certain number of its shares, whenever certain requirements are fulfilled.

Initially, the plan is expected to remain effective for two years. Employees enrolled with the plan could acquire Telefónica S.A. shares through monthly contributions of up to 100 Euros (or equivalent in local currency), with maximum of 1,200 Euros over twelve months (vesting period). Shares will be granted, as the case may be, after the vesting period, beginning December 1, 2014, and is conditional upon:

•      Beneficiaries staying with the company for the two years of the program (vesting period), subject to certain special conditions in relation to terminations.

•      The exact number of shares to be granted at the end of the vesting period will rely upon the number of shares acquired and held by employees. Thus, employees enrolled with the plan, continuing with the Group, and who have held the shares acquired for additional twelve months after the vesting period, are entitled to receive one free share for each share they have acquired and held through the end of the vesting period.

The vesting period started in November 2012 and the total number of employees of Telefônica Brasil and its subsidiaries enrolled with the plan totaled 1,839.

Telefônica Brasil S. A.

Notes to Quarterly Information

June 30, 2014

(In thousands of reais)

The Company and its subsidiary recorded personnel expenses referring to share-based payment plans as follows:

	Six-month periods ended
Plans	6.30.14	6.30.13
PSP	-	653
PIP	4,824	5,538
GESP	1,191	1,100
Total	6,015	7,291

31. POST-RETIREMENT BENEFIT PLANS

The plans sponsored by the Company and related benefit types are as follows.

Plan	Type (1)	Entity	Sponsor
PBS-A	DB	Sistel	Telefônica Brasil, jointly with other telecoms originated from the privatization of Telebrás
PAMA / PCE	Health plan	Sistel	Telefônica Brasil, jointly with other telecoms originated from the privatization of Telebrás
CTB	DB	Telefônica Brasil	Telefônica Brasil
PBS	DB/Hybrid	VisãoPrev	Telefônica Brasil
PREV	Hybrid	VisãoPrev (2)	Telefônica Brasil
VISÃO	DC/Hybrid	VisãoPrev	Telefônica Brasil and Telefonica Data

(1) DB = Defined Benefit Plan;
DC = Defined Contribution Plan;
Hybrid = Plan that offers both DB and DC-type benefits.

The Company, together with other companies from former Telebrás System, sponsors private pension plans and post-employment medical benefits, as follows: i) PBS-A; ii) PAMA; iii) CTB; iv) Telefônica BD (which incorporated plans PBS-Telesp, PBS-Telesp Celular, PBS-TCO and PBS Tele Leste Celular); v) PBS Tele Sudeste Celular and; vi) Plano TCP Prev, TCO Prev and CelPrev; and vi) Plano de Benefícios Visão Telefônica and Visão Celular – Celular CRT, Telerj Celular, Telest Celular, Telebahia Celular and Telergipe Celular.

The Company individually sponsors defined benefit retirement plans - Plano PBS, managed by Visão Prev. In addition, a multiemployer retirement plan (PBS-A) and health care plan (PAMA) are provided by the Company and its subsidiary to retired employees and their dependents (managed by Fundação Sistel, with constituted fund and participants contributions), at shared costs. Contributions to the PBS Plans are determined based on actuarial valuations prepared by independent actuaries, in accordance with the rules in force in Brazil. The funding procedure is the capitalization method and the sponsor’s contribution is a fixed percentage of payroll of employees covered by the plan, as described below:

Plan	%
Telefônica BD	11.57
PBS Tele Sudeste Celular	12.08
PBS Telemig Celular	6.11
PAMA	1.50

Telefônica Brasil S. A.

Notes to Quarterly Information

June 30, 2014

(In thousands of reais)

For other employees of the Company and its subsidiary, there is an individual defined contribution plan - Visão Benefit Plan, which is managed by Visão Prev Companhia de Previdência Complementar. These plans are funded by contributions made by participants (employees) and by sponsors, which are credited to members’ individual accounts. The Company and its subsidiary are responsible for funding all administrative and maintenance expenses of such plans, including members’ death and disability risks. The contributions made by the Company and its subsidiary to those plans are equal to those of the participants, which range from 2% to 9% of their salaries, and from 0% to 8% of the contribution salary of Vivo Prev participants, based on the percentage chosen by the employee.

Additionally, the Company supplements the retirement benefits of certain employees of the former Companhia Telefônica Brasileira (CTB).

The Company also sponsors the CelPrev. The participant may contribute to the plan in three ways, to wit: (a) normal basic contribution: percentage ranging from 0% to 2% of their participation salary; (b) normal additional contribution: percentage ranging from 0% to 6% of part of their participation salary exceeding 10 Standard Reference Units of the Plan; and (c) volunteer contribution: percentage freely chosen by the participant, and applied on their participation salary. The sponsor may contribute in four ways, to wit: (a) normal basic contribution: contribution equal to the normal basic contribution of the participant, less contribution to fund the health allowance benefit and administrative expenses; (b) normal additional contribution: equal to the normal additional contribution of the participant, less administrative expenses; (c) volunteer contribution: volunteer contribution and with frequency determined by the sponsor, and (d) special contribution: contribution solely to sponsor’s employees not belonging to PBS and who enrolled with the plan 90 days from the day CelPrev became effective.

All revenue and expenses relating to the defined benefit plan and the hybrid benefit plan as well as the employee contributions, cost of current services, interest on the net actuarial liabilities are recognized directly in the Company´s operating income and that of its subsidiary.

Actuarial gains and losses from the defined benefit plan and the hybrid benefit plan, further to recoverability and surplus limits for reimbursement or reduction of future contributions are being immediately recognized as other comprehensive income and do not generate any impact in the Company´s operational income or that of its subsidiary.

Consolidated changes in plans that generate surplus and deficit are as follows:

	Consolidated
	Plans that generate surplus	Plans that generate deficit
Balances at 12.31.13	17,909	(370,351)
Current service cost	(1,237)	(45)
Net interest on defined benefit assets/liabilities	1,056	(19,801)
Effects on comprehensive income	1,629	2,643
Balances at 6.30.14	19,357	(387,554)

Telefônica Brasil S. A.

Notes to Quarterly Information

June 30, 2014

(In thousands of reais)

Consolidated actuarial assets (liabilities) recorded are as follows:

	Consolidated
Plan	6.30.14	12.31.13
CTB	(49,041)	(49,158)
PAMA	(338,513)	(321,193)
PBS	5,354	4,720
VISÃO	7,098	6,674
PREV	6,905	6,515
Actuarial assets (liabilities), net	(368,197)	(352,442)

32. FINANCIAL INSTRUMENTS

The Company and its subsidiary measured their financial assets and liabilities in relation to market values based on available information and appropriate valuation methodologies.  However, both interpretation of market information and selection of methodologies require considerable judgment and reasonable estimates in order to produce adequate realizable values.  Consequently, the estimates presented do not necessarily indicate the amounts that could be realized in the current market. The use of different market hypothesis and/or methodologies may have a significant effect on the estimated realizable values. At June 30, 2014 and December 31, 2013, the Company did not identify any significant and prolonged impairment in recoverable amount of its financial instruments.

Breakdown of consolidated financial assets and liabilities as of June 30, 2014 and December 31, 2013.

At June 30, 2014:

	Consolidated
	Fair value			Amortized cost
Financial assets	Measured at fair value through profit or loss	Coverage	Available for sale	Loans and receivables	Level 1 Market price	Level 2 Estimates based on other market data	Total book value	Total fair value
Current financial assets
Cash and cash equivalents (Note 3)	-	-	-	5,486,721	-	-	5,486,721	5,486,721
Accounts receivable, net (Note 4)	-	-	-	6,174,988	-	-	6,174,988	6,174,988
Derivative transactions (Note 32)	82	228,265	-	-	-	228,347	228,347	228,347

Noncurrent financial assets
Accounts receivable, net (Note 4)	-	-	-	280,942	-	-	280,942	280,942
Equity interests (Note 10)	-	-	78,108	-	78,108	-	78,108	78,108
Derivative transactions (Note 32)	-	91,460	-	-	-	91,460	91,460	91,460
Total financial assets	82	319,725	78,108	11,942,651	78,108	319,807	12,340,566	12,340,566

	Consolidated
Financial liabilities	Measured at fair value through profit or loss	Amortized cost	Coverage	Level 2 Estimates based on other market data	Total book value	Total fair value
Current financial liabilities
Trade accounts payable (Note 14)	-	6,841,317	-	-	6,841,317	6,841,317
Loans, financing and finance leases (Note 16.1)	-	1,808,723	-	-	1,808,723	1,941,719
Debentures (Note 16.2)	-	301,827	-	-	301,827	617,828
Derivative transactions (Note 32)	746	-	32,788	33,534	33,534	33,534

Noncurrent financial liabilities
Loans, financing and finance leases (Note 16.1)	-	2,208,168	-	-	2,208,168	1,992,468
Debentures (Note 16.2)	-	4,017,470	-	-	4,017,470	3,689,697
Derivative transactions (Note 32)	-	-	18,764	18,764	18,764	18,764
Total financial liabilities	746	15,177,505	51,552	52,298	15,229,803	15,135,327

Telefônica Brasil S. A.

Notes to Quarterly Information

June 30, 2014

(In thousands of reais)

At December 31, 2013:

	Consolidated
	Fair value			Amortized cost
Financial assets	Measured at fair value through profit or loss	Coverage	Available for sale	Loans and receivables	Level 1 Market price	Level 2 Estimates based on other market data	Total book value	Total fair value
Current financial assets
Cash and cash equivalents (Note 3)	-	-	-	6,543,936	-	-	6,543,936	6,543,936
Accounts receivable, net (Note 4)	-	-	-	5,802,859	-	-	5,802,859	5,802,859
Derivative transactions (Note 32)	893	88,606	-	-	-	89,499	89,499	89,499

Noncurrent financial assets
Accounts receivable, net (Note 4)	-	-	-	257,086	-	-	257,086	257,086
Equity interests (Note 10)	-	-	86,349	-	86,349	-	86,349	86,349
Derivative transactions (Note 32)	-	329,652	-	-	-	329,652	329,652	329,652
Total financial assets	893	418,258	86,349	12,603,881	86,349	419,151	13,109,381	13,109,381

	Consolidated
Financial liabilities	Measured at fair value through profit or loss	Amortized cost	Coverage	Level 2 Estimates based on other market data	Total book value	Total fair value
Current financial liabilities
Trade accounts payable (Note 14)	-	6,914,009	-	-	6,914,009	6,914,009
Loans, financing and finance leases (Note 16.1)	-	1,236,784	-	-	1,236,784	1,417,911
Debentures (Note 16.2)	-	286,929	-	-	286,929	588,116
Derivative transactions (Note 32)	871	-	43,592	44,463	44,463	44,463

Noncurrent financial liabilities
Loans, financing and finance leases (Note 16.1)	-	3,215,156	-	-	3,215,156	2,923,290
Debentures (Note 16.2)	-	4,014,686	-	-	4,014,686	3,698,203
Derivative transactions (Note 32)	-	-	24,807	24,807	24,807	24,807
Total financial liabilities	871	15,667,564	68,399	69,270	15,736,834	15,610,799

Capital management

The objective of the Company’s capital management is to ensure that a solid credit rating is sustained before the institutions, as well as an optimum capital ratio, in order to support the Company’s businesses and maximize the value to its shareholders.

The Company manages its capital structure by making adjustments and fitting into current economic conditions. For this purpose, the Company may pay dividend, raise new loans, issue promissory notes and contract derivative transactions. For the six-month period ended June 30, 2014, there were no changes in the Company’s objectives, policies or capital structure processes.

The Company includes in the net debt structure the following balances: loans, financing, debentures and finance lease (Note 16) operations with derivatives (Note 32), net of cash and cash equivalents (Note 3) and short-term investments as a guarantee of the BNB financing.

Consolidated net indebtedness rates on Company’s equity are as follows:

	Consolidated
	6.30.14	12.31.13
Cash and cash equivalents	5,486,721	6,543,936
Loans, financing, debentures, finance lease and derivative transactions (net of short-term investments given as a guarantee to debts)	(8,011,378)	(8,343,761)
Net debt-to-equity	2,524,657	1,799,825
Equity	44,474,751	42,894,442
Net debt-to-equity ratio	5.68%	4.20%

Telefônica Brasil S. A.

Notes to Quarterly Information

June 30, 2014

(In thousands of reais)

Risk management policy

The Company is exposed to several market risks as a result of its commercial operations, debts obtained to finance its activities and debt-related financial instruments.

The key market risk factors that affect the business of the Company are detailed below:

a.    Currency risk

This risk arises from the possibility that the Company may incur losses due to exchange rate fluctuations, which would increase the financial expenses stemming from loans denominated in foreign currency.

At June 30, 2014, 15.7% (15.9% at December 31, 2013) of the financial debt was denominated in foreign currency. The Company has entered into derivative transactions (exchange rate hedge) with financial institutions to hedge against exchange rate variation on its gross debt in foreign currency (R$1,307,356 and R$1,394,523 at June 30, 2014 and December 31, 2013, respectively). In view of this, total debt was covered by long position on currency hedge transactions (swap for CDI) on those dates.

There is also the exchange rate risk related to non-financial assets and liabilities in foreign currency, which can lead to a lower amount receivable or higher amount payable, depending on exchange rate variation in the period.

Hedge transactions were taken out to minimize the exchange rate risk related to these non-financial assets and liabilities in foreign currency. This balance suffers daily alteration due to the dynamics of the Company´s business however, it intends to cover the net balance of these rights and obligations (US$20,041 thousand and €1,668 thousand payable at June 30, 2014 and US$34,500 thousand and €2,490 thousand payable at December 31, 2013) to minimize the related foreign exchange risk.

b.    Interest rate and inflation risk

This risk arises from the possibility of the Company incurring losses due to an unfavorable change in internal interest rates, which may negatively affect financial expenses connected with part of debentures pegged to CDI and derivative short position (exchange rate hedge and IPCA) taken out at floating interest rates (CDI).

The debt taken out from BNDES is indexed by the TJLP (Long Term Interest Rate) quarterly set by the National Monetary Council, which was kept at 6% p.a. from July 2009 to June 2012. From July to December 2012, the TJLP was 5.5% p.a., and reduced to 5% p.a. as from January 2013.

The risk of inflation arises from the debentures of 1st Issue - Minas Comunica, indexed by the IPCA, which may adversely affect our financial expenses in the event of an unfavorable change in this index.

To reduce exposure to local floating interest rates (CDI), the Company and its subsidiary invest cash surplus of R$5,437,426 (R$6,442,015 at December 31, 2013), mainly in short-term financial investments (Bank Deposit Certificates) based on CDI variation. The carrying amount of these instruments approximates market value, since they are redeemable within short term.

Telefônica Brasil S. A.

Notes to Quarterly Information

June 30, 2014

(In thousands of reais)

c.    Liquidity risk

Liquidity risk derives from the possibility that the Company and its subsidiary do not have sufficient resources to meet their commitments according to the different currencies and terms of execution/settlement of their rights and obligations.

The Company structures the maturity dates of the non-derivative financial agreements, as shown in Note 16, and their respective derivatives as shown in the payments schedule disclosed in the referred note, in such manner as not to affect their liquidity.

The control over the Company’s liquidity and cash flow is monitored daily by management, in such way as to ensure that the operating cash generation and the available lines of credit, as necessary, are sufficient to meet their schedule of commitments, not generating liquidity risks.

d.    Credit risk

This risk arises from the possibility that the Company may incur losses due to the difficulty in receiving amounts billed to its customers and sales of devices and pre-activated pre-paid cards to the distributor’s network.

The credit risk on accounts receivable is dispersed and minimized by a strict control of the customer base. The Company constantly monitors the level of accounts receivable of post-paid plans and limit the risk of past-due accounts, interrupting access to telephone lines for past due bills. The mobile customer base predominantly uses the prepaid system, which requires prior charging and consequently entails no credit risk. Exceptions are made for telecommunication services that must be maintained for security or national defense reasons.

The credit risk in the sale of devices and “pre-activated” prepaid cards is managed under a conservative credit policy, by means of modern management methods, including the application of “credit scoring” techniques, analysis of financial statements and information, and consultation to commercial data bases, in addition to request of guarantees.

At June 30, 2014 and December 31, 2013, the customer portfolio of the Company had no customers whose receivables were individually higher than 1% of total accounts receivable from services.

The Company is also subject to credit risk arising from short-term investments, letters of guarantee received as collateral in connection with certain transactions and receivables from derivative transactions. The Company controls the credit limit granted to all counterparties and diversifies such exposure among first-tier financial institutions, according to credit policy of financial counterparties in force.

Derivatives and risk management policy

All the Company’s derivative financial instruments are intended to hedge against the currency risk arising from assets and liabilities in foreign currency, against inflation risk from its debenture and lease indexed to IPCA (inflation rate) with shorter term, and against the risk of changes in TJLP of a debt with the BNDES. As such, any changes in risk factors generate an opposite effect on the hedged end. Therefore, there are no derivative instruments for speculative purposes and the Company is hedged against currency risk.

Telefônica Brasil S. A.

Notes to Quarterly Information

June 30, 2014

(In thousands of reais)

The Company has internal controls over its derivative instruments, which, according to management, are appropriate to control the risks associated with each market strategy.  The Company’s results derived from its derivative financial instruments indicate that the risks have been adequately managed.

The Company determines the effectiveness of the derivative instruments entered into, to hedge its financial liabilities at the beginning of the operation and on an ongoing basis (on a quarterly basis). At June 30, 2014 and December 31, 2013, derivative instruments taken out were effective for the hedged debts. Provided that these derivative contracts qualify as hedge accounting, the hedged risk may also be adjusted at fair value, according to hedge accounting rules.

The Company entered into swap contracts in foreign currency at different exchange rates hedging its assets and liabilities in foreign currency.

At June 30, 2014 and December 31, 2013, the Company had no embedded derivative contracts.

Derivative contracts have specific provisions for penalty in case of breach of contract. A breach of contract provided for in the agreements made with financial institutions is characterized by breach of a clause, resulting in the early settlement of the contract.

Fair value of financial instruments

The discounted cash flow method was used to determine the fair value of financial liabilities (when applicable) and derivative instruments, considering expected settlement of liabilities or realization of assets and liabilities at the market rates prevailing at balance sheet date.

Fair values are calculated by projecting future operating flows, using BM&FBovespa curves, and discounting to present value through market DI rates for swaps, as informed by BM&FBovespa.

The market values of exchange rate derivatives were obtained through market currency rates in force at the balance sheet date and projected market rates were obtained from currency coupon curves. The coupon for positions indexed to foreign currencies was determined using the 360-calendar-day straight-line convention; the coupon for positions indexed by CDI was determined using the 252-workday exponential convention.

The consolidated derivative financial instruments shown below are registered with CETIP. All of them are classified as swaps and do not require margin deposits.

Telefônica Brasil S. A.

Notes to Quarterly Information

June 30, 2014

(In thousands of reais)

		Consolidated
						Accumulated effect
		Notional value		Fair value		Receivable (payable)
Description	Index	6.30.14	12.31.13	6.30.14	12.31.13	6.30.14	12.31.13
Swaps contracts
Long position
Foreign currency		1,266,879	1,339,265	1,661,978	1,843,347	295,585	393,232
Citibank	US$	187,506	181,230	230,385	240,175	42,908	62,099
Votorantim	US$	-	2,464	-	3,547	-	-
Bradesco	US$	408,104	474,281	526,158	626,463	36,610	50,883
Itaú	US$	33,195	36,656	33,010	37,182	-	394
JP Morgan	US$	448,046	443,207	609,868	645,001	158,371	204,720
Bradesco	EUR	-	12,888	-	12,913	-	-
Itaú	EUR	-	5,506	-	5,481	-	-
JP Morgan	EUR	7,495	-	7,513	-	-	-
Bradesco	LIBOR US$	179,533	179,533	248,382	264,615	57,637	75,136
Itaú	JPY	3,000	3,500	6,662	7,970	59	-

Floating rate		701,989	736,169	677,969	713,292	(4,753)	4,438
Bradesco	CDI	-	15,530	-	15,518	-	89
Itaú	CDI	-	20,639	-	20,769	-	-
Citibank	CDI	2,750	-	2,769	-	-	-
HSBC	TJLP	100,000	100,000	96,457	96,715	81	552
Citibank	TJLP	200,000	200,000	192,914	193,430	(5,206)	1,233
Santander	TJLP	299,239	300,000	289,372	290,145	291	2,012
Itaú	TJLP	100,000	100,000	96,457	96,715	81	552

Inflation rates		266,198	232,714	303,118	251,282	23,529	21,481
Itaú	IPCA	107,763	72,000	136,992	95,351	22,674	21,159
Santander	IPCA	158,435	160,714	166,126	155,931	855	322

Short position
Floating rate		(2,049,782)	(2,083,238)	(2,117,865)	(2,148,818)	(45,250)	(66,145)
Citibank	CDI	(395,001)	(381,230)	(385,754)	(377,847)	(158)	(7,574)
Votorantim	CDI	-	(2,464)	-	(7,335)	-	(3,788)
HSBC	CDI	(100,000)	(100,000)	(99,421)	(98,891)	(3,045)	(2,727)
Bradesco	CDI	(408,104)	(487,169)	(452,128)	(537,975)	(18,553)	(21,932)
Itaú	CDI	(240,958)	(208,454)	(247,722)	(215,479)	(4,018)	(2,855)
Santander	CDI	(457,673)	(460,714)	(464,536)	(456,982)	(10,182)	(13,240)
JP Morgan	CDI	(448,046)	(443,207)	(468,304)	(454,309)	(9,294)	(14,029)

Foreign currency		(185,283)	(224,911)	(257,691)	(309,221)	(1,602)	(3,125)
Bradesco	LIBOR US$	(179,533)	(179,533)	(248,382)	(264,615)	(1,665)	(2,687)
Bradesco	US$	-	(15,530)	-	(15,429)	-	-
Itaú	EUR	(38,278)	(5,709)	-	(5,811)	-	(65)
Itaú	US$	35,278	(24,139)	(6,603)	(23,366)	-	(373)
Citibank	EUR	(2,750)	-	(2,706)	-	63	-

			Long position			319,807	419,151
			Short position			(52,298)	(69,270)
			Receivables, net			267,509	349,881

a) Swaps of foreign currency (USD) vs. CDI (R$1,354,876) – swap transactions contracted with different maturity dates until 2019, to hedge against foreign exchange variation for loans in USD (financial debt carrying amount of R$1,307,356).

Telefônica Brasil S. A.

Notes to Quarterly Information

June 30, 2014

(In thousands of reais)

b) Swap of foreign currency (Euro and Dollar) and (CDI vs. EUR) (R$48,821) – swap contracts entered into with maturities until August 28, 2014, in order to hedge against foreign exchange variation for net amounts payable in Euro and Dollar (carrying amount of R$44,139 in US Dollar and R$5,017 in Euro).

c) Swap of IPCA vs. CDI percentage (R$100,360) – swap transactions with annual maturity dates until 2014 to hedge against the cash flow identical to the debentures (4th issue – 3rd series) pegged to the IPCA (market value R$100,360).

d) Swap of TJLP vs. CDI (R$675,200) – swap  transactions contracted with maturity dates until 2019, to hedge against foreign exchange variation of TJLP for loans with the BNDES (financial debt carrying amount of R$694,504).

e) Swap of IPCA vs. CDI (R$202,759) – swap transactions maturing in 2033 for the purpose of protecting from the IPCA variation risk of finance lease (market balance of R$203,343).

The maturities of swap contracts as of June 30, 2014 are as follows:

Swap contract	Maturity
	2014	2015	2016	From 2017 onwards	Receivable (payable) at 6.30.14
Foreign currency x CDI	21,727	158,925	11,993	72,625	265,270
Bradesco	(11,160)	573	11,993	72,625	74,031
JP Morgan	(9,275)	158,352	-	-	149,077
Citibank	42,750	-	-	-	42,750
Itaú	(588)	-	-	-	(588)

CDI x Foreign currency	63	-	-	-	63
Citibank	63	-	-	-	63

FORWARD	59	-	-	-	59
Itaú	59	-	-	-	59

TJLP x CDI	(4,714)	(5,983)	(4,928)	(2,473)	(18,098)
Citibank	(1,356)	(1,720)	(1,415)	(714)	(5,205)
HSBC	(778)	(973)	(785)	(429)	(2,965)
Santander	(1,802)	(2,317)	(1,943)	(901)	(6,963)
Itaú	(778)	(973)	(785)	(429)	(2,965)

IPCA x CDI	22,491	49	120	(2,445)	20,215
Itaú	22,462	(6)	12	(180)	22,288
Santander	29	55	108	(2,265)	(2,073)

Total	39,626	152,991	7,185	67,707	267,509

For the purpose of preparing the financial statements, the Company and its subsidiary adopted hedge accounting for its foreign currency swaps vs. CDI, IPCA vs. CDI and TJLP vs. CDI swap transactions providing financial debt hedge. Under this methodology, both the derivative and the risk covered are stated at fair value.

At June 30, 2014, ineffectiveness amounted to R$1,786 (R$965 at December 31, 2013).

Telefônica Brasil S. A.

Notes to Quarterly Information

June 30, 2014

(In thousands of reais)

At June 30, 2014 and 2013, derivative transactions generated a consolidated loss of R$115,676 and gain of R$88,845, respectively, under Note 25.

Sensitivity analysis of the Company’s risk variables

CVM Deliberation 604/09 requires listed companies to disclose, in addition to the provisions of Technical Pronouncement CPC No. 40 - Financial Instruments: Disclosure (equivalent to IFRS 7), a table showing the sensitivity analysis of each type of market risk inherent in financial instruments considered relevant by management and to which the Company is exposed at the closing date of each reporting period, including all operations involving derivative financial instruments.

In compliance with the foregoing, all the operations involving derivative financial instruments were evaluated considering a probable scenario and two scenarios that may adversely impact the Company.

The assumption taken into consideration under the probable scenario was to keep, the maturity date of each transaction, what has been signaled by the market through BM&FBovespa market curves (currencies and interest rates). Accordingly, the probable scenario does not provide for any impact on the fair value of the derivative financial instruments mentioned above. For scenarios II and III, risk variables contemplated 25% and 50% deterioration, respectively, pursuant to the applicable CVM Rule.

Considering that the Company has derivative instruments only to cover its assets and liabilities in foreign currency, changes in scenarios are offset by changes in the related hedged items, thus indicating that the effects are nearly null. For these operations, the Company reported the value of the hedged item and of the derivative financial instrument in separate lines in the sensitivity analysis table in order to provide information on consolidated net exposure for each of the three scenarios mentioned, as follows:

Telefônica Brasil S. A.

Notes to Quarterly Information

June 30, 2014

(In thousands of reais)

Sensitivity analysis - net exposure

Consolidated
Transaction	Risk	Probable	25% decrease	50% decrease
Hedge (long position)	Derivatives (devaluation risk US$)	829,248	1,037,959	1,247,235
Debt in US$	Debts (valuation risk US$)	(829,248)	(1,037,959)	(1,247,235)
	Net exposure	-	-	-

Hedge (long position)	Derivatives (devaluation risk EUR)	4,807	6,010	7,215
Accounts payable in EUR	Accounts payable EUR (valuation risk EUR)	(14,191)	(17,739)	(21,286)
Accounts receivable in EUR	Accounts payable EUR (devaluation risk EUR)	9,174	11,467	13,760
	Net exposure	(210)	(262)	(311)

Hedge (long position)	Derivatives (devaluation risk US$)	44,015	55,029	66,049
Accounts payable in US$	Debt (valuation risk US$)	(106,163)	(132,703)	(159,244)
Accounts receivable in US$	Debt (devaluation risk US$)	61,896	77,370	92,844
	Net exposure	(252)	(304)	(351)

Hedge (long position)	Derivatives (IPCA decrease risk)	303,119	323,738	348,215
Debt in IPCA	Debts (IPCA increase risk)	(303,119)	(323,738)	(348,215)
	Net exposure	-	-	-

Hedge (long position)	Derivatives (UMBND decrease risk)	526,218	666,496	810,566
Debt in UMBND	Debts (UMBND increase risk)	(526,041)	(666,231)	(810,192)
	Net exposure	177	265	374

Hedge (long position)	Derivatives (TJLP decrease risk)	675,201	723,841	769,940
Debt in TJLP	Debts (TJLP increase risk)	(675,201)	(723,841)	(769,940)
	Net exposure	-	-	-

Hedge (CDI position)
Hedge USD (short position)	Derivatives (CDI increase risk)	(637,282)	(636,903)	(636,534)
Hedge USD and EUR (long and short positions)	Derivatives (CDI increase risk)	(49,485)	(49,478)	(49,470)
Hedge UMBND (short position)	Derivatives (CDI increase risk)	(282,904)	(282,968)	(283,031)
Hedge TJLP (short position)	Derivatives (CDI increase risk)	(452,128)	(458,264)	(463,793)
Hedge IPCA (short position)	Derivatives (CDI increase risk)	(693,296)	(694,005)	(694,657)
	Net exposure	(2,115,095)	(2,121,618)	(2,127,485)

Total exposure in each scenario, net		(2,115,380)	(2,121,919)	(2,127,773)

Net effect on current fair value variation		-	(6,539)	(12,393)

Sensitivity analysis assumptions

Risk variable	Probable	25% decrease	50% decrease
USD	2.2025	2.7531	3.3038
EUR	3.008175	3.76021875	4.5122625
JPY	0.02175	0.0271875	0.032625
IPCA	6.46%	8.07%	9.69%
UMBND	4.30%	5.38%	6.46%
URTJLP	1.97408	2.4676	2.96112
CDI	10.80%	13.50%	16.20%

To determine the net exposure of the sensibility analysis, all derivatives were considered at market value and only hedged elements classified under the hedge accounting method were also considered at fair value.

The fair values shown in the table above are based on the status of the portfolio as of June 30, 2014, not reflecting an estimated realization in view of the market dynamics, always monitored by the Company. The use of different assumptions may significantly impact estimates.

Telefônica Brasil S. A.

Notes to Quarterly Information

June 30, 2014

(In thousands of reais)

33. COMMITMENTS AND GUARANTEES (RENTALS)

The Company and its subsidiary rent equipment, facilities, and stores, administrative buildings, and sites where the radio-base stations are located, through several operating agreements maturing on different dates, with monthly payments. As of June 30, 2014, total amount equivalent to the full contractual period is R$5,736,135 and R$10,238,278, for Company and consolidated, respectively.

The aging list of commitments referring to rental of stores, administrative buildings and sites under non-cancellable contracts is as follows:

	Company	Consolidated
Within 1 year	909,542	1,312,309
From 1 to 5 years	3,054,023	4,484,265
Above 5 years	1,772,570	4,441,704
Total	5,736,135	10,238,278

34. SUPPLEMENTARY INFORMATION

The Company entered into an agreement for industrial exploration of its mobile network by another SMP operator in Regions I, II and III of the General Authorization Plan (PGA), which is solely intended for SMP provision by the operator to its users.

This agreement will be effective for 60 months, as from the 3rd quarter of 2014, as expected, renewable for equal and successive periods of 24 months, as contractually agreed.

Total amount thereof is R$1,042.1 million, as follows: (i) R$4.1 million referring to installation services, received and recorded as “Operating revenue”; (ii) R$35.3 million received by the Company and recorded as “Deferred revenue”, to be amortized as “Operating revenue”, as contractually agreed; (iii) R$200.1 million deposited in an escrow account in favor of the Company, which will be available after effectiveness of the agreement (as from the 3rd quarter of 2014, as expected). This amount will be recorded as “Deferred revenue” and amortized as “Operating revenue”, as contractually agreed; and (iv) R$802.6 million, which will be paid and recognized in P&L as “Operating revenue”, according to the remaining term of the agreement.

35. SUBSEQUENT EVENTS

On July 18, 2014, the Company’s Board of Directors approved a proposal to pay interest on equity at the gross amount of R$298,000, equivalent to R$0.248859546574 per common share and R$0.273745501232 per preferred share, corresponding to a net withholding income tax of R$253,300, equivalent to R$0.211530614588 per common share and R$0,232683676048 per preferred share.

This interest on equity was determined based on income at March 31, 2014, which will be charged to the minimum mandatory dividend for 2014. Payment thereof will be initiated by the end of 2015, on a date to be defined by the Executive Board, and will be individually credited to the shareholders, in accordance with the Company’s shareholding position through July 31, 2014.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	August 12, 2014	By:	/s/ Luis Carlos da Costa Plaster
			Name:	Luis Carlos da Costa Plaster
			Title:	Investor Relations Director